Times change.

Our commitment does not.



2009 ANNUAL REPORT AND FINANCIAL STATEMENTS

Canandaigua National Corporation



The CNB model and mission: a bank for all times.

For more than 120 years, CNB has been a fixture in our community—a symbol of strength, stability, and continuity.

As the country began to climb out of the worst recession in memory, CNB prospered—with earnings per share that significantly exceeded expectations. Reasons for this remarkable performance include solid net interest margins, an increase in deposits, growth in average assets, and mortgage banking revenues that were four times greater than 2008. The larger reason was our steadfast adherence to values that have proven successful since 1887.

Because our banking model is focused on Main Street and not Wall Street, we avoid the risks associated with markets. Our mission is to help individuals and businesses succeed, providing the engine that will run our local economy in any economic climate. Since 1995, we've tripled the size of the bank and quadrupled the earnings—all the while, carefully balancing them among shareholders, customers, colleagues, and the community in a way that supports our mission.

February 11, 2010



A message from
George W. Hamlin, IV,
President

To Our Shareholders:

We are especially pleased to report increased earnings again this year of $31.70 per share, which is $2.76 (9.5%) more than last year and $4.75 (17.6%) over our budget. Given that we have just emerged from the "financial meltdown" which occurred in 2008 and are now back on familiar ground again in the midst of a recovery from a recession, these results are simply most gratifying. We are emerging, albeit slowly, from the worst recession in living memory. National unemployment, which reached a peak of 10.2%, is gradually receding as is the figure for our region of 8%. The Dow Jones has settled above 10,000 compared with the low 6,500 of nearly a year ago in March.

The principal elements driving this positive performance were our net interest margin (responsible for 70% of our revenues) holding the same at 4.10%, but resulting in an increase of better than $6 million of pretax revenues or 14% greater than last year based on increased loan volume. The star of the 2009 earnings performance was CNB Mortgage Company, where revenues were more than four times greater than in 2008, due to a record volume of mortgage re-finance activity spawned by clients taking advantage of low mortgage rates ranging between 4½% – 5% for a large part of the year. This increased revenue was partially offset by prudential increases in the provision for loan losses given the state of the economic conditions and accompanies our year-over-year growth in loans and mortgages of 6.4%, a very good rate of growth considering the depth and breadth of this recession. The mortgage banking revenue also offset the decline, year-over-year, of revenues from trust and investment services which are determined by market value of the assets under management. There was, however, a nice growth in assets from new customer relationships thanks to a plan exquisitely executed by all hands who are, of course, responsible for this performance.

Other highlights include a year-over-year increase in deposits of 12.1% driven by a 13.9% increase in consumer deposits, a growth of average assets year-over-year of 15.5%, and a growth in shareholders' equity, after dividends and taxes, of a very satisfying 11.3%. If we were to report sales revenues as is the custom in manufacturing, our total "sales" would tip the scales at $100 million. Our sales are, in effect, the interest for the time use of money (loans and investments) and direct fees for investment management and transaction services (fund transfers). Another number bearing some attention is our company's annual payroll which now amounts to a little over $28 million. And finally, if we were to eliminate the so-called "one offs" which are particular to this year (FDIC special assessment and retirement accounting requiring acceleration), our core operations improved a healthy 16%. This is up from the 9% cited in my letter to you in August at the close of the first half— and is an indication of the strength of the operations of our company notwithstanding the challenges of the times.

Our Collaboration—the "Secret in the Sauce"

In the context of an economy in disarray, the assault of Congress in an attempt to "reform" our business, and the pain and displacement of the recent financial experience evoking the fullest range of human emotion spanning the utter destruction of confidence and wide-spread panic run amuck, we have an opportunity to identify and understand what activity/business models have worked to insulate best against the inevitability of economic cycles, especially the destruction of the down cycles, and the attending pain and suffering which are associated with widespread unemployment and economic contractions.

The "secret in the sauce" emanates from how we as an enterprise come together daily in a mutual and voluntary collaboration which is progressive, positive and constructive and at once sustains us tangibly (financially) as it also buoys our spirits intangibly (careers, sense of worth and enjoyment). Canandaigua National and its subsidiaries employ approximately 450 souls every day who are directly and materially involved in our operations. When you add their families, our customers, clients, shareholders and their families, we have a fair sized "village" by extension. The impact of this enterprise could easily affect 100,000 people each day, even if only tangentially. The daily impact on the members of this "village" is significant, and is indeed even the principal component of our well being on many levels, often to a greater affect than we feel we gain from the political subdivision (village, town, city) in which we actually reside and to which we pay taxes, the value of which we sometimes question.

The synergy of this collaboration is at the root of 2009's performance, which would be considered very good in normal times and even better considering the economic environment in which we found ourselves this year as we continue to roll out of the financial crisis of 2008. We can expect at the end of a recession that some challenged customers who could have hung on for 12 months may not be able to hang on for 24 months, resulting in a collapse of their enterprise and the attending charge-offs, which did not occur to a great extent in 2009 but we anticipate in 2010. The last component of economic recovery will be employment itself; so we can expect the news for the next year to be negative until most everyone is re-employed. Of course, the effects of the recession will continue with the final improvement in unemployment now expected to be recorded in the first half of 2011.

Expectations for 2009 and the "Winningest" Model

At the beginning of the year, we expected we would see inflation (CPI) of 2.5%, down from 4.6% in the first half of 2008 due to the impact of lower energy costs. GDP was expected to be around negative 2.0%, as we worked our way out of the recession during the second half of the year, driven by governmental stimulation and financial market strengthening, noting that an extended recession into 2010 was a possibility. Actually, for the last year we experienced about a 1% negative trend in costs, that is, a deflation in prices, and a modest growth in GDP. The economy has shown consistent signs of life over the last seven months with a growing confidence evident. Most of the stimulus has yet to be injected into the economy, with only a scant one-third having appeared in 2009. The media is impatient and wonders out loud why "things are not better immediately" when we know that matters economic take time (six to nine months) to start to take effect. With respect to interest rates, we saw a slight decline before year-end 2008, steadiness throughout 2009, and increases late in the year, and an upwardly sloped Treasury yield curve. Stock and bond markets were expected to be an upward blend of some modest 4%, and the Dow has recovered as mentioned above.

I have previously described our business model as the "winningest banking model around." This is important because not all "banks" are alike. It is important for all of us to understand the elements driving this "winningest model" so we may continue to replicate and grow the enterprise based on these fundamental principles. It is also important to remind the members of Congress that we stand as an effective business model which needs no alteration. We do not need more regulation, just the enforcement of existing regulations over all those in the shadow banking industry who engage in the same financial activities that we do but are essentially unsupervised. Further, we need to address the risk to the system of existing investment banking activities (and those yet to be developed) by establishing a commission of federal banking regulators who would have the administrative power to impose restrictions on new activities and products that imperil the financial system, and by requiring adequate reserves, increased capital, and reduced leverage where appropriate.

Inevitability of Economic Cycles

Capitalism, by its very nature, is cyclical. The writings of Hyman Minsky have recently been "discovered" although written in the mid-1970s and are instructive on the subject of booms, busts, and human nature. In the last 200 years, there have been about 15 or so such cycles, with five recessions occurring in the last 35 years since the early 1970s. Recessions occur every 15 years, plus or minus five years. Equally consistent in a cycle is human nature. It seems human beings have a collective memory that lasts only 70% of the economic cycle, so not too long after each recovery we forget the pain of the past, inevitably finding ourselves on another roller coaster ride. As Minsky pointed out, bubbles have their origins in times when we feel confident about things in general, which leads to risk taking and speculation, then euphoria and irrational exuberance sets in, and we are on the way. This is inevitably followed by the bubble bursting, and values tumble and crash with the pain of the involuntary conversions at the bottom and an adjustment in recovery, re-setting the "game" only to begin again. We buy in on the way up rather than being left behind (just at the time when we should be wary) and get out as values fall out of a loss of confidence and mounting fear (when, with a cooler head, we should be buying in selectively), thus doing just the opposite as would be appropriate as human nature emotion begins to rule the day. Equally true, though, is that every bear market is followed by a bull market period of sustained growth.

To begin to address this condition, Congress must first acknowledge the inevitability of economic cycles, and must distinguish between Wall Street's investment banking functions and Main Street's traditional community banking functions. The former encompasses all of the risks associated with volatile markets populated with speculators which lay at the root of this most recent crisis, whereas the latter grounds itself in the facilitation of stable human activity and is thereby removed from the battering of those same markets. Investment banking derives most of its revenues from buying and selling of financial instruments, underwriting, trading in active markets for gain, and advice and counsel regarding merger and acquisition and valuations for a fee. The investment banking world is critically dependent on functioning stable markets to gather funding wholesale and reliably dispose of assets at retail.

Sustainability of Community Banking for All Seasons

We, as a community bank, engage in "traditional banking" which derives most of its revenues <u>from lending out core deposits to others in the same community</u> who are engaged in productive and constructive pursuits, which positively and in a sustained way contribute to commerce which drives the growth of the economy. The "community" modifier of "banking" here is a critical distinction because the deposits are gathered from the very same community in which the loans are made, fulfilling an essential element of any community, that is, as the intermediary between generations, namely those over 50 who have excess liquidity, and those of the next generation under 50 who have need of funds to grow families and businesses. Each group has a stake in the process working smoothly, since both live in the community and all are benefited by that process. We emphatically do not engage in trading of investments as a principal source of revenues. The principal role of the Bank's investment portfolio is to maintain a source of liquidity (source of funds for the next loan or deposit withdrawal). In our case, we have $1.1 billion outstanding in loans. This represents approximately 50,000 contracts to pay us once a month which creates a stable cash flow of a little over 1% of our assets being circulated in each month within the deposit/expense cycle.

A further stabilizing influence is that the underwriting of the community bank loan origination process is strictly examined and supervised by the Office of the Comptroller of the Currency which visits our facility every 12 months to assure compliance with prudent standards of lending requiring: (1) an appropriate down payment (equity in the deal), (2) the independent appraisal of collateral value, and (3) the assessment of the character and capacity of individuals and enterprises to repay the loan with appropriate cushion to meet the unforeseen challenges which we have learned are a part of common human experience. The stability inherent in our business model derives in a very real sense from being "vested" in the "human activity" of those who pay us and which is decidedly not at all dependent on Wall Street, Congress, or the financial markets, but only upon our borrowers getting out of bed each day, going about their business and remembering "to thank us once a month!"

Finally, our stability is supported by the character of our funding source which are the deposits drawn from the community itself which we call "core deposits" because they are of the most stable type. This is because the primary purpose of these core deposits is not investment return, per se, but to facilitate in an immediate way the enterprise of the owner of those deposits whether they are individuals, families or businesses; that is, simply, paying the bills as they come due each month. Core deposits are not used for the investment return as is the case of commercial paper (deposits) floated for 90 days by large corporations in the money markets with an eye to gain a marginal return on temporarily idle funds not necessary to meet immediate claims.

Trading for Their Own Account—Investment Bank's Achilles' Heal

In stark contrast to this age-old, community (Main Street) banking model is the investment banking model utilized by the largest institutions which we call "Wall Street Bankers." It is important to understand that the 100 largest institutions constitute 85% of the deposits of the banking system, and the remaining 6,400 commercial banks (plus 1,500 savings banks) hold the remaining 15% of the deposits in the country. This, in part, is the principal reason that the media focuses on the largest segment, namely the 85% mostly located on Wall Street.

These Wall Street banks can be viewed as carrying out two distinctly different functions or businesses within their companies. They too have a deposit-loan business which, even though it is large in financial terms, is essentially the same functionally as the traditional Main Street business, utilizing strict bank examination and supervision, traditional underwriting standards, valuation of collateral and the like. Significant, however, is the practice of the largest institutions to participate in a second business involving speculative trading of loan assets that others have generated, speculation in stocks and bonds, and a series of exotic derivatives to include credit default swaps and other types of derivatives through ownership in subsidiaries which operate hedge funds or private capital firms.

Though many of these largest companies derive only 1% or 2% of their revenues from trading in the markets for their own account, there are six very large bank holding companies which on average realize 25% (but ranging from 11% to 95%) of their revenues from their trading activities in markets involving the buying and selling of securities with the hope of the instant gain, as differentiated from lending deposits in the traditional Main Street sense with revenues gathered over the long haul from the annuity of installment payments received each month. The six are: Bank of America, JP Morgan Chase, Citigroup, Wells Fargo, Goldman Sachs, and Morgan Stanley. The latter two were formerly investment banks, which during the fall 2008 meltdown hurriedly converted to a bank holding company structure such as CNC's with the concomitant increase in regulation, supervision, and restriction in capital and leverage. Not so lucky were Bear Stearns, Lehman Brothers, and Merrill Lynch that "failed" as independent entities and were either merged into one of the existing holding companies such as JP Morgan Chase and Bank of America, or went bankrupt altogether with the result that the iconic investment banks that had ruled Wall Street since the mid-thirties for 80 years, vanished forever in 80 days!

Leveraged Investment in Markets Versus Direct Engagement in Human Activity

Where banks were leveraged at 8% capital or 13-to-1, the investment banks from 2005 to their demise in 2008 were running at 30-40-to-1 with credit default swaps and other esoteric instruments effectively extending the leverage and risk exponentially to 100-to-1 or greater. When the bubble burst in the subprime mortgage market, it was not long before the contagion spread throughout all markets in every country in the world as confidence was left in shreds, and fear overtook markets with disastrous results. An estimated $30 trillion of value vanished from capital markets world-wide and with it the concomitant evisceration of the net worth of individuals, institutions, and countries.

Thus, it can be seen and bears emphasis that the origins of our consistently strong performance, indeed a record for the history of the company, is in large part due to maintaining and adhering to the principles of the traditional community bank model of lending community deposits directly to individuals and businesses in the community. In that fashion we are literally vested in the human activity which only depends on people getting out of bed and going about their daily task and paying us once a month. It is not dependent upon Wall Street, the rising and the falling and vagaries of the markets, bouncing from fear on one hand to confidence on the other and nary a man able to predict consistently when it was going to be one way or the other. This strategy is based on a system of values which has sustained the company well over the first 100 years of its existence, through two World Wars and the Great Depression.

"Culture Eats Strategic Planning for Lunch"

Our Strategic Plan for the Year 2010 commenced in 1995 resulting in the embracing of the entire Rochester metropolitan region now with 23 offices, which tripled the size of the bank and quadrupled the earnings. The quality plan itself, under ordinary circumstances, would easily have developed a good or very good performance, but because of the culture which evolved at the same time, this performance propelled beyond excellent to the extraordinary, delivering year-over-year increases in earnings despite added burdens of FDIC special assessments, the depressed economy, and the usual challenges associated with working out of a recession. Peter Drucker once said that, "culture eats Strategic Planning for lunch," and it is the remarkably positive culture embraced by the "All Hands" of this company applied to the execution of our Strategic Plan which accounts for consistent outstanding performance. We believe that the values to which we individually and as a corporation subscribe determine what it is we choose to consider, as well as what we believe is important. These values are translated into behaviors (style), action plans, and outcomes. What we are committed to then, we assume responsibility for, and are accountable for to ourselves and to others in our community.

Permit me an illustration. As a financial institution, we have significant assets in the form of our Investment Portfolio which amounts to a quarter of a billion dollars which we hold for the purposes of liquidity. Because our Investment Portfolio's primary purpose was acknowledged by all to be for liquidity, only the highest quality, short-term investment instruments (bonds – not equities) were contained in that portfolio. When markets were disrupted and ratings were discredited, we could not measure the degradation in value of our Investment Portfolio one iota! We avoided the losses sustained by other financial institutions that invested in equities to obtain a marginally higher rate of return, but with the very real risk that the investment could be worthless as effectively happened to their preferred stock when Freddie and Fannie were placed under the conservatorship of the government. Our entire operations are focused on developing customer relationships necessary to invest in, enhance, and facilitate human activity in the context of financial services rather than for the express purposes of making the highest possible rate of return. As a result, we bear little exposure to the risks of the markets which we associate with Wall Street.

Sustainable Viability and the Human Equities

For us, making money is a means to an end, not the end in itself. Our purpose is to assure sustainable viability over the long term for the benefit of our constituents. If our primary purpose were just to make money and maximize profits, and our secondary purpose was to effectuate the growth of individuals and businesses in our community in order to support the primary purpose, then undoubtedly we would also seize upon the Investment Portfolio for marginal earnings since the primary purpose was not growth of the community, but growth of earnings to effect and enhance our stock value. It is oft said a public company's purpose is to enhance shareholder value. This inevitably leads to a primary goal of the enhancement of the shareholder value through the vehicle of the market price of the stock as the only symbol of shareholder value. There are alternative strategies: one to grow the company to own it and thus share in the current earnings known as dividends, and the other to increase the share price by finance performance or hype, thereby setting the company up for sale which usually includes a premium. Of course, the premium is generally equal to as much as 10 years of future earnings collapsed and realized at closing in a couple of months resulting in a huge payday at multiples of book value for the shareholders as they sell the company out.

The latter strategy of immediate satisfaction of maximizing short-term shareholder value or, more correctly, realizing on shareholder value, leads to the destruction of the existing collaboration (and the human equities inherent therein) which I have discussed at length above and which undercuts clients, customers, colleagues, and the community at large, none of whom, unless they are also shareholders, get a chance to share the benefits of the proceeds of the sell out. What is completely disregarded in the strategies promoted by Wall Street is the human equity which is built up by the staff of the organization which created the value in the first place, as well as the equity of those associations felt by the customer which have been built up in a long-term interchange through and with the bank and its people. The community-at-large loses the advantages of having a local institution intermediate its excess liquidity and provide a principal facilitator to develop commerce in the economy (tax base) in the region in accord with local priorities as represented by those who are running and directing the affairs of the bank who live, work, and play in the community itself.

Thus, a value system that is narrowly focused on maximizing short-term shareholder value leads ultimately to the sale of the entity which has been the experience over the last 30 years in the United States where 8,000 banks were sold and ceased to exist, reducing thereby the number of commercial banks from 14,500 to the present 6,500. The human equities associated with the colleagues, customers and the community vanishes in a year or two as the "soul" of the enterprise vanishes, the collective value of which is probably many times that realized by the shareholders in monetary terms alone, and this is hugely destructive of the financial environment of the communities served by such institutions. Thus, the experience of the last 24 months have sharpened our understanding of the effects of various courses to take and how those choices are driven by the values and fundamental beliefs held by those individuals that fall into a voluntary collaboration of this wonderful organization, both customers, colleagues, shareholders and community alike, taking responsibility for the whole not just one or the other of the parts that makes the sum the greater. The value and efficacy of the culture which supports and delivers on this performance is the "secret in the sauce."

Simply, 30% Better Than the Best

As we are focused on optimizing long-term shareholder value, we have developed a comparison of our stock value with that of the Dow Jones over the entire history of the Bank and the history of the Dow Jones which began almost at the same time. This comparison shows the annual growth rate of the Dow Jones, complete with substitutions of individual companies as they succeeded and failed, at 4.65% per year through 2008, exclusive of any dividend; and the growth rate for our stock, which incidentally is slightly up from last year, the last sale being $327.12, at 6.09% per year for the same 122-year period. Simply, our performance over more than a century has been 30% better than the best companies represented by the Dow Jones by simply lending deposits directly to people who pay us back.

Reflecting then on the upheaval in the world of finance and examining its causes, dynamics and multiplicity of styles, purposes and, yes, obligations vis-à-vis their effectiveness and durability for all seasons, brings us to the conclusion that the best choice for us to follow is the Main Street model. That is, we should continue to manage the institution with an eye to support its sustainability for the long term, which will provide a steady and measured growth in the service of the four constituents indefinitely. This we will do while sharing each year in the current earnings in the form of dividends paid and the increased value of that investment which is retained in the company to support future growth, which after dividends and taxes, creates a capital base that doubles (mathematically speaking) every eight years. This enhancement of value and sustainability is occasioned by the quality and execution of our employees and all those who come to enjoy our collaboration in a worthwhile enterprise and means to organize our daily activity in the growth and prosperity of each constituent without accepting or ignoring any constituent.

Executive Development, New Offices, and Operation's Restoration

I thought it important to have this protracted discussion at this moment because it represents the unique synergistic collaboration which sustained us during the course of the traumatic experience we have just lived through, the impact of which will endure for some time and recalibrate our thinking as a society on many different levels. By no means should we overlook or de-emphasize the wonderful progress that we have made in our organization and in terms of our facilities. We have completed the first year of a three-year Executive Development Program, using the services of a corporate psychologist, which focuses on almost two dozen people who are the future leaders of our institution. We have done extensive testing, review, discussion and coaching with an eye on development of these people to be the stewards of the tenets that propel this organization in the decades ahead. We have opened two new branch offices in Henrietta and the Alexander Park in downtown Rochester to enhance the offices serving the entire metropolitan area.

Canandaigua National Trust Company of Florida, a new nationally chartered trust company located in Sarasota, Florida, is up and running featuring a series of three and four-day events planned in January, February, and March of 2010. We have completely renovated the Operations Building in Canandaigua for the first time in 25 years, including a natural gas-powered electrical generator thus making the Operations and Computer Departments completely independent of the vagaries of weather, power fluctuations, and electrical outages. We have also undertaken a score of other projects and programs which improve the quality of our employees, services, and products in the service of our customers.

As we look forward to working our way through the rest of the recession, even if some of our customers ultimately fail, through sound and conservative management, our prospects continue to be bright even as the rest of the world recovers. We are excited to be a part of the continued growth and future success which we expect. It is an honor and a privilege to serve and guide the staff of this unusual institution, and I look forward to your continued ownership, support, and sharing annually in the profits of our enterprise as we focus upon the mission of growing the community for the benefit of all and each of our constituents.

Very truly yours,

George W. Hamlin, IV

George W. Hamlin, IV
President and CEO

CANANDAIGUA NATIONAL CORPORATION

72 South Main Street
Canandaigua, New York 14424
Phone: 585-394-4260 or
1-800-724-2621
Fax: 585-394-4001
Internet: www.cnbank.com

2009 Annual Report

Table of Contents

Annual Meeting:

The Annual Meeting of Shareholders of Canandaigua National Corporation (the Company) will be held at the Main Office of The Canandaigua National Bank and Trust Company, 72 South Main Street, Canandaigua, NY, 14424, March 17, 2010, at 1:00 p.m.

Form 10-K:

Copies of the Company's Form 10-K Annual Report and the Company's Code of Conduct are available without charge to shareholders upon written request to: Robert G. Sheridan, Secretary, 72 South Main Street, Canandaigua, New York 14424.

Forward-Looking Statements

This report, including information incorporated by reference, contains, and future filings by Canandaigua National Corporation on Form 10-K, 10-Q and 8-K and future oral and written statements, press releases, and letters to shareholders by Canandaigua National Corporation and its management may contain, certain "forward-looking statements" intended to qualify for the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. When used or incorporated by reference in the Company's disclosures and documents, the words "anticipate," "believe," "contemplate," "estimate," "expect," "foresee," "project," "target," "goal," "budget" and similar expressions are intended to identify forward-looking statements within the meaning of Section 27A of the Securities Act. Such forward-looking statements are subject to certain risks discussed within this document. These forward-looking statements are based on currently available financial, economic, and competitive data and management's views and assumptions regarding future events. These forward-looking statements are inherently uncertain, so should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, expected, projected, targeted, or budgeted. These forward-looking statements speak only as of the date of the document. We expressly disclaim any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein. We must caution readers not to place undue reliance on any of these forward-looking statements.

We present below a summary of selected financial highlights to help you see a snapshot of our performance for the past five years. This and all information concerning our financial performance should be read in conjunction with the following Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as the Consolidated Financial Statements and Notes thereto. These sections help to provide context for the information you see here.

Financial Highlights
(Dollars in thousands except per share data)

	2009	% Change	2008	2007	2006	2005
Income Statement Information:						
Net interest income	$ 54,374	14.5 %	47,485	40,976	39,700	38,957
Provision for loan losses	4,345	14.2 %	3,805	2,375	1,831	2,087
Other income	24,770	10.3 %	22,454	15,834	14,071	12,473
Operating expenses	54,204	14.7 %	47,243	37,297	35,790	33,860
Income taxes	5,401	8.9 %	4,958	4,680	4,244	4,258
Net income	15,194	9.1 %	13,933	12,458	11,906	11,225
Balance Sheet Data:						
Total investments[1]	$ 280,797	7.5 %	261,149	269,990	252,824	219,273
Total loans, net	1,145,707	6.4 %	1,076,620	910,870	844,656	770,853
Total assets	1,566,000	10.4 %	1,419,037	1,256,349	1,205,895	1,071,832
Total deposits	1,377,697	12.1 %	1,228,907	1,060,533	1,059,348	967,124
Total borrowings[2]	61,388	(20.7)%	77,406	93,909	52,226	21,107
Total stockholders' equity	111,735	11.3 %	100,438	92,208	83,559	76,539
Average assets	1,535,224	15.5 %	1,329,056	1,229,664	1,123,515	1,017,116
Average stockholders' equity	104,196	9.7 %	95,004	85,962	77,839	72,248
Assets Under Administration:[3]						
Book value (cost basis)	$ 1,591,943	1.1 %	1,573,960	1,034,737	900,709	752,939
Market value	1,651,777	13.9 %	1,450,021	1,193,068	1,078,669	870,856
Per Share Data:						
Net income, basic	$ 32.23	9.5 %	29.44	26.16	24.89	23.39
Net income, diluted	$ 31.70	9.5 %	28.94	25.65	24.30	22.74
Cash dividends	$ 9.90	10.0 %	9.00	8.00	7.00	6.05
Book value	$ 237.31	11.5 %	212.86	194.42	175.32	159.48
Closing stock price[4]	$ 327.12	3.6 %	315.91	324.66	340.18	360.28
Weighted average shares - diluted	479,378	(0.4)%	481,511	485,718	489,886	493,629
Other ratios:						
Return on average assets	0.99%	(5.6)%	1.05%	1.01%	1.06%	1.10%
Return on average equity	14.58%	(0.6)%	14.67%	14.49%	15.30%	15.54%
Return on beginning equity	15.13%	0.1 %	15.11%	14.91%	15.56%	16.00%
Dividend payout	30.85%	(0.8)%	31.10%	31.19%	28.81%	26.61%
Average equity to average assets	6.90%	(3.5)%	7.15%	6.99%	6.93%	7.10%
Net interest margin	4.10%	- %	4.10%	3.77%	3.97%	4.35%
Efficiency[5]	67.14%	1.7 %	66.04%	65.34%	66.48%	65.84%
Employees (year end):						
Actual	459	6.7 %	430	386	378	360
Full-time equivalent	379	4.4 %	363	331	324	311

[1] Includes the Company's investment in Federal Reserve Bank stock and Federal Home Loan Bank stock.

[2] Includes junior subordinated debentures.

[3] These assets are held in a fiduciary or agency capacity for clients and are not included in our balance sheet. Beginning in 2008, the figures include our subsidiary Genesee Valley Trust's assets under administration.

[4] For the respective year, price is based upon last sealed-bid auction administered by the Bank's Trust Department. Due to the limited number of transactions, the prices may not be indicative of the actual market value of the Company's stock.

[5] Operating expenses, exclusive of intangible amortization, divided by total revenues.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Management Discussion and Analysis (MD&A) is intended to provide, in one section, historical and prospective material disclosure enabling investors and other users to assess the financial condition and results of operations of the Company, with particular emphasis on our prospects for the future. It is intended to give you an opportunity to look through the eyes of your Company's management (we/us) by providing both a short-term and long-term analysis of our business. On the following pages, we will discuss the dynamics of our business and analyze our financial information through text and tables. (Dollar and percentage changes are calculated before rounding.)

Throughout this and other documents we prepare from time to time, we include our predictions (or "forward-looking information"). Of course, any discussion of the future is subject to many risks and uncertainties, and, while we seek ways to manage these risks and develop programs to control those we can, we ultimately cannot predict the future. Our actual results may differ materially from those indicated by our forward-looking statements. Significant risks and uncertainties affecting our business are enumerated below.

- The strength of the United States economy in general and the strength of the local economy in particular; general economic conditions, either nationally or locally could be less favorable than expected, resulting in, for example, a deterioration in credit quality of assets;
- The effects of and changes in United States trade, monetary, and fiscal policies and laws, including and most importantly, the interest rate policy of the Federal Open Market Committee (FOMC) of the Federal Reserve Board, which can have an immediate and significant impact on earnings;
- The impact of changes in laws and regulations governing financial services and public companies, including laws, regulations, and rules concerning taxes, accounting, auditing and reporting standards;
- The impact of the imposition of legislative or regulatory price controls on financial transactions;
- The cost of compliance with governmental regulations;
- The impact of technological changes;
- The development of new products, their competitiveness, and their acceptance by customers;
- Changes in commercial and consumer spending and saving habits;
- Changes in demographics within the Company's market area;
- The commission of fraud by customers and non-customers against the Company; and
- Our success in managing these risks.

OVERVIEW

Mr. Hamlin's message to shareholders in this Annual Report provides a further overview of the Company's 2009 results. He includes a discussion of the economy, the banking industry, the regulatory environment, and their impact on the Company.

RESULTS OF OPERATIONS

For the year ended December 31, 2009, we reported net income of $15.2 million compared to $13.9 million for the year ended December 31, 2008, and $12.5 million for the year ended December 31, 2007. Diluted earnings per share for each of these years were $31.70, $28.94, and $25.65, respectively. The major components of these results, which include net interest income, provision for loan losses, other income, operating expenses, and income taxes, are discussed below.

Net interest income

Net interest income is the difference between the interest and dividend income earned on loans and investments and the interest expense paid on deposits and borrowings. Net interest income is the Company's principal source of earnings, comprising approximately 70% of total revenues. Net interest income is affected by a number of factors, including the level, pricing and maturity of interest-earning assets and interest-bearing liabilities, interest rate fluctuations and asset quality, as well as general economic conditions and regulatory policies.

As we entered 2009, we believed we would have opportunities to lower our liability rates in connection with a general decline in market rates, but not at the level we experienced in 2008. Most of the reduction was to come through maturing time deposits, and to a lesser extent, modest reductions in savings and money market rates. Consistent with overall market rate decreases, we also expected loan yields to fall in 2009. Additionally, we expected investment yields to fall as the credit markets for municipal obligations were beginning to strengthen from 2008. Considering these combinations we expected net interest income to rise in 2009 over 2008 due to balance sheet growth, but we expected little change in the net interest spread or net interest margin.

Our predictions were fairly accurate. Total net interest income on a taxable equivalent basis increased over 14% from 2008 due mostly to loan volume growth. Net interest margin remained unchanged year-over-year at 4.10%. The interest rate spread improved 15 basis points to 3.90% mainly due to our more rapid lowering of deposit rates early in the year than declines in asset yields. We were able to lower deposit rates very early in the year following the FOMC's lowering of the target federal funds rate to a range of 0.00% to 0.25% (one quarter of one percent) by the end of 2008, where it remained for all of 2009 and continues into 2010.

For 2009, tax-equivalent net interest income grew $7.3 million or 14.2%. Contributing to this increase was a $179.4 million (14.5%) increase in average earning assets, and a $194.2 million (18.3%) increase in average interest-bearing liabilities. During the year, the tax-equivalent yield on earning assets fell 65 basis points to 5.56%, while the cost of interest-bearing liabilities fell an even greater 80 basis points to 1.66%. The combination of these reductions led to a 15 basis point improvement in net interest spread (the difference between rates earned and rates paid). Net interest margin (net interest income divided by average earning assets, or balance sheet profit margin) remained unchanged at 4.10%. The two following tables analyze the components of net interest income.

In 2008, tax-equivalent net interest income grew $7.2 million or 16.5% from 2007. This growth was caused by a $79.8 million (6.9%) increase in average earning assets, and an $80.8 million (8.2%) increase in average interest-bearing liabilities. The tax-equivalent yield on earning assets fell 51 basis points to 6.21%, while the cost of interest-bearing liabilities fell 104 basis points to 2.46%. These reductions led to a 53 basis point improvement in net interest spread. Furthermore, net interest margin improved 33 basis points to 4.10%.

The following table provides additional details of net interest income and shows average balances, tax-equivalent interest earned or paid, and average rates for the years ended December 31, 2009, 2008, and 2007. Taxable securities include the Company's required investments in Federal Reserve Bank Stock and Federal Home Loan Bank Stock. The mark-to-market adjustments on securities available for sale are included in non-interest-earning assets. Nonaccrual loans are included in the average balances of loans. Non-interest-bearing demand deposit accounts are included in non-interest-bearing liabilities. Borrowings include junior subordinated debentures. Tax-exempt interest includes a tax equivalency adjustment of $3,811,000 in 2009, $3,447,000 in 2008, and $2,757,000 in 2007. A marginal federal income tax rate of 35% was applied in each year. Interest on loans includes a deduction for net deferred loan costs of $1,885,000 in 2009, $1,812,000 in 2008, and $1,195,000 in 2007 (dollars in thousands).

| | 2009 | | | 2008 | | | 2007 | | |
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets									
Interest-earning assets:									
Interest-bearing deposits with others	$ 1,457	$ 58	3.95%	$ 2,232	$ 101	4.53%	$ 4,315	$ 205	4.75%
Federal funds sold	49,254	118	0.24	7,677	219	2.85	32,915	1,725	5.24
Securities:									
Taxable	30,190	1,286	4.26	45,182	2,277	5.04	89,644	4,242	4.73
Tax-exempt	235,300	11,418	4.85	208,833	10,542	5.05	168,851	8,721	5.17
Loans, net	1,104,422	66,107	5.99	977,332	63,934	6.54	865,739	63,152	7.29
Total interest-earning assets	1,420,623	78,987	5.56	1,241,256	77,073	6.21	1,161,464	78,045	6.72
Non-interest-earning assets	114,601			87,800			68,200		
Total assets	$ 1,535,224			$1,329,056			$1,229,664		
Liabilities and Stockholders' Equity									
Interest-bearing liabilities:									
Interest-bearing demand	$ 121,357	270	0.22%	$ 108,386	269	0.25%	$ 103,485	179	0.17%
Savings and money market	576,732	3,291	0.57	448,166	6,527	1.46	375,296	8,670	2.31
Time deposits	490,632	13,682	2.79	420,081	15,258	3.63	452,809	21,856	4.83
Borrowings	66,565	3,559	5.35	84,479	4,087	4.84	48,759	3,607	7.40
Total interest-bearing liabilities	1,255,286	20,802	1.66	1,061,112	26,141	2.46	980,349	34,312	3.50
Non-interest-bearing liabilities	175,742			172,940			163,353		
Stockholders' equity	104,196			95,004			85,962		
Total liabilities and stockholders' equity	$ 1,535,224			$1,329,056			$1,229,664		
Interest rate spread			3.90%			3.75%			3.22%
Net interest margin		$ 58,185	4.10%		$ 50,932	4.10%		$ 43,733	3.77%

The rate/volume analysis below is meant to show separately the relative contribution that changes in rates and in volume (balances) have on total net interest income year over year. By looking at these components separately, we can identify the sources from which revenue growth arises - changes in balances or changes in rates. Because each component requires different management techniques, for example: customer demand in the case of balances, and market interest rate changes in the case of rates, separating them gives us a clearer view for analyzing our results. In deriving the information, volume changes are computed by multiplying the balance difference by the prior year's rate. Rate changes are computed by multiplying the rate difference by the prior year's balance. The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the dollar amounts of the change in each.

	2009 compared to 2008 Increase/(decrease) Due to change in				2008 compared to 2007 Increase/(decrease) Due to change in		
	Volume	Rate	Total		Volume	Rate	Total
Interest-earning assets:							
Interest-bearing deposits with others	$ (32)	(11)	(43)	$	(95)	(9)	(104)
Federal funds sold	257	(358)	(101)		(945)	(561)	(1,506)
Securities, taxable	(676)	(315)	(991)		(2,225)	260	(1,965)
Securities, tax-exempt	1,296	(420)	876		2,022	(201)	1,821
Loans, net	7,886	(5,713)	2,173		7,674	(6,892)	782
Total	8,731	(6,817)	1,914		6,431	(7,403)	(972)
Interest-bearing liabilities:							
Interest-bearing demand	30	(29)	1		9	81	90
Savings and money market	1,507	(4,743)	(3,236)		1,469	(3,612)	(2,143)
Time deposits	2,313	(3,889)	(1,576)		(1,491)	(5,107)	(6,598)
Borrowings	(928)	400	(528)		2,021	(1,541)	480
Total	2,922	(8,261)	(5,339)		2,008	(10,179)	(8,171)
Net change	$ 5,809	1,444	7,253	$	4,423	2,776	7,199

We believe our local economy is recovering well, and the national economy is showing signs of improved performance. Accordingly, as we look to 2010, we believe general market rates will reflect these improving conditions and begin to rise after the first half of the year with the target fed funds rate approaching 1.00% by year's end. We also believe the yield curve will begin to flatten out (lower spread between short and long term interest rates). The occurrence of both of these will lead to reductions in our net interest margin and interest rate spread. However, notwithstanding these reductions, we expect to continue to grow the balance sheet, but at a lower rate than in the most recent years. Thus, even with shrinkage in margin and spread, the volume growth will lead to higher overall revenues in the form of net interest income.

Provision for Loan Losses

The provision for loan losses (a charge to earnings) in each period is a result of our judgment about the credit quality of the Company's assets. We present a detailed discussion and analysis in a following section entitled "Loan Loss Experience and Allowance for Loan Losses."

Other Income

Other income is an important and growing component of our total revenue, accounting for approximately 30%. It is composed mainly of revenues from: (a) service charges on deposit accounts, (b) fees for trust and investment services, and (c) net revenues from mortgage banking. For the year ended December 31, 2009, other income increased $2.3 million or 10.3% from 2008, and for the year ended December 31, 2008, other income increased $6.6 million or 41.8% from 2007.

Service charges on deposit accounts increased 3.5% in 2009 from 2008, attributable to increased revenues for electronic transaction services (debit card and payment processing), and the rollout of our Courtesy Limit service in the fourth quarter. Service charge income increased less in 2009 than in 2008 due to fewer account service fees and overdraft fees. These were lower as depositors maintained higher balances in these accounts, which reduced the incurrence of these fees. Service charges on deposit accounts rose 22.1% in 2008 from 2007, attributable to increased transaction volume and, more significantly, an increase in revenues for certain electronic transaction services. Looking to 2010, we anticipate this income category to grow at a rate close to 2008's due to increased volume of electronic transactions services and fees from Courtesy Limit. However, both of these revenue sources (projected to be about $5 million in total in 2010) are at increasing risk of being regulated, which may lead to their curtailment or reduction. Congress and our regulators have drafted various proposals that would impose price controls and would limit the ability of banks to charge a reasonable amount to cover costs plus a margin for these vital customer services.

Trust and investment services income is earned based upon the fair value of assets under our administration. Income is further dependent upon the services we provide (managed or custodial) and the mix of assets underlying the accounts - stock, bonds, and money markets. This income decreased in 2009 by $0.6 million or 6.0% from 2008, and for 2008 increased $5.1 million or 91.9% from 2007. For 2009 the decline in revenue was a result of a decline in the underlying fair value of assets under administration (see table below), because of conditions in the stock market in general. However during the year, we continued to increase sales to clients, which were reflected in the book value (clients' cost basis) of assets under administration, and by year's end, the fair value of assets under administration increased significantly with improved stock market performance. The increase in 2008 was a result of our acquisition of Genesee Valley Trust Company (GVT) on January 2, 2008. Furthermore, on December 31, 2008, we completed the acquisition of several personal trust and investment management accounts from Greentree Capital Management, LLC (GCM). We had formerly been GCM's custodian, so while our total assets under administration did not increase from this acquisition, our per-account fees did as revenues were derived from asset management services instead of low-fee custodial services. The table below presents information about period-end actual and average balances of assets under administration and the related income for the respective years (dollars in thousands).

	2009	2008	2007
Book value of assets under administration (period end)	$1,591,943	1,573,960	1,034,737
Fair value of assets under administration (period end)	$1,651,777	1,450,021	1,193,068
Fair value of assets under administration (average)	$1,500,041	1,616,852	1,152,628
Trust and investment income	$ 10,056	10,696	5,575

For 2010, we expect total revenue to increase about 10% over 2009, assuming the markets continue their upward trends, and we gain new customer accounts. However, should the markets fall as they did in the first quarter of 2009, total revenues would likely be close to 2009's.

In our 2006 Annual Report we discussed our opportunity to expand our services by opening an out-of-state office. In early 2009, we applied to the Office of the Comptroller of the Currency to form a wholly owned limited-service trust bank subsidiary of the Company with legal *situs* in the State of Florida. We received regulatory approval and opened the office on July 10, 2009 in Sarasota, Florida. To counteract the adverse tax structure in New York State and allow clients to take advantage of potentially significant tax savings from establishing trusts in jurisdictions with laws favorable to the tax positions of clients, financial advisors are encouraging many of their clients to establish or change New York *situs* trust agreements: (1) to appoint non-New York State domiciliary trustees; or (2) to establish new trust agreements with a non-New York *situs* and a non-New York State domiciliary trustee. In many instances, financial advisors are also recommending that clients establish personal residency in another more tax-favorable jurisdiction. The potential tax advantages are derived from: (1) the ability to have income retained in a trust and capital gains realized in the trust be exempt from taxation in New York as a result of the provisions of the New York State Tax law; (2) the ability to avoid the New York State Estate Tax which was de-coupled from the Federal Estate Tax following the passage of the Economic Growth And Tax Relief Reconciliation Act of 2001; and, (3) the abolition or significant relaxation of the Rule Against Perpetuities by many states, other than New York, which permits the establishment of "dynasty trusts." We have a number of clients who reside in Florida for substantial parts of the year, many of whom have established Florida residency, and these clients will be benefited by our actions. By year's end the Sarasota office had just begun accepting customer assets. We expect assets to grow to $25 million by the end of 2010 with most of those assets coming from current clients of the Company.

Mortgage banking income is our third most important source of other income and is comprised of the net gain on sale of mortgage loans and loan servicing income. Our residential mortgage originations are handled through our wholly owned subsidiary, CNB Mortgage Company (CNB Mortgage), where its results are primarily reflected in the net gain on sale of mortgage loans. The line item increased 375.6% in 2009 and 4.6% in 2008.

We typically sell long-term, non-callable, fixed-rate residential mortgages with loan-to-value ratios less than 85% to the Federal Home Loan Mortgage Corporation (Freddie Mac) to: (1) provide mortgage financing to homeowners we could not otherwise accommodate, primarily due to our inability to fund the high demand for these loans with local deposits, and (2) to reduce our long-term interest rate risk. However, we continue to service these loans locally with our staff. Generally, residential mortgage loans with an original loan-to-value ratio greater than 85%, and loans requiring escrow services are sold with servicing released to third parties.

The revenue generated by CNB Mortgage is dependent upon the volume of loans originated. This volume is composed of purchase money loans (loans to purchase a property) and refinance loans (loans that change the terms of an already existing loan). CNB Mortgage generally must originate approximately $85 million to $95 million annually to break even based on its current operating expense structure. During years without a refinance boom, the Company is more dependent upon purchase money mortgages. During 2009, continuing from 2008, there was heavy refinance activity due to lower relative market interest rates and the exiting of many mortgage lending market participants, particularly mortgage brokers. Total mortgage originations peaked for us in the second quarter and slowed progressively through the fourth quarter of 2009. We expect refinance activity to continue to slow and purchase money mortgage originations to remain strong. For 2010 we anticipate mortgage originations in the $165 million range. Of our originations, some are retained in the Bank's portfolio. The amount of loans retained is dependent upon the rates and terms of the mortgages. Generally, the Bank retains loans with interest rates of 5.00% or above and with maturities or call dates of ten years or less. Because of the low interest rate environment, fewer loans were retained in portfolio than in recent years. For the years ended December 31, 2009, 2008, and 2007, CNB Mortgage originated and sold the following types of loans (dollars in thousands):

	2009	2008	2007
Purchase money mortgages	$ 129,982	92,246	93,298
Refinance mortgages	193,516	55,340	42,148
Total mortgage originations	$ 323,498	147,586	135,446
Of which:			
Sold to third parties	$ 268,203	73,426	74,877
Sold to (retained by) the Bank	$ 55,295	74,160	60,569
Percentage of total sold to Bank	17.1%	50.2%	44.8%

Net loan servicing income produced a modest increase in 2009, after having decreased in 2008. This income is composed primarily of service fees earned on loans sold to Freddie Mac but serviced by us, service fees we earn on commercial loan participations, and reduced by amortization of loan servicing rights. (We discuss loan servicing rights in greater detail in Note 6 to the Consolidated Financial Statements. Residential loans sold to Freddie Mac and commercial loan participations are not included in the consolidated balance sheet.) We generally earn gross servicing fees equal to 25 basis points (1/4 of 1.00%) of the loan balances outstanding. The increase in 2009 was a result of a higher overall balance of serviced loans, reversing 2008's trend of a declining serviced portfolio. We expect loans serviced for Freddie Mac to increase further in 2010 as long as 30-year fixed-rate mortgages stay at or below 5%. Given our outlook for commercial loans we also expect participation loans to increase in the coming year. As a result of both of these factors net loan servicing income will increase. At each of the three years ended December 31, 2009, 2008, and 2007, we were servicing the following types of loans (dollars in thousands):

	2009	2008	2007
Residential mortgages (sold to Freddie Mac)	$ 385,742	265,885	277,774
Commercial loans and mortgages (participations sold)	128,107	97,390	98,472
Total loans serviced for others	$ 513,849	363,275	376,246

In both 2009 and 2008 we recorded write-downs on a collateralized debt obligation (CDO) security, which accounted for substantially all of the losses on securities. In the second quarter of 2009 we recorded a $0.1 million write-down on the same security we recorded a $0.7 write-down in 2008. Net of this write-down, we hold approximately $0.3 million of these securities with an original cost basis of $1.2 million, representing less than one-quarter of one percent of our total securities. These securities are backed by debt obligations of a number of banks across the country. Because of continued illiquidity in the market for these types of securities, and fears of additional bank failures, the fair value of these securities had fallen sharply. Cash receipts on one security were past due. Additionally, the collateral underlying this CDO has diminished due to debt defaults and interest deferrals of some of the banks. We analyzed the expected underlying cash flows and the ability of the collateral to produce sufficient cash flows to support future principal and interest payments. Our analysis indicated these cash flows would be insufficient and accordingly, we wrote down this CDO by a total of $0.8 million. No additional impairment charges were needed at December 31, 2009. If additional bank defaults or interest deferrals occur, further write-downs could be necessary if they result in a decline in projected cash flows. However, the maximum future write-down would not exceed its carrying value of $0.2 million.

All remaining sources of other income decreased $0.3 million in 2009 from 2008 and increased $0.6 million in 2008 from 2007. The decrease in 2009 was principally due to the same factors that increased 2008's income, but was somewhat offset by $0.4 million in revenues earned on foreclosed properties. The increase in 2008 was due to a $0.3 million insurance recovery in March 2008, and a $0.2 million multi-year contract settlement with a vendor. We expect 2010's other income to be slightly lower than 2009's other income as revenues from foreclosed properties will decline upon their sale.

Operating Expenses

In 2009, operating expenses increased $7.0 million or 14.7% over 2008, and in 2008 increased $9.9 million or 26.7% over 2007. Over half of 2009's increase was due to a combination of employee retirement accruals, substantially higher FDIC insurance premiums, and costs of other real estate (ORE). In 2008, half of the increase, or $5.0 million, was due to operating expenses of GVT, which were not included in previous years' financial statements. The largest dollar increase in any category remains salaries and employee benefits and was attributable to increased staffing and raises for incumbent employees. Changes in other categories reflect continued growth in our operations and expansion in Monroe County. For 2010, we expect further increases in total operating expenses due to our franchise growth, including the impact of the opening of our new full-service banking office at Alexander Park in Rochester, New York.

Substantially all of the increase in salaries in the past two years, exclusive of the GVT staff additions in 2008 was due to wage increases and new staff, and we expect a similar increase in 2010. Benefit cost increases in 2009 were mostly due to $0.8 million in retirement benefits accrued for the President of GVT who retired in June 2009.

Occupancy expenses increased $0.3 million (4.9%) in 2009 over 2008, and $0.6 million in 2008 over 2007 with $0.2 million due to GVT. For these years the increase exclusive of GVT was due to higher rent expense associated with our new offices – Henrietta, New York and Sarasota, Florida- along with scheduled rent increases and additional rent expense resulting from our branch sale-leaseback transaction in June 2008. (Please also see Notes 5 and 15 to the Consolidated Financial Statements.) Occupancy expenses can also fluctuate depending upon growth in the Company and the timing and nature of capital expenditures. General growth in the Company's operations will result in higher occupancy expenses due to greater purchases, year-over-year cost increases due to inflation and more rentable square footage. However, the timing of purchases and the age of equipment will impact depreciation expense, which will diminish after the depreciation period expires, even if the equipment is still being used. In 2010, we will see higher occupancy expenses due to the full-year impact of the new office and depreciation associated with physical improvement investments in our facilities and related equipment.

Technology and data processing expenses decreased slightly in 2009 after having increased about 7.3% in 2008. The 2008 increase was principally due to higher processing costs for debit and ATM cards. In early 2009 we converted to a new card processor, which resulted in lower per-transaction costs. In 2010 and forward we do expect higher technology and data processing expenses reflecting the Company's growth.

The largest components of professional services are contract costs with the largest contract costs being subadvisor investment fees incurred by GVT. Because these fees are tied to the underlying market value of assets under administration, they will fluctuate from year to year. In 2009 these fees declined $0.4 million to $0.8 million, while in 2008 they amounted to $1.2 million, and represented a new expense with the acquisition of GVT. For 2010 we expect this category to increase at a rate similar to the increase in market value of GVT's managed assets.

Marketing (advertising and promotion) and public relations (contributions and entertainment) expenses increased $0.3 million in 2009 and $0.2 million in 2008. GVT accounted for approximately $0.1 million of this expense growth in 2008. As with occupancy expenses, some underlying expenses continue to grow with overall Company growth and inflation, while others fall due to the timing of expenditures. Included in public relations expenses are our contributions to community organizations which amounted to $270,000, $248,000, and $241,000 for 2009, 2008, and 2007, respectively. We expect marketing and public relations expenses will be substantially higher (by $0.4 million) in 2010 due to overall franchise growth and increased television advertising.

Office-related expenses rose in both 2009 and 2008 principally from additional expenses associated with postage cost increases, and to a lesser extent, general franchise growth. For 2010 these expenses should increase by about 5% with the most significant portion again being postage costs increases.

Intangible amortization expense was similar in 2009 to 2008, but increased $0.9 million in 2008 from 2007. The increase in 2008 is related to the acquisition of GVT. The combination of all recent acquisitions will result in amortization expense approximating $1.0 million annually for the next few years.

Expenses associated with operating other real estate increased over $1.0 million in 2009 from 2008. This increase is almost entirely associated with our acquisition of nearly 60 rental properties from a commercial borrower through foreclosure in the first quarter of 2009. We have been successful during the year in selling some of these properties, and expect to sell more in 2010. The timing and number of properties sold will directly impact the amount of operating expenses incurred in 2010. However, we do expect at least a $0.4 million reduction in expenses, which we paid in 2009 for multiple years of delinquent property taxes.

FDIC insurance expenses tripled in 2009 to $2.6 million and included a special $0.7 million assessment paid in the second quarter of 2009. As of the end of the year, and as discussed elsewhere, we prepaid the next thirteen quarters of insurance premiums. We estimate that with projected deposit balance growth, offset by a non-repeat of the one-time special assessment, FDIC insurance expense should decline about $0.5 million in 2010. Over the past two years the FDIC has raised insurance premiums to cover substantial losses incurred by the Fund due to actual and anticipated bank failures. Given these factors premium expenses of the Bank will likely remain high (over $2.0 million) for several years.

All other operating expenses grew about $0.8 million during 2009 and 2008. The increases were driven by overall franchise growth and inflation. For 2010, we expect to see a similar level of expense growth.

Income Taxes

Our effective income tax rate was approximately 26.2%, 26.2% and 27.3% in each of the past three years, respectively. These effective rates differ substantially from our marginal rate of about 39%, mainly due to our significant non-taxable interest income from state and municipal obligations. A full detail of these amounts can be found in Note 10 to the Consolidated Financial Statements. We anticipate our 2010 effective tax rate will be in the 26% to 28% range and is mostly dependent upon the amount of non-taxable interest income we earn in proportion to taxable income, as well as the fiscal policy of New York State and the U.S. Government.

FINANCIAL CONDITION

As of December 31, 2009, total assets of the Company were $1,566.0 million, up $147 million or 10.4% from $1,419.0 million at year-end 2008. About half of the asset increase occurred in the loan portfolio and the other half came from growth in federal funds sold and investments. Asset increases were funded by deposit inflows, continuing from 2008 as customers sought the safety and convenience of community banks.

Cash and due from banks, including interest-bearing accounts, increased $5.2 million to $37.8 million, principally from higher reserves held at the Federal Reserve Bank of New York due to our growth in deposit balances. While this balance can fluctuate from day to day, depending upon customer transactions, we expect it to range between $25 million and $40 million on average. While endeavoring to maintain a sufficient supply of cash for our customers' needs, we also strive to minimize the amount of physical cash on hand, since this is a non-interest earning asset.

Federal funds sold were $40.4 million at year end 2009. We had no federal funds sold at year-end 2008. These balances generally reflect liquidity (cash) not invested in securities or loans. These balances are managed on a daily basis by representatives of our Asset / Liability Management Committee (ALCO). This liquidity is used to manage daily cash inflows and outflows from deposits and loans. Our target for federal funds sold balances is a minimum of $5 million to $20 million, but day-to-day balances will fluctuate. During 2009, we averaged about $49.3 million, compared to $7.7 million in 2008. This exceeded our target in 2009 as local demand for loans was lower than the amount at which deposits were increasing, and a reasonable supply of liquid securities providing sufficient yields were not available for purchase. For 2010, we expect federal funds sold balances to exceed our target for similar reasons as we experienced in 2009.

Net premises and equipment increased $0.8 million in 2009 primarily due to costs of our new banking branch and renovations to existing offices. Premises and equipment had fallen $2.2 million in 2008 from 2007, principally due to the branch sale-leaseback transaction. In June 2008, the Company completed the sale and subsequent lease-back of six banking offices. Total proceeds from the sale amounted to $5,460,000. The carrying value and transaction costs totaled $4,013,000. During each of the past few years, we have annually invested approximately $2.0 million to $3.0 million in premises and equipment, mostly for office improvements and technology upgrades. In 2009, we invested nearly $2.7 million, which included a new office in Rochester, NY. Other than our next banking office we have no firm commitments for capital investments, but we do anticipate investing up to $5.0 million in 2010, of which approximately $3.0 million will again be used for existing facility renovations, equipment replacements and computer hardware purchases. Another $2.0 million will be invested in the planned office in Webster, NY for which we have begun site preparation work. These investments have been, and will be, funded from current operating cash flow.

We had a prepaid FDIC insurance assessment of $7.7 million at December 31, 2009. In the fall of 2009, the FDIC proposed and approved a requirement that insured institutions prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012 (thirteen quarterly periods). The prepaid assessment for these periods was collected on December 30, 2009, along with our regular quarterly risk-based deposit insurance assessment for the third quarter of 2009 amounting to approximately $0.5 million. For the fourth quarter of 2009 and for all of 2010, the prepaid assessment rate was based on the Bank's total base assessment rate for the third quarter of 2009. The prepaid assessment rate for 2011 and 2012 was equal to the Bank's modified third quarter 2009 total base assessment rate plus three (3) basis points. Each institution's prepaid assessment base, including ours, was calculated using our third quarter 2009 assessment base, adjusted quarterly for an estimated five (5) percent annual growth rate in the assessment base through the end of 2012. We recorded the entire amount of this prepaid assessment as a prepaid expense (asset) as of December 31, 2009. As of year-end 2009, and each quarter thereafter, we will record an expense (charge to earnings) for our regular quarterly assessment for the quarter and an offsetting credit to the prepaid assessment until the asset is exhausted. If the prepaid assessment is not exhausted by December 30, 2014, any remaining amount will be returned to the Bank. We believe it is unlikely there will be a refund to our Bank, and our actual costs are likely to be higher than the prepaid amount for two important reasons: (1) The prepaid assessment only reflects the base assessment. It excludes The Financing Corporation (FICO) bond interest payments which approximate $150,000 per year. These bonds were issued in the late 1980's by the federal government as part of the Savings and Loan industry bailout. (2) The growth rate used by the FDIC is 5% per annum. Our deposits have generally been growing at a faster rate.

Other assets increased $5.1 million by year-end 2009 to $19.3 million. The increase was associated with an increase in other real estate owned, as more fully discussed in the "Loans" section below, and mortgage servicing rights, which are more fully described in Note 6 of the 2009 Consolidated Financial Statements.

A more detailed discussion of the Company's principal interest-earning assets (securities and loans), and interest-bearing liabilities (deposits and borrowings), follows.

Securities Portfolio

We maintain our portfolio of (investment) securities mostly in U.S. Treasury, U.S. government sponsored enterprise obligations, and municipal obligations. We invest in securities with short to intermediate average maturities in order to better match the interest rate sensitivities of our assets and liabilities. You can find more information about the carrying value of our securities at December 31, 2009 and 2008, in Note 3 to the Consolidated Financial Statements.

Investment decisions are made within policy guidelines established by our Board of Directors. The investment policy is based on and supplements the Bank's Interest Rate Risk and Funds Management Policy (ALCO Policy), also established by our Board. Together these policies set financial and investment goals, which direct investment in all assets, including securities. The investment policy states that "... the Company shall invest funds not needed for local loans and mortgages in United States Government Bonds, United States Agency Bonds, Municipal Bonds, Corporate Obligations, and Money Market Instruments. The goal of the investment portfolio shall be to provide sufficient safety and liquidity in order to help meet the Company's needs and to produce income for the Company consistent with the safety features of quality, maturity, marketability, and risk diversification." The investment policy further limits total investments to no more than 40% of total Company assets. There are additional limits on asset classes (U.S. Treasury, U.S. Agency, etc.), issuers, ratings and maturities. Allowed within our policy are securities hedging activities, interest rate risk swaps, and other programs involving the use of off-balance-sheet derivatives.

We classify securities as either "available for sale" or "held to maturity." These classifications result in differing management and accounting treatments. Securities "available for sale" are used to absorb our available liquidity not used for lending purposes or not sold in the federal funds market. These securities may or may not be held to their stated maturity, as demand for loan and deposit in- and out-flows change. Securities which we have both the ability and intent to hold to maturity are classified as "held-to-maturity." Substantially all of these securities are pledged to collateralize municipal deposits. Municipalities in New York State are generally required to ensure deposits in excess of FDIC insurance limits so these deposits are collateralized by eligible securities.

During 2009, total investment securities increased $19.9 million by year end. Similar to the reason discussed with federal funds sold above, we invested depositors' funds not needed for loan fulfillment to purchase investments. Growth in the portfolio came in the available-for-sale portfolio, which we can more easily liquidate to manage funds flows should loan demand increase. Substantially all of the held-to-maturity portfolio is used to support the collateralization of the communities' funds in the form of municipal deposits.   At December 31, 2009, about 70% of our investment portfolio was used to collateralize these deposits. These deposits, in turn, are used to purchase tax-exempt securities of local municipalities, thereby recycling local deposits within our communities. Other securities consist mainly of triple-A rated taxable US government sponsored enterprise obligations – Federal Home Loan Bank, Fannie Mae, Freddie Mac, and Federal Farm Credit Bank. We will vary the mix of taxable and tax-exempt securities from time to time depending upon the amount of our taxable income, the securities' tax-equivalent yield, and the supply of high-grade, tax-exempt securities.

Because changes in the interest rate environment impact the market value (price or fair value) of securities and because market interest rates often differ from the rates at which securities were purchased, the underlying price of securities will vary from time to time. The price of a security will move inversely to interest rates. So, generally, if market rates are higher than that of the security, the fair value of the security will be lower than our cost. On the other hand, if market rates are lower than those of the security, the fair value of the security will be higher than our cost. During 2009, market rates declined further from 2008 resulting in relatively higher market values for our securities than their cost, particularly for state and municipal obligations. We experienced a similar trend in 2008. At December 31, 2009 the fair value of our securities exceeded their amortized cost basis by $9.4 million or 3.4%. We expect market rates to increase during 2010, thus the fair value of our securities is likely to fall closer to their amortized cost over time. Additionally, yields available on securities are at market cycle lows, so as we purchase lower-rate securities, and as market rates rise, the fair value of these securities may fall below their cost. Notwithstanding the lower rate environment, even at December 31, 2009, the fair value of some individual securities remained below cost, as more fully discussed in Note 3 to the Consolidated Financial Statements. However, with the exception of a CDO, none of these securities was considered to be other than temporarily impaired, otherwise a write-down of carrying value in the income statement would be required.

Securities available for sale are carried at estimated fair value. In addition, all securities are evaluated for "other-than-temporary-impairment," which can result, as in 2008 and 2009, in the write-down of securities to fair value with a resulting charge to earnings and to capital. The valuation of securities can involve a significant amount of judgment, particularly when liquid markets do not exist for the security being valued. We use quoted market prices to estimate fair value when an active market for the securities exist. However, when an observable liquid market does not exist, we utilize significant estimates and assumptions to estimate fair value. These valuations require the use of various assumptions, including among others, discount rates, expected cash flows, and default rates. The use of different assumptions from ours could produce significantly different results, which could have a material effect on our income statement. Because of the level of judgment involved, we consider the valuation of securities a critical accounting estimate. Note 3 to the Consolidated Financial Statements provides additional information about the fair value of securities.

The following table summarizes the maturities and weighted average yields of debt securities available for sale and held to maturity at their carrying value at December 31, 2009. In this table, we do not reflect yields on a tax-equivalent basis. Our small balance in mortgage backed securities is reported at its final stated maturity, notwithstanding that principal is prepaid regularly, reducing its effective maturity. Agencies are obligations of U.S. government sponsored enterprises (dollars in thousands).

Maturities and Yields of Debt Securities at December 31, 2009

	One Year or Less Amount	Yield	After One through Five Years Amount	Yield	After Five through Ten Years Amount	Yield	After Ten Years Amount	Yield
Available for Sale								
U.S. Treasury	$ 299	0.18%	201	0.99%	-	-%	-	-%
Agencies	4,032	3.95	10,107	2.58	18,223	3.49	2,921	4.27
State and municipal	7,933	3.57	56,414	3.67	16,469	3.81	-	-
Corporate obligations	-	-	-	-	-	-	972	0.98
Total	$ 12,264	3.61%	66,722	3.50%	34,692	3.64%	3,893	3.45%
Held to Maturity								
Agencies	$ -	-%	1,005	2.49%	10	7.20%	-	-%
State and municipal	23,032	3.44	109,663	3.81	24,109	3.74	610	4.57
Corporate obligations	-	-	-	-	-	-	754	5.64
Total	$ 23,032	3.44%	110,668	3.80%	24,119	3.74%	1,364	3.75%

Loans

What follows is a description of the types of loans we make and also a table of their balances. The Bank's loan policies establish the general parameters of the types of loans that are desirable, emphasizing cash flow and collateral coverage. Credit decisions are made at the Bank by officers who have extensive experience with commercial and consumer lending, helping to ensure thorough underwriting and sound credit decisions. We have commercial, consumer, and residential mortgage loan policies approved by our Board. These policies establish the lending authority of individual loan officers as well as the loan authority of the Bank's Officers Loan Committee (OLC). Certain of the Bank's executives each have loan authority up to $1,000,000 while other officers' lending authorities are $250,000 or less. A combination of officers and credit analysts can jointly approve certain loans up to $500,000 and OLC up to $4,000,000. Loans over that amount generally must be approved by the Board or a designated committee of the Board.

Loans are generally originated in our primary market area (Rochester Metropolitan Statistical Area [MSA]), but as a national bank, we can make loans to customers anywhere in the country. We use the same credit principles and guidelines for small, medium, and large credits. A borrower's cash flow, overall financial condition/capacity, character, and the collateral securing a loan are considered during the credit decision process. Specific emphasis is placed on the borrower's ability to generate cash sufficient to cover operations and financing costs when assessing the overall quality of a borrower's financial condition. The commercial loan policy imposes limits on loans to one borrower and any borrowing relationship, as well as concentrations of credit to particular industries. Federal banking regulations limit loans to one borrower (as defined) to 15% of the lending institution's regulatory capital. At December 31, 2009, this limit for the Bank was approximately $20.5 million, and the Bank's largest committed borrowing relationship under these regulations was $13.8 million.

Commercial, Financial, and Agricultural Loans: These loans generally include term loans and lines of credit. Such loans are made available to businesses for working capital (including inventory and receivables), business expansion (including acquisition of real estate, expansion and improvements) and equipment purchases. As a general practice, a collateral lien is placed on equipment or other assets owned by the borrower. These loans carry a higher risk than commercial real estate loans by the nature of the underlying collateral, which can be business assets such as equipment and accounts receivable. To reduce the risk, we attempt to secure real estate as collateral and obtain personal guarantees of the borrowers. To further reduce risk and enhance liquidity, these loans generally carry variable rates of interest, repricing in three- to five-year periods, and have a maturity of five years or less. Lines of credit generally have terms of one year or less and carry floating rates of interest (e.g., prime plus a margin).

Commercial Mortgages: We make commercial real estate loans to finance the purchases of real property which generally consists of real estate with completed structures. These commercial real estate loans are secured by first liens on the real estate, which may include apartments, commercial structures housing businesses, healthcare facilities, and other non-owner-occupied facilities. The loans typically have adjustable interest rates, repricing in three- to five-year periods, and require principal payments over a 10- to 25-year period. Many of these loans include call provisions within 10 to 15 years of their origination. Our underwriting analysis includes credit verification, independent appraisals, a review of the borrower's financial condition, and the underlying cash flows. These loans are typically originated in amounts of no more than 80% of the appraised value of the property.

Residential Mortgages: We originate adjustable-rate and fixed-rate, one-to-four-family residential real estate loans collateralized by owner-occupied properties located in our market area. These loans are amortized over five to 30 years. Substantially all residential loans secured by first mortgage liens are originated by CNB Mortgage and sold to either the Bank or third-party investors. Generally, fixed-rate mortgage loans with a maturity or call date of ten years or less and a rate of 5% or more are retained in our portfolio. For longer term, fixed-rate residential mortgages without escrow, we retain the servicing, but sell the right to receive principal and interest to Freddie Mac. All loans not retained in the portfolio or sold to Freddie Mac are sold to unrelated third parties with servicing released. This practice allows us to manage interest rate risk, liquidity risk, and credit risk. From time to time, we may also purchase residential mortgage loans which are originated and serviced by third parties. In originating residential mortgage loans, we usually use secondary market underwriting, appraisal, and servicing guidelines. Loans on one-to-four-family residential real estate are mostly originated in amounts of no more than 85% of appraised value or have private mortgage insurance. Mortgage title insurance and hazard insurance are normally required.

We also make construction, home equity lines of credit, and second mortgages (loans secured by a second [junior] lien position on one-to-four-family residential real estate). These loans carry a higher risk than first mortgage residential loans as they are in a second position relating to collateral or secured by an incomplete dwelling in the case of construction loans. Risk is reduced through underwriting criteria, which include credit verification, appraisals, a review of the borrower's financial condition, and personal cash flows. A security interest, with title insurance when necessary, is taken in the underlying real estate.

Consumer Loans: We fund a variety of consumer loans, including direct and indirect automobile loans, recreational vehicle loans, boat loans, aircraft loans, home improvement loans, and personal loans (collateralized and uncollateralized). Most of these loans carry a fixed rate of interest with principal repayment terms typically ranging from one to ten years, based upon the nature of the collateral and the size of the loan. The majority of consumer loans are underwritten on a secured basis using the underlying collateral being financed or a customer's deposit account.

For all years, the loan portfolio was composed solely of domestic loans with their concentrations set forth in the schedule of loan classifications below. We are not aware of any material concentrations of credit risk to any industry or individual borrower. The following summary shows the classifications of loans by category as of the year end for the past five years.

Composition of Loan Portfolio
As of December 31,
(Dollars in thousands)

	2009	2008	2007	2006	2005
Commercial, financial, and agricultural	$ 214,841	205,818	194,395	188,518	167,750
Commercial mortgage	429,955	389,907	349,430	323,478	311,652
Residential mortgage - first lien	218,731	213,411	158,655	106,749	65,238
Residential mortgage - junior lien	83,236	75,971	69,407	67,871	59,758
Consumer					
Automobile - indirect	171,902	168,830	119,775	136,040	142,141
Other	28,919	25,999	21,767	23,075	24,077
Other, including loans held for sale	6,657	2,900	3,073	3,653	3,681
	1,154,241	1,082,836	916,502	849,384	774,297
Plus: Net deferred loan costs	5,698	5,776	4,047	4,313	4,542
Less: Allowance for loan losses	(14,232)	(11,992)	(9,679)	(9,041)	(7,986)
Loans, net	$ 1,145,707	1,076,620	910,870	844,656	770,853

Gross loans increased $71.4 million in 2009, occurring in all loan categories. Loan demand remained strong in our market. Commercial loans increased $49.1 million mostly in real-estate secured loans, which we prefer due to their relatively stronger collateral backing. First lien residential mortgages continued their growth trend, but our on-balance sheet growth slowed considerably in 2009 due to our decision to sell most originations due to their relatively lower yields. Consumer-related loans also grew for the year. Growth, overall, was slower in 2009 than in 2008, when most large financial institutions and manufacturers ceased lending. In 2009, they returned to the market. Additionally, in the last quarter of 2009 we intentionally slowed originations in order to maintain a balance between asset growth and equity capital growth.

Excluded from the balances in the table are loans serviced for others, the balances of which are discussed in the Other Income section. We sell some residential and commercial loans to manage liquidity and interest rate risk, but retain the servicing to continue to meet the needs of our customers.

Overall, we are projecting the net balance of loans across all categories to increase approximately 4.5% in 2010, lower than the 6.7% rate seen in 2009. We expect to continue to manage the overall mix of loans -- commercial and individual (mortgage and consumer) -- to migrate towards a 50% / 50% mix. Since our expansion beginning in the late 1990s, the loan portfolio mix had moved from 50% commercial, 50% individual to a high of 64% / 36%, and stood at 56% / 44% at year-end 2009. We believe a balanced mix of these assets provides an optimal level of credit, interest rate, and liquidity risk. To accomplish these goals over time, we plan to increase consumer loans as well as first- and second-lien residential real estate loans, except when low interest rates lead us to sell residential mortgages rather than retain in portfolio. Additionally, we will continue to utilize commercial loan participations.

Loan Quality

Poor credit quality can be devastating to a bank, as we have all seen throughout our nation and the world in the past two years. Therefore, we are diligent in initial underwriting and subsequent asset management to measure, monitor and manage credit risk. The quality of the loan portfolio, as measured by the ratio of non-performing loans to total loans, has mirrored the economy, with the measure worsening in the early years of the decade and improving since then, and declining once again since 2008. Total non-performing loans increased $10.0 million in 2009 from 2008. The highest balances of non-performing loans are concentrated within a relatively few commercial relationships primarily in the real estate investment and food-service sectors. We are actively working with the borrowers with credit difficulties. We seek to work with borrowers in resolving their credit issues, rather than forcing business bankruptcy, liquidation, or sale. We believe this strategy provides longer term value to the Company, the community, and our customers and their employees; but at times it can result in a higher ratio of non-performing assets relative to our peers. Even with this community-focused strategy for some of these relationships, we could suffer significant losses. As of December 31, 2009 we believe we have adequately reserved for this risk. More information about the reserves established for these impaired loans is included in Note 4 to the Consolidated Financial Statements.

In January 2010, we were notified by a borrower of their intention to cease operations. The loan is secured by a private golf course and country club with a balance less than $2.0 million and an appraised value well in excess of that. Also in January 2010, we received communication from another commercial borrower with real-estate loans of about $5.0 million who indicated they may have difficulties making full upcoming principal and interest payments in which case we would discontinue accruing interest income. This loan is also well secured. These loans were current as to principal and interest due at December 31, 2009 and are not reflected in the table below. We are not aware of any other potential problem loans not already reported in the table. However, we have seen a seasonal increase in loans past due 30 to 90 days in the last quarter of 2009. This can be a leading indicator of loans which will subsequently migrate to non-accrual status or ultimately result in charge-off or foreclosure (non-performing loans and non-performing assets). Given the nature of our business, it is reasonable to assume there will be problem loans in the future.

To ensure that we only report income we have or expect to receive, we discontinue the accrual of interest on commercial and real estate loans, and reverse previously accrued and unpaid interest, when the loans become 90 days delinquent or when, in our judgment, the collection of all principal and interest is uncertain. Loans are returned to accrual status when the doubt no longer exists about the loan's collectability and the borrower has demonstrated a period of timely payment history. For consumer loans, we generally charge off the loan and its related accrued interest upon its becoming 120 days past due.

Interest can be earned on a cash basis for these loans in non-accrual status, and it amounted to $35,000 in 2009, $33,000 in 2008, and $11,000 in 2007. Had all non-accrual loans been current in accordance with their original terms, we would have recognized additional interest income approximating $475,000, $380,000, and $489,000 during 2009, 2008, and 2007, respectively.

Occasionally we will foreclose on mortgaged properties. These foreclosures are initially recorded at the lower of their fair value or carrying value and are included in other real estate owned in the Other assets section of the balance sheet. At December 31, 2009, we had four commercial properties and 54 residential properties in other real estate owned. In the first half of 2009 we took possession of 60 one-to-four-family residential rental properties associated with the foreclosure of a commercial loan relationship that was in non-accrual status at December 31, 2008. The estimated fair value of the properties was significantly higher than their carrying value, their combined cash flow is positive, exclusive of non-recurring expenses, such as major repairs, and nearly all properties are occupied by tenants. Fifty-three of these properties remain in other real estate at year end. During 2009, we successfully liquidated two of the five foreclosed properties which were in the portfolio at the start of the year. As with non-performing loans, we can anticipate additions and dispositions of other real estate in the future.

The following table summarizes non-performing assets as of December 31 for each of the last five years (dollars in thousands).

	2009*	2008	2007	2006	2005
Loans past due 90 days or more and accruing:					
Commercial, financial, and agricultural	$ 422	106	36	262	73
Real estate-commercial	-	121	-	147	-
Real estate-residential	290	326	133	34	167
Consumer and other	375	243	86	218	172
Total past due 90 days or more and accruing	1,087	796	255	661	412
Loans in non-accrual status:					
Commercial, financial, and agricultural	10,282	3,134	971	1,208	1,325
Real estate-commercial	5,656	2,617	3,703	4,394	5,670
Real estate-residential	2,609	3,018	541	813	263
Consumer and other	-	-	15	30	10
Total non-accrual loans	18,547	8,769	5,230	6,445	7,268
Total non-performing loans	19,634	9,565	5,485	7,106	7,680
Other real estate owned:					
Commercial	603	639	459	251	-
Residential	2,166	90	232	41	62
Total other real estate owned	2,769	729	691	292	62
Total non-performing assets	$ 22,403	10,294	6,176	7,398	7,742
Non-performing loans to total period-end loans	1.70%	0.88%	0.60%	0.84%	0.99%
Non-performing assets to total period-end loans and other real estate	1.94%	0.95%	0.67%	0.87%	1.00%
Allowance to non-performing loans	72.49%	125.37%	176.46%	127.23%	103.98%

* Excludes approximately $7 million of commercial real estate loans discussed above.

Loan Loss Experience and Allowance for Loan Losses

Our policy for, and the determination of the appropriate balance of, the allowance for loan losses is our most difficult, subjective, and complex accounting estimate. It is also highly uncertain, since it is merely an estimate of the inherent risk of loss in the current loan portfolio. Therefore, we consider this a critical accounting estimate. Our policy and methodology for its calculation are set forth in Note 1 to the Consolidated Financial Statements.

Changes in the allowance for loan losses may arise as a result of factors both within and outside of our direct control. For example, we may change the concentration of the loan portfolio to a particular industry, a particular loan type -- commercial, residential, consumer -- or a particular geography in our market area. These changes may increase or decrease the level of allowance necessary to reflect probable and inherent losses within the portfolio. The effect of the economy, including resulting changes in the value of collateral securing loans, are outside of our control, but can have significant impact on the allowance for loan losses. Generally, a declining economy will negatively impact the ability of borrowers to repay loans in a timely manner and can also negatively impact collateral values. These factors usually cause probable losses within the portfolio to increase, resulting in the need for a higher allowance for loan losses.

The following table summarizes the changes in the allowance for loan losses for each of the last five years (dollars in thousands).

	2009	2008	2007	2006	2005
Balance at beginning of year	$11,992	9,679	9,041	7,986	7,215
Provision charged to operations	4,345	3,805	2,375	1,831	2,087
Charge-offs:					
Commercial, financial and agricultural	(1,063)	(1,008)	(1,386)	(188)	(351)
Real estate-commercial	(327)	-	(20)	(353)	(327)
Real estate-residential	(10)	(28)	-	(34)	(8)
Consumer and other	(1,564)	(1,094)	(1,060)	(1,081)	(1,289)
	(2,964)	(2,130)	(2,466)	(1,656)	(1,975)
Recoveries:					
Commercial, financial and agricultural	216	54	220	231	115
Real estate-commercial	5	90	8	-	-
Real estate-residential	21	28	9	6	1
Consumer and other	617	466	492	643	543
	859	638	729	880	659
Net charge-offs:	(2,105)	(1,492)	(1,737)	(776)	(1,316)
Balance at end of year	$14,232	11,992	9,679	9,041	7,986
Net charge-offs to average loans	0.19 %	0.15 %	0.20 %	0.10 %	0.18 %
Allowance to total loans	1.23 %	1.11 %	1.06 %	1.06 %	1.03 %

The allowance for loan losses was $14.2 million at December 31, 2009, up from $12.0 million at December 31, 2008. We consider the allowance for loan losses at December 31, 2009 to be at a level adequate to cover probable and inherent losses in the loan portfolio. Growth in the allowance for loans losses has been driven by a combination of general growth in the overall loan portfolio and the provision for loan losses associated with impaired loans, which were not already included in the pool-based allowance calculation. Net charge-offs to average loans increased for the year and were within the range we have experienced during the past five years. The net charge-off rate of 19 basis points in 2009 is substantially lower than banks our size across the nation, which as of September 30, 2009, were reporting net charge-offs over six times higher at 118 basis points, according to government-reported data.

At December 31, 2009 we identified a total of 58 loans totaling $18.7 million that were considered impaired. Of these, nine, with a balance of $7.8 million outstanding, had specific reserves associated with them amounting to $2.8 million. These reserves are included in the total allowance for loan losses. Nearly half, or $8.2 million of these loans are associated with two commercial and industrial loans to companies in the food and beverage industry originated between 2005 and 2007 for which we have made specific reserves of $2.6 million. These companies market their products throughout the United States. Their businesses have been negatively impacted by the recession, and their operating cash flow has been insufficient to support principal and interest payments on our loans.

The specific reserve associated with these and other loans was partially funded by the existing pool-based reserves. As more fully described in the Notes to the 2009 Consolidated Financial Statements, the allowance is a combination of both specific and general reserve pool-based components. Internally classified loans not considered impaired, are included in a pool calculation. If the loans become impaired, the related allowance becomes a specific reserve, and is adjusted upward or downward as necessary through the provision for loan losses. This pool-based reserve is then recalculated to determine whether additional provision is necessary on the remaining portfolio as part of the regular allowance process.

Our local economy is reflecting some of the same trends we are seeing in the national and state economies, but our statistics are better than both. In the Rochester region unemployment is about 8%, up from just under 6% last year. Since September 2008, the economy has lost roughly 2% of non-farm jobs. Overall, employment has retreated from about 503,000 in the fall of 2008 to about 491,000 in the fall of 2009.

Business conditions are also comparatively slow in the region, again, reflecting the recession. Towards the latter half of 2009; however, business reported modestly improving conditions, but with fewer than 40% of businesses projecting an improvement over the coming months, this is still less than a majority.

These unemployment and other economic trends have impacted our allowance calculation by increasing the dollar amount of reserve we've allocated to the consumer and commercial portfolios. The allocated allowance has been reduced in the residential portfolio as the level of historical net-charge-offs has remained low.

The following table presents an allocation of the allowance for loan losses and the percentage of loans in each category to total gross loans at December 31 for each of the last five years. In addition to an allocation for specific problem loans, each category includes a portion of the general allowance for loan losses based upon loans outstanding, credit risk and historical charge-offs. Notwithstanding the following allocation, the entire allowance for loan losses is available to absorb charge-offs in any category of loans (dollars in thousands).

	2009 $[1]	2009 %[2]	2008 $[1]	2008 %[2]	2007 $[1]	2007 %[2]	2006 $[1]	2006 %[2]	2005 $[1]	2005 %[2]
Commercial[3]	$ 7,982	55.9%	$ 6,304	55.0%	$ 5,039	59.3%	$ 4,245	60.3%	$ 4,103	61.9%
Residential	1,485	26.2	1,533	26.7	1,389	24.9	950	20.6	563	16.1
Consumer	4,765	17.9	4,155	18.3	3,251	15.8	3,846	19.1	3,320	22.0
	$ 14,232	100.0%	$ 11,992	100.0%	$ 9,679	100.0%	$ 9,041	100.0%	$ 7,986	100.0%

[1] Amount of allowance for loan losses
[2] Percent of loans in each category to total loans
[3] Includes commercial, financial, agricultural, and commercial real estate

The largest portfolio balance is commercial loans, and the largest allocation of the allowance is for commercial loans. These loans generally have the largest amount of net charge-offs. However, the highest percentage of net charge-offs relative to the underlying portfolio is in the consumer loan portfolio. As these are charged off faster than commercial loans, and the recoverable value of the collateral securing the loans tends to be lower, the result is lower recoveries.

Funding sources - Deposits and Borrowings

Our principal sources for funding assets are deposits and borrowings. Set forth below, and in Notes 7, 8 and 9 of the Consolidated Financial Statements is more detailed information about deposits and borrowings at period ends and during the year.

The following tables summarize the average deposits and average rates paid during each of the three years presented (dollars in thousands).

	2009 Amount	2009 Rate	2008 Amount	2008 Rate	2007 Amount	2007 Rate
Non-interest-bearing demand	$ 173,042	-%	$ 162,169	--%	$ 155,421	--%
Interest-bearing demand	121,357	0.22	108,386	0.25	103,485	0.17
Savings and money market	576,732	0.57	448,166	1.46	375,296	2.31
Time	490,632	2.79	420,081	3.63	452,809	4.83
	$ 1,361,763	1.27%	$ 1,138,802	1.94%	$ 1,087,011	2.82%

The following table sets forth time deposits of $100,000 or greater classified by the time remaining until maturity which were on deposit as of December 31, 2009 (dollars in thousands).

3 months or less	$ 60,109
4 through 6 months	63,749
7 through 12 months	27,554
Over 12 months	71,838
	$ 223,250

Total deposits at December 31, 2009, were $1,377.7 million and were up $148.8 million from December 31, 2008. Retail and commercial account deposits grew $145.9 million or 13.9%, due mainly to the continued success of our products, services, and brand, as well as a continued flight-to-safety of depositors toward community banks. Municipal deposits grew $3.5 million or 2.0%. Savings, money market and time deposits, with their relatively higher interest rates, were the principal deposit types showing growth in the consumer and commercial accounts. Demand accounts showed modest increases. Included in time deposits was $15 million of three-year brokered deposits, which we raised in the fall of 2008 to fund the growth in our indirect automobile loan portfolio and manage the related interest rate risk (matched fixed-rate funding to fixed-rate loans for the estimated term of the loans).

Overall, about two-thirds of retail and commercial deposit growth occurred in Monroe County, with the remainder of the growth in Ontario County. All municipal deposit growth came in Ontario County, where we have a relatively larger long-term municipal deposit base of customers. Retail and commercial deposits in our Ontario County offices grew approximately 9.2% during the year, while they grew 18.4% in our Monroe County offices. For 2010, we anticipate retail and commercial deposits to grow approximately 4.5% and municipal deposits about 3.0% from 2009 with much of the growth to continue to come from Monroe County where we are opening new banking offices and our current market penetration is lower.

We had no overnight borrowings at December 31, 2009, versus $4.4 million at December 31, 2008. In 2008, these borrowings were used to fund loan and investment growth which exceeded deposit growth. Depending upon our liquidity needs, we expect to use short-term borrowings in 2010 from time to time, as we have in the past. Short-term borrowings from the Federal Home Loan Bank of New York, collateralized by residential mortgages, are used to fund near-term liquidity needs. More information about our borrowings and borrowing capacity can be found in Notes 8 and 9 to the Consolidated Financial Statements.

Our medium-term borrowings at December 31, 2009, include approximately $8.1 million in loans from the Federal Home Loan Bank of New York due in 2010. These were borrowed, as we did with brokered deposits, to fund indirect automobile loan growth and manage the related interest-rate risk. The remainder of the medium-term borrowings is non-interest-bearing notes due to shareholders of the companies we acquired. The balances are estimates of what we expect to pay with the actual amounts to be determined based upon future operating results through the end of 2010.

Our long-term borrowings are in the form of junior subordinated debentures. In 2007, we issued $20.6 million of fixed-rate junior subordinated debentures and paid off a similar amount of floating rate debentures. We estimate the refinancing of these debentures will save $400,000 in interest expense annually through maturity. In 2006, we issued $30.9 million of floating rate junior subordinated debentures. The terms of these borrowings are more fully described in Note 9 to the Consolidated Financial Statements. Also in Note 9, you will find a discussion and details of an interest rate swap agreement we entered into to modify the interest rate of the $30.9 million junior subordinated debentures from floating rate to fixed rate.

Liquidity

Liquidity can be considered the lifeblood of banking. Our Board of Directors has set general liquidity guidelines for management to meet, which can be summarized as: the ability to generate adequate amounts of cash to meet the demand from depositors who wish to withdraw funds, borrowers who require funds, and capital expansion. Liquidity is produced by cash flows from our operating, investing, and financing activities.

Liquidity needs generally arise from asset originations and deposit outflows. Liquidity needs can increase when asset origination (of loans and investments) exceeds net deposit inflows. Conversely, liquidity needs are reduced when the opposite occurs. In these instances, the needs are funded through short-term borrowings, while excess liquidity is sold into the Federal Funds market.

Our principal source of day-to-day liquidity is through wholesale, secured borrowing lines from the Federal Home Loan Bank of New York (FHLB) and the Federal Reserve Bank of New York (FRB), details of which are set out in Note 8 to the Consolidated Financial Statements. Since the beginning of the year, credit available to us under these lines has decreased $20.4 million to $229.5 million in availability at December 31, 2009, despite a $9.5 million increase in pledged loans. During the year both the FHLB and FRB reduced the fair value of collateral for all financial institutions, thus reducing ours and others' borrowing capacity. Since February 2009, we have not accessed either of these lines as deposit inflows were sufficient to provide funds for asset growth.

Secondarily, we occasionally use the liquidity source of time deposit sales in the national brokered market. We will use this source from time to time to manage both liquidity and interest rate risk as conditions may require. At December 31, 2009, we had $15.1 million outstanding of these "brokered deposits" the same as at December 31, 2008. It is possible we will increase the balance of brokered deposits from time to time if our internal models dictate the need for additional long-term funds at relatively attractive rates.

We measure our liquidity on a daily basis with reference to our Fed Funds and Federal Reserve Bank of New York clearing account balances. This is supplemented by a monthly Liquidity Report, which projects expected liquidity sources and uses over a twelve-month period. The results of this model provide ALCO with a near-term view of liquidity and allow us to make appropriate plans and adjustments in a comprehensive manner, consistent with short- and long-term financial goals. Our use of the model reduces the risk of short-term, unplanned liquidity crises, which can be costly to net interest income, or ultimately, a bank's survival.

As measured using the Consolidated Statement of Cash Flows, for the year ended December 31, 2009, we generated $45.6 million in net cash and equivalents versus using $8.2 million in 2008.

Net cash provided by operating activities was $11.1 million in 2009 and $20.6 million in 2008. Both the largest source and use of operating cash in each year were mortgage banking-related activities. These activities were substantially greater in 2009 than in 2008. We expect 2010's operating activities to approximate 2008's level, because included in 2009's operating cash was the $7.8 million FDIC insurance prepayment, which will not recur in 2010.

Cash used by investing activities in 2009 decreased from 2008, while cash used in 2008 increased from 2007 with net portfolio loan originations causing the fluctuation.   Net purchases of securities used $19.8 in cash million in 2009, while in 2008 net sales of securities generated $7.4 million. The 2009 increase was a result of our using deposit inflows to grow the portfolio, while the decline in 2008 occurred when we used the cash received from matured securities to fund new loans. Net portfolio loan originations were $71.7 million in 2009 down from $170.3 million in 2008. The decline in 2009 was caused by our decision to sell most of our residential mortgage originations to third parties. The substantial growth in 2008 was a result of our continued commitment to funding the credit needs of our community, even as other banks reduced lending. In 2010, we expect net loan originations to decline from 2009 to about $50.0 million since we believe loan demand will remain sluggish in this weakened economy and more banks will return to the lending market as their balance sheets and capital levels have strengthened.

Cash provided by financing activities was $127.7 million in 2009 versus $140.8 million in 2008 and $37.8 million in 2007. The largest source of financing funds in 2009 and 2008 was customer deposits. Repayments on overnight borrowings used cash in both years. For 2010, we expect financing to be provided by deposits and, perhaps, overnight borrowings, though we may use long-term borrowings if rates are attractive. We expect deposit growth to come from consumer and business deposits, which, in turn, will come mainly from Monroe County sources.

Less material, but a part of our ongoing operations, and expected to be funded by normal operations, are liquidity uses such as lease obligations and long-term debt repayments. A summary of these required commitments is included in the table below and details can be found in Notes 8, 9, 15 and 16 to the Consolidated Financial Statements. Contingent funding commitments associated with extensions of credit to customers are set out in Note 16 to the Consolidated Financial Statements and are not included in the table below, because we are unable to determine the amount that would be drawn or its timing. Since they are dependent upon future operating results, contingent payments due for the GVT and GCM acquisitions are included at our best estimate of the amounts due.

Payment due by period
As of December 31, 2009
(dollars in thousands)

	Total	Less Than one Year	One Year Through Three Years	After Three Years Through Five Years	More Than Five Years
Borrowings	$ 59,673	8,126	-	-	51,547
Operating leases	24,940	2,260	4,511	4,239	13,930
GVT contingent payments	1,560	1,230	330	-	-
Greentree contingent payments	178	178	-	-	-
Cephas Capital Partners II	2,700	-	-	-	2,700
Trillium Lakefront Partners	142	142	-	-	-
Total	$ 89,193	11,936	4,841	4,239	68,177

Total obligations are $89.2 million at year-end 2009 and are lower than the $95.1 million set out in last year's Annual Report. Reductions occurred in overnight borrowings by $4.4 million in 2009. Borrowings decreased approximately $7.5 million due to principal repayments on our term borrowings from the FHLB. Our operating lease commitments increased approximately $7.5 million due principally to new offices and to extensions of expiring leases for existing offices. Our commitments of contingent payments associated with our acquisitions fell $4.2 million due to payment made in 2009 on these obligations. A new commitment in 2009 is $3.0 million to Cephas Capital Partners II, a small business investment company, upon which we have paid $0.3 million.

Interest Rate Risk Management

Because our biggest source of revenue is net interest income, interest rate risk management is an important function at our Company. We consider interest rate risk to be our most significant market-based risk. We realize net interest income principally from the differential or spread between the interest earned on loans, investments and other interest-earning assets and the interest paid on deposits and borrowings. Loan volumes and yields, as well as the volume of and rates on investments, deposits and borrowings, are affected by market interest rates. Additionally, because of the terms and conditions of many of our loans and deposit accounts, a change in interest rates could also affect the projected maturities of the loan portfolio and/or the deposit base, which could alter our sensitivity to future changes in interest rates.

Interest rate risk management focuses on maintaining consistent growth in net interest income within Board-approved policy limits while taking into consideration, among other factors: overall credit risk, operating income, operating costs, and available capital. Our Asset/Liability Committee (ALCO) includes the Bank's President and senior officers in various disciplines including Treasury, Finance, Commercial Lending, Retail Lending, and Sales. The Committee reports to the Board on its activities to monitor and manage interest rate risk.

Management of interest rate risk leads us to select certain techniques and instruments to utilize after considering the benefits, costs and risks associated with available alternatives. Since we do not utilize derivative financial instruments, other than a single interest rate swap agreement, we usually consider one or more of the following: (1) interest rates offered on products, (2) maturity terms offered on products, (3) types of products offered, and (4) products available to us in the wholesale market such as advances from the FHLB and brokered time deposits.

ALCO's principal focus is net interest income at risk. We use a net interest margin shock simulation model as one method to identify and manage our interest rate risk profile. The model measures projected net interest income "at-risk" and anticipated resulting changes in net income and economic value of equity. The model is based on expected cash flows and repricing characteristics for all financial instruments at a point in time and incorporates our market-based assumptions regarding the impact of changing interest rates on these financial instruments over a twelve-month period. We also incorporate assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates. These assumptions are inherently uncertain and, as a result, the model cannot precisely measure net interest income or precisely predict the impact of fluctuations in interest rates on net interest income. While actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes, as well as changes in market conditions and management strategies, this model has proven to be an important guidance tool for ALCO. The following table sets forth the results of this model for the Bank, the principal entity exposed to market risk, at December 31, 2009.

Changes in Interest Rates (basis points)	Estimated Percentage Change in Future Net Interest Income
+200	(1)%
+100	(3)%
No change	-
-100	(1)%
-200	(3)%

We measure net interest income at risk by estimating the changes in future net interest income resulting from instantaneous and sustained parallel shifts in interest rates of plus or minus 200 basis points over a twelve-month period. This provides a basis or benchmark for ALCO to manage the Company's interest rate risk profile. At December 31, 2009, a small upward shock (100 basis points) would cause a modest reduction in net interest income, due to our gap position (discussed below), and a larger shock would have a lower impact as asset yields would rise considerably more than liability costs. A small downward shock would also result in a modest decrease in net interest income, because rates paid are near zero, so while they could be lowered somewhat, asset yields would fall faster. An even larger downward shock would result in larger fall in asset yields and liability costs would reach a floor of zero percent.   We recognize the model only provides a benchmark, because it makes the simplifying assumptions that: (1) interest rates will move in a parallel direction with no change in the yield curve; (2) the interest rate moves will be instantaneous and sustained; and (3) there will be no change in the product mix as determined by customer demand or pricing policies by management.

A second tool used by ALCO is its proprietary cost of funds model. This model is used weekly and measures actual interest rates paid on deposits and borrowings and earned on loans and investments. This model takes into consideration current interest rates, interest rate trends, product and portfolio spreads, and projected and historical net interest income data. Using this model, we can adjust and determine the financial impact on net interest income on a more rapid basis than the net interest margin shock simulation model, which is prepared monthly.

A third method used to identify and manage our interest rate risk profile is the static gap analysis. Interest sensitivity gap ("gap") analysis measures the resulting difference between interest-earning assets and interest-bearing liabilities repricing or maturing within specific time periods. An asset-sensitive position indicates that there are more rate-sensitive assets than rate-sensitive liabilities repricing or maturing within specific time horizons. This generally implies a favorable impact on net interest income in periods of rising interest rates and a negative impact in periods of falling rates. A liability-sensitive position generally implies a negative impact on net interest income in periods of rising rates and a positive impact in periods of falling rates.

The following table presents an analysis of our interest rate sensitivity gap position at December 31, 2009. The table listed thereafter provides additional detail of the interest sensitivity of certain commercial loans. Interest-earning assets are shown based on the earlier of their contractual maturity or repricing date. Securities include the market value of available-for-sale securities, amortized cost of held-to-maturity securities, FRB and FHLB stock. Callable securities are shown at their stated maturity. Loans, without deferred costs, include principal amortization adjusted for estimated prepayments (principal payments in excess of contractual amounts) and non-accrual loans. All interest-bearing liabilities are shown based on the earlier of their contractual maturity or repricing date with no adjustment for decay (withdrawal) rates. Borrowings include the junior subordinated debentures. Because the interest rate sensitivity levels shown in the table could be changed by external factors such as loan prepayments and liability decay rates, or by factors controllable by us such as asset sales, it is not an absolute reflection of our potential interest rate risk profile.

The maturities set forth are based upon contractual maturities. Demand loans, overdrafts and certain time loans, the principal of which may be renewed in whole or in part, are included in the " One Year or Less" classification. Our loan policy encourages a repayment schedule to be established whenever possible for loans that do not have stated contractual maturities. The policy provides that a demand loan should mature within one year of its origination, with any renewals at the then prevailing interest rate and with the assurance that the borrower demonstrates the ability to repay on maturity of the loan.

Interest Rate Sensitivity Gap
December 31, 2009
(Dollars in thousands)

	Maturity/Repricing Period				
	Within 3 Months	**4 to 12 Months**	**13 to 36 Months**	**37 to 48 Months**	**Over 48 Months**
Interest-earning assets:					
Interest-bearing deposits	$ 44,664	107	-	-	-
Securities	18,617	16,679	84,251	93,139	68,111
Loans	360,659	161,830	306,458	134,322	190,972
Total interest-earnings assets	423,940	178,616	390,709	227,461	259,083
Interest-bearing liabilities:					
NOW accounts	131,987	-	-	-	-
Savings and money market	573,983	-	-	-	-
Time deposits	118,591	197,327	172,900	785	-
Borrowings	9	9,525	330	-	51,547
Total interest-bearing liabilities	824,570	206,852	173,230	785	51,547
Interest rate swap	(30,928)	-	-	30,928	-
Interest rate sensitivity gap	$ (369,702)	(28,236)	217,479	195,748	207,536
Cumulative gap	$ (369,702)	(397,938)	(180,459)	15,289	222,825
Cumulative gap ratio[(1)]	53.4 %	60.2 %	84.6 %	101.3 %	117.7 %
Cumulative gap as percent of total assets	(23.6)%	(25.4) %	(11.5) %	1.0 %	14.2 %

(1) Cumulative total interest-earning assets divided by cumulative total interest-bearing liabilities.

	One Year or Less	**After One Through Five Years**	**After Five Years**	**Total**
Commercial, financial and agricultural loans	$ 162,533	$ 42,439	$ 6,869	$ 214,841
Maturing or repricing after one year:				
with a fixed interest rate		$ 45,439	6,869	52,308
with a floating or adjustable rate		$ -	-	-

The table indicates that $369.7 million more interest-bearing liabilities (than interest-earning assets) will reprice in the 0-3 month range. For the 4-12 month period, we are also liability sensitive, as $28.2 million more of interest-bearing liabilities are repricing than interest-earning assets. For the entire one-year range, we are repricing $397.9 million more interest-bearing liabilities than assets and at 60.2% are within our gap ratio targets of 30% to 125%. We are asset sensitive at $217.5 million for the 13-36 month range, $195.7 million for the 37 to 48 month year range, and $207.5 million 48 months. For the entire portfolio range, we are asset sensitive at $222.8 million versus asset sensitive of $207.5 million last year, mostly reflecting the growth in non-interest-bearing liabilities.

Our product mix is such that nearly all assets and liabilities reprice or mature within five years. With such a balance sheet profile, we face interest rate risk over the short to medium term. We consider this interest rate gap manageable, as substantially all of the NOW accounts and savings balances are considered insensitive to rate changes.

Capital and Dividends

The Company and Bank are each subject to certain regulatory capital requirements. As of December 31, 2009, the Company and Bank each far exceeded all capital requirements to which they were subject. A full description of these requirements and applicable calculations are set out in Note 17 to the Consolidated Financial Statements.

Our goal is to maintain the Company's and Bank's categorization as "well-capitalized," and our current operating plans project the Company and Bank to remain at well-capitalized status. This will be accomplished mainly through balancing asset growth and net capital formation (net income less dividends and treasury stock purchases). We can take other steps to improve capital ratios as considered necessary, such as dividend reductions, asset sales, issuing equity securities, or issuing

additional debt qualifying as regulatory capital and other means. None of these are contemplated in 2010.

We expect capital to increase in 2010. Considering our strong results in 2009, we raised our semi-annual, per-share dividend in January 2010, to $5.15 compared to $4.85 in the first half of 2008. We also paid a semi-annual cash dividend of $5.05 per share in August 2009. Together the 2009 dividends totaled $4.7 million or $9.90 per outstanding common share versus $4.3 million or $9.00 per outstanding common share in 2008 and $8.00 per outstanding common share in 2007. Payment of dividends by the Bank to the Company is limited in certain circumstances, which are discussed in Note 11 to the Consolidated Financial Statements. You can find historical dividend information in the Common Stock Data section below and in the Financial Highlights. While we cannot provide assurance that the amount and timing of dividends paid in recent years will continue, we have no knowledge of current activities that would require us to reduce dividends or change the timing of their payment.

We expect common shares to be available in the open market resulting from stock option exercises and shareholders' sales. From time to time, we may buy shares into treasury with which we fund our ESOP and other employee awards, including the annual Arthur S. Hamlin Award.

Off Balance Sheet Arrangements

We offer certain financial products which are not recorded on our balance sheet because actual funds have not been extended. These are in the form of standby letters of credit and loan commitments. We have enumerated these in Note 16 to the Consolidated Financial Statements. At December 31, 2009, there were no material commitments to extend credit which represent unusual risks outside of our normal course of business.

Recent Accounting Standard to be Implemented in Future Periods

In June 2009, the FASB issued Statement No. 167, *Amendments to FASB Interpretation No. 46(R)*. Statement 167 amends the guidance related to the consolidation of variable interest entities (VIE). It requires reporting entities to evaluate former Qualifying Special Purpose Entities (QSPEs) for consolidation, changes the approach to determining a VIE's primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. This standard requires additional year-end and interim disclosures for public and nonpublic companies. It is effective for us beginning on January 1, 2010. This statement had no impact on the Company since we do not have any QSPEs or other entities currently subject to FIN 46R.

Relating to Statement No. 167, in June 2009 the FASB issued Statement No. 166, *Accounting for Transfers of Financial Assets.* Statement 166 amends the guidance in Topic 860-10, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* It eliminates the QSPE concept, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the derecognition criteria, revises how retained interests are initially measured, and removes the guaranteed mortgage securitization recharacterization provisions. This standard also requires additional year-end and interim disclosures for public and nonpublic companies The standard is effective for our Company on January 1, 2010 and must be applied to transfers that occurred before and after its effective date. Based on our current activities, adoption of this statement had no impact on the Company's financial condition or results of operations.

ASU 2010-06, *Fair Value Measurements and Disclosures (Topic 820)*-was issued in January 2010. Subtopic 820-10 has been amended to require new disclosures: (a) transfers in and out of Levels 1 and 2 should be disclosed separately including a description of the reasons for the transfers, and (b) activity in Level 3 fair value measurements shall be reported on a gross basis, including information about purchases, sales, issuances, and settlements. The amendments also clarify existing disclosures relating to disaggregated reporting, model inputs, and valuation techniques. The new disclosures are effective for us in the first quarter of 2010, except for the gross reporting of Level 3 activity which is effective beginning in the first quarter of 2011. Implementing these amendments may result in additional disclosures in our interim and annual reports.
.

Summary Quarterly Financial Data

In the tables below, we present summary quarterly financial results for each of the quarters in the years ended December 31, 2009, and 2008. The sum of each quarter's earnings-per-share data may differ from the full year's results due to rounding (in thousands except share data).

2009 Quarters:	1st	2nd	3rd	4th
Net interest income	$ 12,913	$ 13,164	$ 13,719	$ 14,578
Provision for loan losses	(1,155)	(1,400)	(880)	(910)
Non-interest income	5,562	6,277	6,233	6,698
Operating expenses	(12,581)	(14,227)	(13,461)	(13,935)
Income taxes	(1,200)	(853)	(1,347)	(2,001)
Net income	$ 3,539	$ 2,961	$ 4,264	$ 4,430
Basic earnings per share	$ 7.50	$ 6.28	$ 9.05	$ 9.40
Diluted earnings per share	$ 7.38	$ 6.18	$ 8.89	$ 9.24

2008 Quarters:				
Net interest income	$ 10,725	$ 11,998	$ 12,432	$ 12,330
Provision for loan losses	(580)	(1,445)	(900)	(880)
Non-interest income	5,888	5,682	4,986	5,898
Operating expenses	(11,102)	(11,853)	(11,480)	(12,808)
Income taxes	(1,365)	(1,099)	(1,380)	(1,114)
Net income	$ 3,566	$ 3,283	$ 3,658	$ 3,426
Basic earnings per share	$ 7.51	$ 6.94	$ 7.74	$ 7.26
Diluted earnings per share	$ 7.37	$ 6.82	$ 7.61	$ 7.13

The fourth quarter of 2009's results were positively impacted by both a continued low interest rate environment and a improvement in the stock market, which combined increased net interest income and non-interest income. Operating expenses increased modestly for higher bonus and incentive accruals as it became clear that actual results would exceed our 2009 budgeted results. With this improved profitability, the effective tax rate also increased. Net income for the fourth quarter of 2008 fell from the prior quarter due to growth in operating expenses, which was driven by higher bonus accruals and payments as results for the year exceeded the budgeted amounts.

Our Common Stock

At January 31, 2010, we had approximately 1,275 shareholders of record. Information about beneficial ownership of the Company's stock by directors and certain officers is set forth in the Proxy Statement. Market value and dividend information is set forth in the table below. The Company currently pays a semi-annual dividend in February and August. We expect to continue to pay cash dividends to our stockholders for the foreseeable future.

While the Company's stock is not actively traded, it trades periodically in sealed-bid public auctions administered by the Bank's Trust Department for selling shareholders at their request. It is not listed with a national securities exchange. Due to the limited number of transactions, the quarterly high, low and weighted average sale prices may not be indicative of the actual market value of the Company's stock. The following table sets forth a summary of information about the Company's common stock during each period for transactions that were administered by the Bank's Trust Department. Also included are the book value at quarter end, and semi-annual dividends paid per share since the first quarter of 2007.

	# Shares Sold	Quarterly High Sales Price	Quarterly Low Sales Price	Quarterly Average Sales Price	Book Value	Dividend Paid
2009						
4th Quarter	675	$ 351.87	$ 325.00	$ 327.12	$ 237.21	
3rd Quarter	None	$ N/A	$ N/A	$ N/A	$ 228.71	$ 5.05
2nd Quarter	766	$ 350.00	$ 315.24	$ 323.73	$ 222.79	
1st Quarter	811	$ 355.00	$ 302.00	$ 314.74	$ 215.74	$ 4.85
2008						
4th Quarter	1,168	$ 350.00	$ 299.87	$ 314.99	$ 212.86	
3rd Quarter	744	$ 322.50	$ 312.00	$ 320.11	$ 205.24	$ 4.75
2nd Quarter	953	$ 325.00	$ 305.25	$ 310.14	$ 203.16	
1st Quarter	950	$ 330.00	$ 305.00	$ 313.76	$ 196.90	$ 4.25
2007						
4th Quarter	810	$ 340.00	$ 300.01	$ 325.10	$ 194.42	
3rd Quarter	635	$ 353.25	$ 325.50	$ 331.87	$ 186.45	$ 4.10
2nd Quarter	945	$ 365.00	$ 325.00	$ 333.80	$ 181.96	
1st Quarter	964	$ 360.00	$ 329.85	$ 337.61	$ 176.87	$ 3.90

The following table sets forth, for the monthly period indicated in 2009, the total number of shares purchased and the price paid per share by The Canandaigua National Bank and Trust Company (Bank) for the Arthur S. Hamlin Award, the Canandaigua National Corporation Employee Stock Ownership Plan (ESOP) and the Canandaigua National Corporation for treasury. Each of these entities is considered an affiliated purchaser of the Company under Item 703 of Regulation S-K. Shares repurchased by Company are not part of a publicly announced plan or program. The Bank, ESOP, and Company purchase prices per share were determined based on the most recent price established as the sealed-bid auction immediately preceding the purchase. Purchases occur on an ad-hoc basis when share become available in the marketplace and the Company is interested in purchasing these shares for the corporate purposes discussed above. Sales occur when corporate needs require the use of shares and there are none available in the market at the time.

Issuer Purchases and Sales of Equity Securities for the year ended December 31, 2009

Date	Total Shares (Sold) Purchased (#)	Average Price Per Share ($)	Purpose
January 2009	(60)	$ 315.91	Compensation
March 2009	549	$ 315.91	Treasury
March 2009	(35)	$ 315.91	Compensation
June 2009	(11)	$ 314.74	Arthur S. Hamlin Award
June 2009	160	$ 314.74	Treasury
September 2009	100	$ 323.73	Treasury
December 2009	320	$ 327.12	Treasury
Total purchases	**1,129**		
Total sales	**106**		

Although the Company's common stock is not listed with a national securities exchange, it trades sporadically on the Over-the-Counter Bulletin Board System. The following table sets forth a summary of information about these trades. Due to the limited number of transactions, the quarterly high, low and weighted average sale prices may not be indicative of the actual market value of the Company's stock.

The OTC Bulletin Board® (OTCBB) is a regulated quotation service that displays real-time quotes, last-sale prices, and volume information in over-the-counter (OTC) equity securities. An OTC equity security generally is any equity that is not listed or traded on NASDAQ® or a national securities exchange. The OTCBB is a quotation medium for subscribing members, not an issuer listing service, and should not be confused with The NASDAQ Stock Market[SM]. Investors must contact a broker/dealer to trade OTCBB securities. Investors do not have direct access to the OTCBB service. The Securities and Exchange Commission's (SEC's) Order-Handling Rules which apply to NASDAQ-listed securities do not apply to OTCBB securities. The OTCBB market quotations set forth below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	# Shares		Quarterly High Sales Price		Quarterly Low Sales Price		Quarterly Average Sales Price
2009							
4th Quarter	512	$	335.00	$	279.00	$	307.50
3rd Quarter	8	$	279.00	$	275.00	$	276.64
2nd Quarter	1,034	$	300.00	$	220.00	$	262.86
1st Quarter	282	$	220.00	$	203.00	$	211.26
2008							
4th Quarter	930	$	259.00	$	207.00	$	229.42
3rd Quarter	837	$	309.99	$	230.00	$	276.98
2nd Quarter	506	$	315.00	$	270.00	$	293.69
1st Quarter	895	$	400.00	$	310.00	$	363.44
2007							
4th Quarter	405	$	350.00	$	315.00	$	331.25
3rd Quarter	250	$	315.00	$	315.00	$	315.00
2nd Quarter	275	$	345.00	$	315.00	$	341.67
1st Quarter	1,627	$	345.00	$	315.00	$	333.26

A performance graph comparing the total return of the Company's common stock to related stock market indices can be found in our Form 10-K.

Management Report on the Effectiveness of
Internal Controls over Financial Reporting

Management of Canandaigua National Corporation (the Company) is responsible for the preparation, integrity, and fair presentation of its published financial statements and all other information presented in its annual report. The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and, as such, include amounts based on informed judgments, assumptions and estimates made by management.

Management is also responsible for establishing and maintaining adequate and effective internal control over financial reporting presented in conformity with both U.S. generally accepted accounting principles and the Federal Financial Institutions Examination Council instructions for Consolidated Reports of Condition and Income (call report instructions) and as defined in Exchange Act Rules 13a-15(f). This internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

There are inherent limitations in any internal control, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed the Company's internal control over financial reporting presented in conformity with both U.S. generally accepted accounting principles and call report instructions as of December 31, 2009. This assessment was based on criteria for effective internal control over financial reporting described in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of December 31, 2009, the Company maintained effective internal control over financial reporting presented in conformity with both U.S. generally accepted accounting principles and call report instructions.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in the annual report and the effectiveness of the Company's internal control over financial reporting as of December 31, 2009.

Management is also responsible for complying with federal laws and regulations concerning dividend restrictions and loans to insiders, designated by the FDIC as safety and soundness laws and regulations.

Management assessed compliance with the aforementioned designated safety and soundness laws and regulations. Based on this assessment, management believes that the Company complied, in all material respects, with such designated laws and regulations relating to safety and soundness during the year ended December 31, 2009.

February 11, 2010



George W. Hamlin, IV
President and Chief Executive Officer

Lawrence A. Heilbronner
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Canandaigua National Corporation:

We have audited Canandaigua National Corporation's (the Company) internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on the Effectiveness of Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because management's assessment and our audit were conducted to also meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), management's assessment and our audit of the Company's internal control over financial reporting included controls over the preparation of the schedules equivalent to the basic financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (FR Y-9C). A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Canandaigua National Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We do not express an opinion or any other form of assurance on management's statement referring to compliance with laws and regulations.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Canandaigua National Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 11, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Rochester, New York
February 11, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Canandaigua National Corporation:

We have audited the accompanying consolidated balance sheets of Canandaigua National Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Canandaigua National Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Canandaigua National Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 11, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Rochester, New York
February 11, 2010

CANANDAIGUA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2009, and 2008 (dollars in thousands, except share data)

Assets	2009	2008
Cash and due from banks	$ 33,453	29,109
Interest-bearing deposits with other financial institutions	4,376	3,561
Federal funds sold	40,395	-
Securities:		
- Available for sale, at fair value	118,925	96,520
- Held to maturity (fair value approximated		
$165,913 in 2009 and $164,976 in 2008)	159,183	161,738
Loans - net of allowance of $14,232 in 2009 and $11,992 in 2008	1,145,707	1,076,620
Premises and equipment - net	12,041	11,268
Accrued interest receivable	6,692	6,580
Federal Home Loan Bank stock and Federal Reserve Bank stock	2,689	2,891
Goodwill	8,818	8,818
Intangible assets	6,719	7,736
Prepaid FDIC assessment	7,659	-
Other assets	19,343	14,196
Total Assets	$ 1,566,000	1,419,037

Liabilities and Stockholders' Equity

	2009	2008
Deposits:		
Demand		
Non-interest-bearing	$ 182,124	166,437
Interest-bearing	131,987	114,581
Savings and money market	573,983	494,195
Time deposits	489,603	453,694
Total deposits	1,377,697	1,228,907
Borrowings	9,841	25,859
Junior subordinated debentures	51,547	51,547
Accrued interest payable and other liabilities	15,180	12,286
Total Liabilities	1,454,265	1,318,599
Commitments and contingencies (Notes 15 and 16)		
Stockholders' Equity:		
Common stock, $20 par value; 2,000,000 shares authorized,		
486,624 shares issued in 2009 and 2008	9,732	9,732
Additional paid-in capital	8,591	8,591
Retained earnings	97,795	87,273
Treasury stock, at cost (15,788 shares in 2009		
and 14,765 shares in 2008)	(5,143)	(4,819)
Accumulated other comprehensive income (loss), net	760	(339)
Total Stockholders' Equity	111,735	100,438
Total Liabilities and Stockholders' Equity	$ 1,566,000	1,419,037

See accompanying notes to Consolidated Financial Statements.

CANANDAIGUA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2009, 2008, and 2007
(dollars in thousands, except per share data)

	2009	2008	2007
Interest income:			
Loans, including fees	$ 66,107	63,934	63,152
Securities	8,893	9,372	10,206
Federal funds sold	118	219	1,725
Other	58	101	205
Total interest income	75,176	73,626	75,288
Interest expense:			
Deposits	17,243	22,054	30,705
Borrowings	550	1,057	82
Junior subordinated debentures	3,009	3,030	3,525
Total interest expense	20,802	26,141	34,312
Net interest income	54,374	47,485	40,976
Provision for loan losses	4,345	3,805	2,375
Net interest income after provision for loan losses	50,029	43,680	38,601
Other income:			
Service charges on deposit accounts	9,019	8,717	7,139
Trust and investment services income	10,056	10,696	5,575
Net gain on sale of mortgage loans	3,015	634	606
Loan servicing income, net	582	555	591
Loan-related fees	332	401	441
Loss on write-down and call of securities, net	(159)	(698)	-
Other operating income	1,925	2,149	1,482
Total other income	24,770	22,454	15,834
Operating expenses:			
Salaries and employee benefits	28,447	24,945	20,871
Occupancy, net	6,172	5,882	5,283
Technology and data processing	3,555	3,671	3,421
Professional and other services	2,949	3,765	1,603
Marketing and public relations	2,206	1,927	1,701
Office supplies, printing and postage	1,519	1,441	1,338
Intangible amortization	1,063	1,084	175
Other real estate operations	1,200	131	38
FDIC insurance	2,586	767	129
Other operating expenses	4,507	3,630	2,738
Total operating expenses	54,204	47,243	37,297
Income before income taxes	20,595	18,891	17,138
Income taxes	5,401	4,958	4,680
Net income	$ 15,194	13,933	12,458
Basic earnings per share	$ 32.23	29.44	26.16
Diluted earnings per share	$ 31.70	28.94	25.65

See accompanying notes to Consolidated Financial Statements.

CANANDAIGUA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2009, 2008, and 2007
(dollars in thousands, except share data)

	Number of Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2006	476,600	$ 9,732	8,107	70,184	(3,541)	(923)	83,559
Comprehensive income:							
Change in fair value of interest rate swap		-	-	-	-	(99)	(99)
Change in unrealized loss on securities available for sale, net of taxes of $755		-	-	-	-	1,153	1,153
Net income		-	-	12,458	-	-	12,458
Total comprehensive income							13,512
Recognition of stock option expense		-	90	-	-	-	90
Cash dividend $8.00 per share		-	-	(3,813)	-	-	(3,813)
Sale of shares of treasury stock	6	-	-	-	2	-	2
Purchase of shares for treasury stock	(6,375)	-	-	-	(2,125)	-	(2,125)
Exercise of stock options, including tax benefit of $246	4,032	-	246	(729)	1,466	-	983
Balance at December 31, 2007	474,263	9,732	8,443	78,100	(4,198)	131	92,208
Comprehensive income:							
Change in fair value of interest rate swap, net of taxes of ($731)		-	-	-	-	(1,042)	(1,042)
Change in unrealized gain on securities available for sale, net of taxes of $363		-	-	-	-	572	572
Net income		-	-	13,933	-	-	13,933
Total comprehensive income							13,463
Recognition of stock option expense		-	10	-	-	-	10
Cash dividend $9.00 per share		-	-	(4,266)	-	-	(4,266)
Sale of shares of treasury stock	391	-	(14)	-	137	-	123
Purchase of shares for treasury stock	(5,919)	-	-	-	(1,859)	-	(1,859)
Exercise of stock options, including tax benefit of $152	3,124	-	152	(494)	1,101	-	759
Balance at December 31, 2008	471,859	$ 9,732	8,591	87,273	(4,819)	(339)	100,438
Comprehensive income:							
Change in fair value of interest rate swap, net of taxes of $170		-	-	-	-	266	266
Change in unrealized gain on securities available for sale, net of taxes of $502		-	-	-	-	808	808
Reclassification adjustment for realized losses included in net income, net of taxes of $15						25	25
Net income		-	-	15,194	-	-	15,194
Total comprehensive income							16,293
Cash dividend $9.90 per share		-	-	(4,669)	-	-	(4,669)
Sale of shares of treasury stock	106	-	-	(3)	36	-	33
Purchase of shares for treasury stock	(1,129)	-	-	-	(360)	-	(360)
Balance at December 31, 2009	470,836	$ 9,732	8,591	97,795	(5,143)	760	111,735

See accompanying notes to Consolidated Financial Statements.

CANANDAIGUA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2009, 2008, and 2007
(dollars in thousands)

	2009	2008	2007
Cash flows from operating activities:			
Net income	$ 15,194	13,933	12,458
Adjustments to reconcile net income to net cash			
provided by operating activities:			
Depreciation, amortization and accretion	5,071	4,920	3,498
Provision for loan losses	4,345	3,805	2,375
Loss on sale or write-down of other real estate, net	81	19	-
Net (gain) loss recognized on disposal and sale of equipment and other real estate	(61)	63	-
Deferred income tax benefit	(589)	(1,475)	(526)
Income from equity-method investments	(83)	(10)	(322)
Loss on write-down and call of securities, net	159	698	-
Net gain on sale of mortgage loans	(3,015)	(634)	(606)
Originations of loans held for sale	(268,203)	(73,426)	(74,877)
Proceeds from sales of loans held for sale	266,614	73,817	77,139
Stock option expense	-	10	90
Prepaid FDIC assessment	(7,659)	-	-
Increase in all other assets	(4,046)	(281)	(306)
Decrease (increase) in all other liabilities	3,330	(792)	373
Net cash provided by operating activities	11,138	20,647	19,296
Cash flows from investing activities:			
Securities available for sale:			
Proceeds from maturities and calls	29,488	62,103	27,216
Purchases	(50,823)	(47,563)	(23,012)
Securities held to maturity:			
Proceeds from maturities and calls	37,868	33,010	37,439
Purchases	(36,369)	(40,142)	(56,865)
Loan purchases, originations and principal collections – net	(71,692)	(170,267)	(70,819)
Purchase of premises and equipment	(2,726)	(3,618)	(1,640)
Proceeds from sale of premises and equipment	-	5,460	-
Purchase of FHLB and FRB stock, net	322	874	(2,069)
Investment in equity-method investments	(37)	(41)	(47)
Acquisition of company, net of cash acquired	-	(10,092)	-
Acquisition of customer relationships	-	(319)	-
Proceeds from sale of other real estate	711	898	283
Net cash used in investing activities	(93,258)	(169,697)	(89,514)
Cash flows from financing activities:			
Net increase in demand, savings and money market deposits	112,881	133,040	8,371
Net increase (decrease) in time deposits	35,909	35,334	(7,186)
Overnight borrowings, net	(4,400)	(37,200)	41,600
Proceeds from term borrowings	-	15,000	-
Principal repayments of term borrowings	(11,720)	(103)	(62)
Repayment of junior subordinated debentures	-	-	(20,619)
Proceeds from issuance of junior subordinated debentures	-	-	20,619
Proceeds from sale of treasury stock	33	123	2
Payments to acquire treasury stock	(360)	(1,859)	(2,125)
Proceeds from issuance of treasury stock under stock option plan	-	607	737
Tax benefit from stock option exercise	-	152	246
Dividends paid	(4,669)	(4,266)	(3,813)
Net cash provided by financing activities	127,674	140,828	37,770
Net (decrease) increase in cash and cash equivalents	45,554	(8,222)	(32,448)
Cash and cash equivalents – beginning of year	32,670	40,892	73,340
Cash and cash equivalents – end of year	$ 78,224	32,670	40,892
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 21,447	26,087	34,227
Income taxes	$ 4,926	6,940	5,115
Supplemental schedule of noncash investing and financing activities:			
Real estate acquired in settlement of loans	$ 2,864	955	574
Acquisition:			
Fair value of assets acquired (noncash)	$ -	15,866	-
Fair value of liabilities assumed	$ -	5,455	-

See accompanying notes to Consolidated Financial Statements.

(1) Summary of Significant Accounting Policies

Business

Canandaigua National Corporation (the Company) provides a full range of financial services, including banking, trust, investment, and insurance services to individuals, corporations, and municipalities. The Company is subject to competition from other financial services and commercial companies in various regulated and unregulated industries. The Company and its subsidiaries are subject to the regulations of certain federal and state agencies and undergo regular examinations by those regulatory authorities.

Basis of Presentation

The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. Its principal operations comprise the activities of The Canandaigua National Bank and Trust Company (the Bank), CNB Mortgage Company (CNBM), and Genesee Valley Trust Company (GVT). GVT is included effective January 2, 2008, the date of its acquisition. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company accounts for investments in minority-owned entities under the equity method. The Consolidated Financial Statements have been prepared in conformity with U.S. Generally Accepted Accounting Principles and conform to predominant practices within the financial services industry.

In preparing the Consolidated Financial Statements, management made estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, particularly with respect to the allowance for loan losses and securities with other than temporary impairment.

Amounts in prior years' Consolidated Financial Statements are reclassified whenever necessary to conform to the current year's presentation.

Management has evaluated the impact of subsequent events on these financial statements through February 11, 2010, the date these financial statements were available to be issued.

Cash Equivalents

For the purpose of reporting cash flows, cash and cash equivalents include cash, interest-bearing and other balances due from banks, and federal funds sold.

Securities

The Company classifies its debt securities as either available for sale or held to maturity as the Company does not hold any securities considered to be trading. Held to maturity securities are those that the Company has the ability and intent to hold until maturity. Held to maturity securities are recorded at amortized cost. All other securities not included as held to maturity are classified as available for sale.

Available for sale securities are recorded at fair value. Except for unrealized losses charged to earnings for other-than-temporary-impairment deemed to be credit-related, unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are included in accumulated other comprehensive income (loss) in stockholders' equity until realized.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to: (1) the length of time and the extent to which the fair value has been less than cost; (2) the financial condition and near-term prospects of the issuer; and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. A decline in fair value of any security below cost that is deemed other than temporary and related to the credit-worthiness of the issuer is charged to earnings, resulting in the establishment of a new cost basis for the security.

Interest income and dividends are recognized when earned. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the interest method. Realized gains and losses are included in earnings and are determined using the specific identification method.

CANANDAIGUA NATIONAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements December 31, 2009, 2008, and 2007

(1) Summary of Significant Accounting Policies (continued)

Loans

Loans, other than loans designated as held for sale, are stated at the principal amount outstanding net of deferred origination costs. Interest and deferred fees and costs on loans are credited to income based on the effective interest method. Loans held for sale are carried at the lower of cost or fair value.
 The accrual of interest on commercial and real estate loans is generally discontinued, and previously accrued interest is reversed, when the loans become 90 days delinquent or when, in management's judgment, the collection of principal and interest is uncertain. Loans are returned to accrual status when doubt no longer exists about the loan's collectability. Consumer loans are generally charged off upon becoming 120 days past due.

Management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a loan to be impaired when it is improbable that the Company will be able to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable fair value or the fair value of underlying collateral if the loan is collateral-dependent. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Cash receipts on impaired loans are generally applied to reduce the principal balance outstanding. In considering loans for evaluation of impairment, management generally excludes smaller balance, homogeneous loans: residential mortgage loans, home equity loans, and all consumer loans, unless such loans were restructured in a troubled debt restructuring. These loans are collectively evaluated for risk of loss.

Allowance for Loan Losses

The allowance for loan losses is a valuation reserve for probable and inherent losses in the loan portfolio. Credit losses arise primarily from the loan portfolio, but may also be derived from other credit-related sources, when drawn upon, such as commitments, guarantees, and standby letters of credit. Additions are made to the allowance through periodic provisions, which are charged to expense. All losses of principal are charged to the allowance when incurred or when a determination is made that a loss is expected. Subsequent recoveries, if any, are credited to the allowance.

The Company has established a process to assess the adequacy of the allowance for loan losses and to identify the risks in the loan portfolio. This process consists of the identification of specific reserves for identified problem commercial loans and residential mortgages and the calculation of general reserves, which is a formula-driven allocation.

The calculation of the general reserve involves several steps. A historical loss factor is applied to each loan by loan type and loan classification. The historical loss factors are calculated using a loan-by-loan, trailing eight-quarter net loss migration analysis for commercial loans. For all other loans, a portfolio-wide, trailing eight-quarter net loss migration analysis is used. Adjustments are then made to the historical loss factors based on current-period quantitative objective elements (delinquency, non-performing assets, classified/criticized loan trends, charge-offs, concentrations of credit, recoveries, etc.) and subjective elements (economic conditions, portfolio growth rate, portfolio management, credit policy, and others). This methodology is applied to the commercial, residential mortgage, and consumer portfolios.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Premises and Equipment

Land is carried at cost. Land improvements, buildings, leasehold improvements and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets, three to twenty-five years. Amortization of leasehold improvements is provided over the lesser of the term of the lease, including renewal options, when applicable, or the estimated useful lives of the assets.

(1) Summary of Significant Accounting Policies (continued)

Other Real Estate

Real estate acquired through foreclosure or deed in lieu of foreclosure (other real estate) is included in other assets and is recorded at the lower of the unpaid loan balance on the property at the date of transfer, or fair value, less estimated costs to sell. Adjustments made to the value at transfer are charged to the allowance for loan losses. After transfer, the property is carried at the lower of cost or fair value less estimated costs to sell. Adjustments to the carrying values of such properties that result from subsequent declines in value are charged to operations in the period in which the declines occur. Operating earnings and costs associated with the properties are charged to other operating income and expense as incurred. Gains on the sale of other real estate are included in results of operations when the sale occurs.

Loan Servicing Assets

The Company services first-lien, residential loans for the Federal Home Loan Mortgage Company (FHLMC), also known as Freddie Mac, and certain commercial loans as lead participant. The associated servicing rights (assets) entitle the Company to a future stream of cash flows based on the outstanding principal balance of the loans and contractual servicing fees. Failure to service the loans in accordance with contractual requirements may lead to a termination of the servicing rights and the loss of future servicing fees.

The Company services all loans for FHLMC on a non-recourse basis; therefore, its credit risk is limited to temporary advances of funds to FHLMC, while FHLMC retains all credit risk associated with the loans. Commercial loans are serviced on a non-recourse basis, wherein the Company is subject to credit losses only to the extent of the proportionate share of the loan's principal balance owned.

Loan servicing assets are amortized to loan servicing income in the statement of income. In computing amortization expense, the Company uses historical prepayment rates for similar loan pools and applies this amortization rate to each pool. If prepayments occur at a rate different than the applied rate, the Company adjusts the specific pool's amortization in the period in which the change occurs.

For purposes of evaluating and measuring impairment of loan servicing rights, the Company stratifies these assets based on predominant risk characteristics of the underlying loans that are expected to have the most impact on projected prepayments, cost of servicing, and other factors affecting future cash flows associated with the servicing rights, such as loan type, rate, and term. The amount of impairment recognized is the amount by which the carrying value of the loan servicing rights for a stratum exceeds fair value. Impairment is recognized through the income statement.

Goodwill and Intangible Assets

Goodwill has an indefinite useful life and is not amortized, but is tested for impairment. Goodwill impairment tests are performed on an annual basis or when events or circumstances dictate. In these tests, the fair value of the reporting unit with goodwill is compared to the carrying amount of that reporting unit in order to determine if impairment is indicated. If so, the implied fair value of the reporting unit's goodwill is compared to its carrying amount and an impairment loss is measured by the excess of the carrying value over fair value.

Intangible assets that have finite useful lives, such as customer relationship and trade name intangibles, are amortized over their useful lives. Customer relationship intangibles are generally amortized over 15 years using an accelerated method. Trade name intangible is amortized on a straight-line basis over three years. Amortization of these assets is reported in other operating expenses. The amortization period is monitored to determine if circumstances require the period to be revised. The Company also periodically reviews its intangible assets for changes in circumstances that may indicate that the carrying amount of the assets are impaired. The Company tests its intangible assets for impairment if conditions indicate that an impairment loss has more likely than not been incurred by evaluating the recoverability of the assets' carrying value using estimates of undiscounted future cash flows over the remaining assets' lives. Any impairment loss is measured by the excess of carrying value over fair value.

Debt Issuance Costs

Costs incurred to issue long-term debt are deferred and amortized on a straight-line basis to interest expense over the expected life of the debt instrument.

(1) Summary of Significant Accounting Policies (continued)

Stock-Based Compensation

Stock-based compensation expense is recognized in the statement of income over the awards vesting period based on the fair value of the award at the grant date.

The Company accounts for the liability associated with its stock appreciation rights plan at fair value which is re-measured each quarterly reporting period. Fair value is measured using the Black-Scholes-Merton option pricing model. The associated compensation expense or credit reported in the statement of income represents the change in the re-measured liability.

Income Taxes

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and the state of New York and Florida. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

Derivative Financial Instruments

Derivatives are recognized as either assets or liabilities in the balance sheet and are measured at fair value. If certain conditions are met, a derivative may be specifically designated as: (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment; (b) a hedge of the exposure to variable cash flows of a forecasted transaction; or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign currency denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. At inception of the hedge, management establishes the application of hedge accounting and the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. These are consistent with management's approach to managing risk.

The Company's derivative financial instruments include: (1) commitments to originate fixed-rate residential real estate loans to be held for sale; (2) commitments to sell fixed-rate residential loans; and (3) an interest rate swap agreement.

Commitments to originate and commitments to sell fixed-rate residential real estate loans are recorded in the consolidated balance sheet at estimated fair value. Neither of these derivatives instruments is considered a hedge; therefore, periodic changes in the fair value of these instruments are recognized in mortgage banking income in the period in which the change occurs. However, due to the minimal volume and short-term nature of these instruments, the net impact of a change in fair value from the instruments' initially recognized fair value is generally immaterial.

The Company utilizes an interest rate swap agreement as part of its management of interest rate risk to modify the repricing characteristics of its floating-rate junior subordinated debentures. For this swap agreement, amounts receivable or payable are recognized as accrued under the terms of the agreement, and the net differential is recorded as an adjustment to interest expense of the related debentures. The interest rate swap agreement is designated as a cash flow hedge. Therefore, the effective portion of the swap's unrealized gain or loss was initially recorded as a component of other comprehensive income. The ineffective portion of the unrealized gain or loss, if any, is immediately reported in other operating income.

Accumulated Other Comprehensive Income

The Company's comprehensive income consists of net income, changes in the net unrealized holding gains and losses of securities available for sale, and the unrealized gain or loss on the effective portion of the cash flow hedge. Accumulated other comprehensive income (loss) on the consolidated statements of stockholders' equity is presented net of taxes.

Trust and Investment Services Income

Assets held in fiduciary or agency capacity for clients are not included in the accompanying consolidated balance sheets, since such assets are not assets of the Company. Fee income is recognized when earned.

(1) Summary of Significant Accounting Policies (continued)

Treasury Stock

Treasury stock is carried on the consolidated balance sheet at cost as a reduction of stockholders' equity. Shares are released from treasury at original cost on a first-in, first-out basis, with any gain on the sale reflected as an adjustment to additional paid-in capital. Losses are reflected as an adjustment to additional paid-in capital to the extent of gains previously recognized, otherwise as an adjustment to retained earnings.

Earnings Per Share

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of shares outstanding during the year. Diluted earnings per share includes the maximum dilutive effect of stock issuable upon exercise of stock options.

New Accounting Standards

The following accounting pronouncements were adopted by the Company during 2009:

With no impact on the Company's statement of condition or results of operations, the Company adopted the provisions of ASU 2009-12, *Fair Value Measurements and Disclosures (820) - Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)* as of December 31, 2009. ASU 2009-12 allows investors to use net asset value (NAV) as a practical expedient to estimate fair value of investments in investment companies that do not have readily determinable fair values, including investees that have attributes of investment companies, report net asset value or its equivalent (e.g., partners' capital) to their investors, and calculate net asset value or its equivalent consistent with the measurement principles of the AICPA Investment Companies Guide (i.e., their assets generally are measured at fair value). The practical expedient cannot be used for investments that have a readily determinable fair value. The ASU sets forth disclosure requirements for investments within its scope.

The Financial Accounting Standards Board's (FASB) Accounting Standard Codification™ was effective for financial statements issued for interim and annual periods ending after September 15, 2009, including these. In June 2009, the FASB issued *Accounting Standards Codification™ (Codification) and the Hierarchy of Generally Accepted Accounting Principles* which implemented the FASB's Accounting Standard Codification. The Codification is the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will be non-authoritative. Effective July 1, 2009, changes to authoritative U.S. GAAP are communicated through Accounting Standards Updates (ASU). Implementation of this standard had no impact on the Company's financial statements.

The Company adopted the provisions of ASU 2009-05, *Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value* on July 1, 2009. It had no impact on the Company's financial condition or results of operations. Under this standard, companies determining the fair value of a liability may use the perspective of an investor that holds the related obligation as an asset. This topic addresses practice difficulties caused by the tension between fair-value measurements based on the price that would be paid to transfer a liability to a new obligor and contractual or legal requirements that prevent such transfers from taking place. No new fair-value measurements are required by the standard.

In May 2009, the Financial Accounting Standards Board (FASB) issued Topic 855, *Subsequent Events.* Without impact on the consolidated financial statements, the Company implemented its provisions as of June 30, 2009. This topic addresses accounting and disclosure requirements related to subsequent events. It requires management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company's expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies are required to disclose the date through which subsequent events have been evaluated.

In April 2009, the FASB issued the following three statements associated with fair-value measurements and other-than-than-temporary impairments (OTTI). These were effective for and were implemented in the consolidated financial statements on April 1, 2009. Implementing these statements resulted in additional footnote disclosures. There was no impact on the consolidated financial statements but could be in future periods relative to securities with other than temporary impairment.

(1) Summary of Significant Accounting Policies (continued)

Topic 820-10-65, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.* This topic provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. This topic also included guidance on identifying circumstances that indicate that a transaction is not orderly. It emphasized that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.

Topic 320-10-65, *Recognition and Presentation of Other-Than-Temporary Impairments (OTTI).* The objective of an OTTI analysis under existing U.S. GAAP is to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost basis. This topic amended the OTTI guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of OTTI on debt and equity securities in the financial statements. It did not amend existing recognition and measurement guidance related to OTTI of equity securities.

Topic 825-10-65, *Interim Disclosures about Fair Value of Financial Instruments.* This topic amended other fair value disclosure topics to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements.

The following accounting pronouncements were effective for the Company on January 1, 2009. None had a material impact on the Company as there were no material transactions related to the pronouncements' subjects.

Disclosures about Derivative Instruments and Hedging Activities (Topic 815-10, formerly FASB Statement No. 161). The new standard was intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows.

Noncontrolling Interest in Consolidated Financial Statements – an amendment of ARB 51 (Topic 810-10-65, formerly FASB Statement No. 160). A noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The objective of this statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards.

This standard requires consolidated net income to be reported on the face of the consolidated statement of income at amounts that include the amounts attributable to both the Company (parent) and the noncontrolling interest. Formerly, net income attributable to our noncontrolling interests was reported by us as an other expense. Thus, this standard is intended to result in more transparent reporting of the net income attributable to the noncontrolling interest.

The standard also established a single method of accounting for changes in ownership interests in a subsidiary that do not result in deconsolidation. It requires the Company recognize a gain or loss in net income when a subsidiary is deconsolidated. A parent deconsolidates a subsidiary as of the date the parent ceases to have a controlling financial interest in the subsidiary. If a parent retains a noncontrolling equity investment in the former subsidiary, that investment is measured at its fair value. Additionally, it requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent's owners and the interests of the noncontrolling owners of a subsidiary.

Business Combinations (Topic 805-10, formerly FASB Statement No. 141R). This standard requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. This replaces prior standard's cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values, which we utilized for our GVT acquisition. The prior standard resulted in not recognizing some assets and liabilities at the acquisition date, and it also resulted in measuring some assets and liabilities at amounts other than their fair values at the acquisition date.

This revised standard requires the acquirer to recognize goodwill as of the acquisition date, measured as a residual, which in most types of business combinations will result in measuring goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. It requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date, as opposed to the former method which results in future adjustments to business combination accounting as the contingencies are settled. This will have a significant impact on any future business combination transactions.

(2) Acquisitions of Trust Company and Trust and Investment Management Accounts

On September 29, 2006, the Bank acquired investment management accounts from another bank and assumed the successor trustee role for personal trusts. The market value of the underlying assets was approximately $66.6 million and was added to existing assets under administration. In connection with the acquisition, the Company recorded, at cost, a customer list intangible asset of approximately $1.4 million. The asset is being amortized on an accelerated basis over fifteen years.

On January 2, 2008, the Company completed its acquisition of 100% of the voting shares of Genesee Valley Trust Company (GVT), a Rochester-based New York State chartered trust company. The acquisition of GVT provides the Company with additional trust and investment services income. The total cash purchase price will approximate $18.8, but can be adjusted depending upon the achievement of certain operating results in the three years following the acquisition. An initial payment of $13.1 million was made at closing. A subsequent payment of $4.1 million was made in January 2009 and $1.3 million in 2010. The final payment in January 2011 should approximate $0.3 million. The acquisition resulted in the recording of certain intangible assets (customer list: $6.9 million; trade name: $0.1 million) and goodwill all of which totaled $8.8 million, and substantially all of which will be deductible for income tax purposes. In addition, a non-interest bearing note payable totaling $5.5 million was recorded along with a discount on the note of $0.5 million. The customer list intangible is being amortized on an accelerated basis over fifteen years, the trade name over three years. The note discount is being amortized over three years to interest expense. Financial results for GVT are included in the Consolidated Financial Statements of the Company beginning with the first quarter of 2008.

On December 31, 2008, the Bank acquired from an investment management company, investment management accounts and assumed the successor trustee role for personal trusts. The market value of the underlying assets was approximately $42.6 million and was added to existing assets under administration. An initial payment of $0.3 million was made at closing and another $0.2 million was paid in December 2009. The remaining payment to be made in December 2010 will approximate $0.1 million. The acquisition resulted in the recording of a customer list intangible asset of $0.6 million, substantially all of which will be deductible for income tax purposes. The Company also recorded a non-interest bearing note totaling $0.3 million. The intangible asset is being amortized on an accelerated basis over fifteen years.

Acquisition-related identifiable intangible assets were comprised of the following at December 31, (in thousands):

	2009	2008
Gross carrying amounts		
Customer list intangible from 2006	$ 1,420	1,420
Customer list intangible from GVT	6,870	6,870
Trade name from GVT	100	100
Customer list intangible from investment company	665	619
Total	9,055	9,009
Less accumulated amortization	2,336	1,273
Intangible asset – net	$ 6,719	7,736

Amortization expense amounted to $1,063,000, $1,054,000, and $175,000 for the years ended December 31, 2009, 2008, and 2007, respectively. Amortization expense is projected over the next five years as follows: 2010: $994,000; 2011: $887,000; 2012: $812,000, 2013: $739,000; and 2014: $663,000.

Goodwill was $8.7 million at January 2, 2008, and increased by $0.1 million to $8.8 million at December 31, 2008, associated with an additional payment due to GVT's former shareholders based upon GVT's 2008 operating results. The customer list intangible asset was increased in 2009 associated with an additional payment due to the investment company based upon its 2009 performance.

(3) Securities

Information about the securities portfolios follows (in thousands):

		December 31, 2009		
		Gross Unrealized		
	Amortized Cost	Gains	Losses	Fair Value
Securities Available for Sale:				
U.S. Treasury	$ 502	-	(2)	500
U.S. government sponsored enterprise obligations	35,473	192	(382)	35,283
State and municipal obligations	77,742	3,126	(52)	80,816
Corporate obligations[(1)]	1,227	-	(255)	972
Equity securities	1,322	32	-	1,354
Total securities Available for Sale	$ 116,266	3,350	(691)	118,925

[(1)]Amortized cost includes a $120,000 write-down for other-than-temporary impairment.

Securities Held to Maturity:				
U.S. government sponsored agencies obligations	$ 1,015	4	-	1,019
State and municipal obligations	157,414	6,673	(75)	164,012
Corporate obligations	754	128	-	882
Total securities Held to Maturity	$ 159,183	6,805	(75)	165,913

		December 31, 2008		
		Gross Unrealized		
	Amortized Cost	Gains	Losses	Fair Value
Securities Available for Sale:				
U.S. government sponsored enterprise obligations	$ 21,997	400	-	22,397
State and municipal obligations	70,578	1,366	(28)	71,916
Corporate obligations[(1)]	1,344	-	(446)	898
Equity securities	1,293	21	(5)	1,309
Total securities Available for Sale	$ 95,212	1,787	(479)	96,520

[(1)]Amortized cost includes a $700,000 write-down for other-than-temporary impairment.

Securities Held to Maturity:				
U.S. Treasury	$ 4,999	86	-	5,085
U.S. government sponsored enterprise obligations	12	4	-	16
State and municipal obligations	156,187	3,240	(110)	159,317
Corporate obligations	540	23	(5)	558
Total securities Held to Maturity	$ 161,738	3,353	(115)	164,976

(3) Securities (continued)

The amortized cost and fair value of debt securities by years to maturity as of December 31, 2009, follow (in thousands). Maturities of mortgage-backed securities are classified in accordance with the contractual repayment schedules. Expected maturities will differ from contracted maturities since issuers may have the right to call or prepay obligations without penalties.

	Available for Sale		Held to Maturity	
Years	Amortized Cost[(1)]	Fair Value	Amortized Cost	Fair Value
Under 1	$ 12,106	12,264	$ 23,032	23,313
1 to 5	64,098	66,722	110,668	116,200
5 to 10	34,532	34,692	24,119	24,919
10 and over	4,208	3,893	1,364	1,481
Total	$ 114,944	117,571	$ 159,183	165,913

[(1)]Amortized cost includes a $120,000 write-down for other-than-temporary impairment.

At December 31, 2009, and 2008, securities at amortized cost of $189,903,000 and $180,892,000, respectively, were pledged to secure municipal deposits and for other purposes required or permitted by law.

There were no securities sales in any year presented.

Interest on securities segregated between taxable interest and tax-exempt interest for the years ended December 31, 2009, 2008, and 2007, follows (in thousands):

	2009	2008	2007
Taxable	$ 1,286	2,277	4,242
Tax-exempt	7,607	7,095	5,964
Total	$ 8,893	9,372	10,206

The following table presents the fair value of securities with gross unrealized losses and at December 31, 2009, excluding those for which other-than-temporary-impairment charges have been taken, aggregated by category and length of time that individual securities have been in a continuous loss position.

	Less than 12 months		Over 12 months		Total	
Securities Available for Sale	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury	$ 500	2	-	-	500	2
U.S. government sponsored enterprise obligations	20,592	382	-	-	20,592	382
State and municipal obligations	$ 4,586	52	-	-	4,586	52
Corporate obligations	-	-	792	255	792	255
Total temporarily impaired securities	$ 25,678	436	792	255	26,470	691
Securities Held to Maturity						
State and municipal obligations	5,675	63	1,808	12	7,483	75
Total temporarily impaired securities	$ 31,353	501	2,600	267	33,953	768

Substantially all of the unrealized losses on the Company's securities were caused by market interest rate changes from those in effect when the securities were purchased by the Company. With the exception of certain corporate obligations, discussed below, the contractual terms of these securities do not permit the issuer to settle the securities at a price less than par value. All securities rated by an independent rating agency carry an investment grade rating, except for certain corporate obligations. Because the Company does not intend to sell the securities and it believes it is not likely to be required to sell the securities before recovery of their amortized cost basis, which may be, and is likely to be, maturity, the Company does not consider these securities to be other than temporarily impaired at December 31, 2009, except as discussed below.

(3) Securities (continued)

In the available-for-sale portfolio, the Company holds approximately $1.0 million of bank trust-preferred securities with an adjusted cost basis of $1.2 million. These securities are backed by debt obligations of banks, with about $0.7 million of the securities backed by two of the largest U.S. banks and $0.3 million backed by a pool of banks' debt in the form of a collateralized debt obligation (CDO). As a result of market upheaval, a lack of regular trading market in these securities, and bank failures, the fair value of these securities had fallen sharply in 2008 and continued to fall in the first half of 2009. Until the second quarter of 2009, there had been no reduction in cash receipts (interest) on these securities; that is, they were current as to principal and interest. However, the collateral underlying one CDO had diminished due to debt defaults and interest deferrals of some of the banks, and beginning in the June 2009 quarter, a portion of interest payments due had been deferred. Management analyzed the expected underlying cash flows and the ability of the collateral to produce sufficient cash flows to support future principal and interest payments. Management's analysis indicated these cash flows would be insufficient, and accordingly, the Company wrote down this CDO by $0.7 million during the quarter ended September 30, 2008. An additional write-down of $0.1 million was taken in the quarter ended June 30, 2009. Because all of the impairment was deemed to be credit related, the entire write-down had been charged to income with none charged to other comprehensive income. Management intends to sell this security, but if the financial condition of the underlying banks continues to deteriorate, further write-downs could occur before its sale. The maximum potential write-down would be its current carrying value of less than $0.2 million.

The following table presents information (in thousands) about securities with gross unrealized losses at December 31, 2008, aggregated by category and length of time that individual securities have been in a continuous loss position.

	Less than 12 months		Over 12 months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities Available for Sale						
State and municipal obligations	$ 6,742	25	750	3	7,492	28
Corporate and foreign obligations	-	-	598	446	598	446
Equity securities	595	5	-	-	595	5
Total temporarily impaired securities	$ 7,337	30	1,348	449	8,685	479
Securities Held to Maturity						
State and municipal obligations	$ 5,260	63	4,999	47	10,259	110
Corporate obligations	116	2	24	3	140	5
Total temporarily impaired securities	$ 5,376	65	5,023	50	10,399	115

The aggregate cost of the Company's cost-method investments totaled $3.3 million and $3.5 million at December 31, 2009, and 2008, respectively, of which $2.7 million and $2.9 million, respectively, were in Federal Home Loan Bank stock and Federal Reserve Bank stock, required by law.

(4) Loans

The major classifications of loans at December 31, 2009, and 2008, follow (in thousands):

	2009	2008
Commercial, financial, and agricultural	$ 214,841	205,818
Mortgages:		
Commercial	429,955	389,907
Residential - first lien	218,731	213,411
Residential - junior lien	83,236	75,971
Consumer:		
Automobile - indirect	171,902	168,830
Other	28,919	25,999
Other	-	847
Loans held for sale	6,657	2,053
Total loans	1,154,241	1,082,836
Plus - Net deferred loan costs	5,698	5,776
Less - Allowance for loan losses	(14,232)	(11,992)
Loans - net	$ 1,145,707	1,076,620

(4) Loans (continued)

Commercial loan participations sold to others amounted to $128,107,000 and $97,390,000 at December 31, 2009, and 2008, respectively. Residential mortgage loans serviced for others, amounted to $385,742,000 and $265,885,000 at December 31, 2009, and 2008, respectively. None of these loans are included in the Consolidated Financial Statements or the table above.

A summary of the changes in the allowance for loan losses follows (in thousands):

| | Years Ended December 31, | | |
	2009	2008	2007
Balance at the beginning of year	$ 11,992	9,679	9,041
Provision charged to operations	4,345	3,805	2,375
Loans charged off	(2,964)	(2,130)	(2,466)
Recoveries of loans charged off	859	638	729
Balance at end of year	$ 14,232	11,992	9,679

A summary of information regarding nonaccruing loans and other nonperforming assets follows (in thousands):

	2009	2008	2007
Accruing loans 90 days or more delinquent	$ 1,087	796	255
Nonaccruing loans	18,547	8,769	5,230
Total nonperforming loans	19,634	9,565	5,485
Other real estate owned	2,883	748	691
(less write-down of other real estate owned)	(114)	(19)	-
Total nonperforming assets	$ 22,403	10,294	6,176
Reduction of interest income related to nonaccrual loans	$ 475	380	489

At December 31, 2009, the Company had no firm commitments to lend additional funds to borrowers with loans in nonaccrual status.

A summary of information regarding impaired loans follows (in thousands):

	2009	2008	2007
Recorded investment at December 31,	$ 18,547	8,769	5,230
Impaired loans with related allowance at December 31,	$ 7,771	-	868
Amount of related allowance at December 31,	$ 2,799	-	675
Average investment for year ended December 31,	$ 14,306	7,864	6,171
Interest income recognized on a cash basis during the year	$ 35	33	11

The Company's market area is generally Ontario County and Monroe County of New York State. Substantially all loans are made in its market area. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in the economic conditions in this area.

The Company's concentrations of credit risk are as disclosed in the table of loan classifications. The concentrations of credit risk in loan commitments and letters of credit parallel the loan classifications reflected. Other than general economic risks, management is not aware of any material concentrations of credit risk to any industry or individual borrower.

Certain executive officers, directors and their business interests are customers of the Company. Transactions with these parties are based on substantially the same terms as similar transactions with unrelated third parties and do not carry more than normal credit risk. Borrowings by these related parties amounted to $5,933,000 and $5,637,000 at December 31, 2009, and 2008, respectively. During 2009, new borrowings amounted to $3,305,000 (including borrowings of executive officers and directors that were outstanding at the time of their election), and repayments and other reductions were $3,009,000.

(5) Premises and Equipment

A summary of premises and equipment at December 31, 2009, and 2008, follows (in thousands):

	2009	2008
Land and land improvements	$ 827	827
Buildings and leasehold improvements	18,434	17,787
Furniture, fixtures and equipment	17,413	15,652
	36,674	34,266
Less accumulated depreciation and amortization	24,633	22,998
Premises and equipment - net	$ 12,041	11,268

Depreciation and amortization expense amounted to $1,954,000, $2,029,000, and $2,039,000, for the years ended December 31, 2009, 2008, and 2007, respectively.

In June 2008, the Company completed the sale and subsequent lease-back of six banking offices. Total proceeds from the sale amounted to $5,460,000. The carrying value and transaction costs totaled $4,013,000, resulting in a net gain of $1,447,000. Included in this gain was a loss on disposal of one office, amounting to $111,000. The gross gain of $1,558,000 is deferred and included in Accrued Interest Payable and Other Liabilities in the Consolidated Balance Sheet and will be amortized as a credit to Occupancy expenses on a straight-line basis for 15 years through 2023, the term of the underlying leases.

(6) Loan Servicing Assets

Changes in loan servicing assets were as follows (in thousands):

Year ended December 31,

	2009	2008	2007
Beginning balance	$ 855	1,091	1,331
Originations	1,463	147	121
Amortization	(521)	(383)	(361)
Ending balance	$ 1,797	855	1,091

Loan servicing income, net, includes $1,103,000, $931,000, and $933,000 of contractually specified servicing fees for the years ended December 31, 2009, 2008, and 2007, respectively. Amortization expense of loan servicing assets for the next five years is estimated to be $424,000, $327,000, $281,000, $252,000, and $239,000.

The estimated fair value of loan servicing rights was $2,893,000 and $1,597,000 at December 31, 2009 and 2008, respectively. The estimated fair value of these rights may vary significantly in subsequent periods due to changing interest rates and the effect thereof on prepayment speeds. Additionally, estimated fair value assumes there are a willing buyer and willing seller in the transaction. Management does not intend to sell these servicing rights.

The key economic assumptions used to determine the fair value of loan servicing rights at December 31, 2009 and 2008 were a discount rate of 9.00% in each year and weighted average portfolio maturity of 19.3 years in 2009 and 17.7 years in 2008. The sensitivity of fair value to changes in certain portfolio characteristics at each year end are summarized in the table that follows (dollars in thousands). These calculated sensitivities are hypothetical, and actual changes in the fair value of loan servicing rights may differ significantly from the amounts presented herein. The effect of a variation in a particular assumption or characteristic on the fair value of the servicing rights is calculated without changing any other assumption. However, in practice, changes in one factor may result in changes in another which may magnify or counteract the sensitivities. The changes in assumptions are presumed to be instantaneous.

	2009	2008
Weighted-average prepayment speed	235 %	351 %
Impact on fair value of 20% adverse change	$ (270)	$ (177)
Impact on fair value of 20% positive change	347	177
Weighted-average current coupon for similar loans	5.16 %	5.64 %
Impact on fair value of 100 basis point adverse change	$ (849)	$ (583)
Impact on fair value of 100 basis point positive change	347	431

(7) Time Deposits

At December 31, 2009, the scheduled maturity of time deposits was as follows (in thousands):

2010	$ 315,918
2011	148,488
2012	24,412
2013	180
2014	605
	$ 489,603

Time deposits of $100,000 or more amounted to $223,250,000 at December 31, 2009, and $197,399,000 at December 31, 2008. Interest expense on all time deposits of $100,000 or more was as follows: $6,528,000 in 2009, $6,876,000 in 2008, and $13,069,000 in 2007.

(8) Borrowings

The following table presents information about short-term borrowings during each of the three years ended December 31, (dollars in thousands):

	2009	2008	2007
Amount outstanding at December 31,	$ -	4,400	41,600
Highest amount at a month end	$ -	54,400	41,600
Daily average amount outstanding	$ 4	22,812	1,321
Weighted average interest rate paid	0.48%	2.33%	4.42%

The following table presents information about the Company's formal available lines of credit and related loan collateral at December 31, 2009 (in thousands). Amounts utilized include borrowings, and undrawn letters of credit in the Company's favor of $2,709,000.

	Amount Utilized	Unused	Collateralized by	Carrying Value of Collateral
Federal Home Loan Bank of New York	$ 10,835	$ 102,987	Residential mortgage loans and FHLB Stock	$ 149,972
Federal Reserve Bank of New York	$ -	$ 115,695	Indirect automobile loans	$ 175,296

Borrowings consisted of the following at December 31, 2009, and 2008 (in thousands):

	2009	2008
FHLB overnight advance	$ -	4,400
FHLB term advances	8,126	15,659
Acquisition debt and other borrowing	1,738	5,925
	9,864	25,984
Less: discount on acquisition debt	(23)	(125)
	$ 9,841	25,859

In 2008, the Bank borrowed $15,000,000 from the FHLB. Of this term advance, $7,500,000 bore interest at 3.32% per annum and matured August 2009, while the other $7,500,000 bears interest at 3.64% per annum and is due August 2010. In 1995, the Bank borrowed $1,023,000 from the FHLB at an average effective rate of 2.56% to fund low-income housing projects. This debt matures July 2010, and has a current balance of $626,000.

(8) Borrowings (continued)

Scheduled maturities of the Company's borrowings at December 31, 2009, follow (dollars in thousands):

	Amount	Weighted Average Interest Rate
2010	$ 9,534	3.03%
2011	330	-%
Total	$ 9,864	2.93%

Advances under the overnight line of credit with the FHLB of New York are payable on demand and generally bear interest at the federal funds rate plus .10%. The Company also has access to the FHLB's Term Advance Program, which allows the Bank to borrow up to $100,000,000 at various terms and rates, subject to the Bank's pledging of eligible collateral. Advances under the Federal Reserve Bank of New York are payable the following business day and bear interest at the Federal Reserve Bank of New York's discount rate for primary credit, which is generally 0.25% to 1.00% above the target federal funds rate.

(9) Junior Subordinated Debentures and Interest Rate Swap

In September 2007, the Company issued $20,619,000 of unsecured, 30-year junior subordinated deferrable interest debentures (T3) through a wholly-owned business trust. The debentures carry a fixed interest rate of 6.32% per annum for the first five years, floating thereafter for twenty-five years at LIBOR plus 1.44% per annum, adjustable quarterly. Interest is payable quarterly. The debentures' final maturity is December 2037, and is callable, in whole or in part, at par after five years at the Company's option, and subject to Federal Reserve Bank of New York approval. Interest payments can be deferred for up to five years, but would restrict the Company's ability to pay dividends. At December 31, 2009, approximately $6.3 million and $14.3 million of these debentures were considered Tier I and Tier II capital, respectively, for regulatory purposes.

In June, 2006, the Company issued $30,928,000 of unsecured, 30-year floating rate junior subordinated deferrable interest debentures (T2) through a wholly-owned business trust. The debentures carry an interest rate of 3-month LIBOR plus 1.40% (1.65% at December 31, 2009). Interest is payable quarterly. The debentures' final maturity is June 2036, and is callable, in whole or in part, at par after five years at the Company's option, and subject to Federal Reserve Bank of New York approval. Interest payments can be deferred for up to five years, but would restrict the Company's ability to pay dividends. At December 31, 2009, these debentures were considered Tier I capital of the Company.

In December 2007, the Company entered into an interest rate swap agreement (swap). The Company designated the swap as a cash flow hedge and it is intended to protect against the variability of cash flows associated with T2. The swap modifies the repricing characteristic of T2, wherein the Company receives interest at LIBOR plus 1.40% from a counterparty and pays a fixed rate of interest of 5.54% to the same counterparty calculated on a notional amount of $30,928,000. This agreement will expire in June 2011. The swap agreement was entered into with a counterparty that met the Company's credit standards, and the agreement contains collateral provisions protecting the at-risk party. The Company believes that the credit risk inherent in this contract is not significant. At December 31, 2009, the Company pledged $1,800,000 cash collateral to the counter party.

At December 31, 2009, the fair value of the swap agreement was a negative (loss) $1,437,000 (December 31, 2008: $1,872,000 (loss)), and was the amount the Company would have expected to pay to terminate the agreement. The net effect of the swap increased interest expense by $960,000 in 2009 and $279,000 in 2008. In 2007, the swap agreement decreased interest expense by $15,000. There was no hedge ineffectiveness for this swap.

CANANDAIGUA NATIONAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements December 31, 2009, 2008, and 2007

(10) Income Taxes

Total income taxes for the years ended December 31, 2009, 2008, and 2007, were allocated as follows (dollars in thousands):

	2009	2008	2007
Income from operations	$ 5,401	4,958	4,680
Income tax benefit from stock option exercise	-	(152)	(246)
Change in stockholders' equity for unrealized gain on securities available for sale	502	363	755
Change in stockholders' equity for unrealized gain (loss) on fair value of interest rate swap	170	(731)	-
	$ 6,073	4,438	5,189

The components of income tax expense (benefit) relating to income from operations follow (in thousands):

	Years ended December 31,		
Current:	**2009**	**2008**	**2007**
Federal	$ 4,920	5,472	4,456
State	1,070	971	750
	5,990	6,433	5,206
Deferred:			
Federal	(468)	(1,165)	(491)
State	(121)	(310)	(35)
	(589)	(1,475)	(526)
	$ 5,401	4,958	4,680

Income tax expense differed from the amounts computed by applying the applicable U.S. Federal corporate tax rates to pretax income from operations as follows (dollars in thousands):

	Years ended December 31,		
	2009	**2008**	**2007**
Tax expense at statutory rate of 34.33% (35% in 2008)	$ 7,070	6,612	5,827
Tax-exempt interest	(2,612)	(2,483)	(2,028)
Interest expense disallowance	186	252	297
State taxes, net of Federal benefit	621	430	472
Nondeductible operating expenses	21	73	41
Change in valuation allowance for deferred tax assets	(2)	(2)	(2)
Other	117	76	73
Total	$ 5,401	4,958	4,680
Effective tax rate	26.2%	26.2%	27.3%

(10) Income Taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009, and 2008, are presented below (in thousands):

	2009	2008
Deferred tax assets:		
Allowance for loan losses - books	$ 5,638	4,750
Incentive stock and retirement plans	292	382
Stock options	75	75
Loss carryforwards from subsidiaries	7	73
Interest on nonaccrual loans	1,052	841
Retirement and other reserves	282	-
Gain on sale of premises and equipment – books	556	597
Write-down of available-for-sale securities	367	319
Minority-owned entities	101	113
Depreciation	-	66
Net unrealized loss on interest rate swap	561	731
Other	149	74
Deferred tax assets before allowance	9,080	8,021
Valuation allowance	(82)	(84)
Deferred tax assets	8,998	7,937
Deferred tax liabilities:		
Allowance for loan losses – state tax	167	112
Loan servicing rights	712	351
Intangible assets	62	-
Depreciation	164	-
Net unrealized gain on available for sale securities	1,023	506
Deferred tax liabilities	2,128	969
Net deferred tax asset	$ 6,870	6,968

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryback period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of deferred tax liabilities, the level of historical taxable income, and projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets are deductible. Based on its assessment, management determined that no valuation allowance was needed except for that related to its nonbank subsidiaries' mortgage tax credits.

No interest expense was recognized during 2009 or 2008 for any unrecognized tax benefits. The Company is not subject to U.S. federal tax examinations or state tax examinations for years before 2006.

(11) Stockholders' Equity

Payment of dividends by the Bank to the Company is limited or restricted in certain circumstances. According to federal banking law, the approval of the Office of the Comptroller of the Currency (OCC) is required for the declaration of dividends in any year in which dividends exceed the total of net income for that year plus retained income for the preceding two years. At December 31, 2009, $26,200,000 was available for dividends to the Company without the approval of the OCC. Payment of dividends by the Company's non-bank subsidiaries is also restricted by their respective regulatory agencies. The amount of dividends available for payment by these companies without regulatory approval is insignificant.

(12) Earnings Per Share

Basic and diluted earnings per share for the years ended December 31, 2009, 2008, and 2007, were computed as follows (dollars in thousands, except share data):

	2009	2008	2007
Basic Earnings Per Share			
Net Income applicable to common shareholders	$ 15,194	13,933	12,458
Weighted average common shares outstanding	471,375	473,309	476,221
Basic earnings per share	$ 32.23	29.44	26.16

	2009	2008	2007
Diluted Earnings Per Share			
Net income applicable to common shareholders	$ 15,194	13,933	12,458
Weighted average common shares outstanding	471,375	473,309	476,221
Effect of dilutive securities - stock options	8,003	8,202	9,497
Total	479,378	481,511	485,718
Diluted earnings per share	$ 31.70	28.94	25.65

(13) Employee Benefits

Retirement Plans

The Company has a combined profit sharing and 401(k) plan covering substantially all Bank employees and a 401(k) plan for non-Bank employees upon completion of 1,000 hours of service with respect to full-time employees, and 870 hours of service for part-time employees. Contributions to the Bank plan are determined by a mathematical formula which takes into account average net income of the Bank for the current and prior year, the level of the Bank's stockholders' equity and average Bank employee compensation. Both plans are subject to a minimum contribution of 3% of eligible compensation. It is the Company's policy to annually fund current costs as they accrue. Expenses of these plans amounted to $2,336,000, $2,210,000, and $1,878,000, for the years ended December 31, 2009, 2008, and 2007, respectively.

Employee Stock Ownership Plan

The Company has an employee stock ownership plan (ESOP) for employees of the Company. Annual contributions are made at the discretion of the Board of Directors. ESOP expense amounted to $211,000, $165,000, and $144,000, for the years ended December 31, 2009, 2008, and 2007, respectively. Shares distributed to a participant upon termination of service are subject to a put option whereby the participant may cause the Plan's Trust to purchase the shares at fair value. At December 31, 2009, and 2008, the plan held 6,866 and 6,868 shares with an estimated fair value, at the respective dates, of $2,246,000 and $2,170,000.

Supplemental Executive Retirement Plans

The Company has two un-funded, non-qualified, supplemental executive retirement plans (SERP) covering certain executives designed to compensate for the portion of cash compensation unable to be included in the profit sharing and 401(K) plan, because of limitations in the plan's design and in the Internal Revenue Code. The Company had accrued a liability of $587,000 and $484,000 at December 31, 2009 and 2008, respectively, for these SERPs. Expenses of these plans amounted to $103,000, $75,000, and $50,000 for the years ended December 31, 2009, 2008, and 2007, respectively.

(14) Stock-Based Compensation Plans

The Company has two stock-based compensation plans (Stock Option Plan and Stock Appreciation Rights Plan) for executives, which are described below. Amounts recognized in the Consolidated Financial Statements with respect to these plans are as follows (in thousands):

	2009	2008	2007
Stock option plan	$ -	10	90
Incentive stock plan	(154)	(5)	17
Pre-tax cost of plans included in salaries and employee benefits expenses	$ (154)	5	107
Amount of related income tax benefit recognized in income	$ (62)	2	42

Stock Option Plan

The Company's stock option plan authorized grants of options to purchase up to 48,000 shares of common stock. All 48,000 options available were granted by year-end 2004. There are no future expenses associated with the unvested options. The options were granted with an exercise price equal to the fair value of the common stock on the grant date based on the most recent public stock sale known to the Company immediately preceding the grant. The options are exercisable either five years from the date of grant, or at the later of age 55 or 15 years of continuous employment with the Company, or at normal retirement age (65).

The following summarizes outstanding and exercisable options at December 31, 2009:

	2009	
	#	Weighted Average Exercise Price
Options outstanding at beginning of the year	29,223	$ 171.95
Granted	-	-
Exercised	-	-
Expired	-	-
Options outstanding at year end	29,223	$ 171.95
Options exercisable at year end	25,793	$ 158.78
Options available for future grants	none	

At December 31, 2009, the intrinsic value of all outstanding options was approximately $4,535,000, while the intrinsic value of vested options included in this total was approximately $4,095,000. No options were exercised in 2009. The intrinsic value of options exercised during the years ended December 31, 2008 and 2007, was $381,000, and $617,000, respectively. The fair value of options vested during each of the three year ended December 31, 2009, 2008 and 2007 was $116,000, $76,000, and $88,000, respectively.

Options outstanding (both exercisable and unexercisable) at December 31, 2009, had exercise prices ranging from $120.17 to $293.85. The weighted average expected life of the options is six years. Since the options have no stated expiration date, the expected life is calculated as the number of years from grant date to the grantee's 65th birthday.

The source of shares issued upon exercise has historically been, and is expected to be, treasury shares. From time to time, the Company expects to purchase shares for treasury to be used for these exercises. The amount of shares, timing, and cost of these purchases cannot be determined, as the Company does not know when and in what quantity participants will exercise their options.

(14) Stock Based Compensation Plans (continued)

Stock Appreciation Rights Plan

The Company has an incentive stock appreciation rights plan for executives which allows for the award of Stock Appreciation Rights (SAR) [awards]. The number of awards issued is based upon return on beginning equity in each year. SARs represent the right to receive payment in cash or stock equal to the amount, if any, by which the market value per share of common stock on the date of exercise exceeds the SARs grant price. Long-term SARs are exercisable at the later of age 55 or 15 years of continuous employment with the Company or at normal retirement age (65). Medium-term SARs are exercisable five years from the date of grant or upon retirement. The following summarizes the activity of these awards as of and for the year ended December 31, 2009.

	Long-term SARs		Medium-term SARs	
	#	Weighted Average Grant Price	#	Weighted Average Grant Price
Awards outstanding, January 1, 2009	6,498	$ 264.01	4,686	$ 273.20
Granted	4,248	$ 315.91	1,305	$ 315.91
Exercised	-	$ -	1,068	$ 130.58
Forfeited	1,068	$ -	-	$ -
Expired	-	-	-	-
Awards outstanding at December 31, 2009	9,678	$ 321.93	4,923	$ 323.80
Awards exercisable at December 31, 2009	4,895	$ 320.88	-	$ -

In February 2009, certain executives were awarded a total of 4,248 long-term SARs and 1,305 medium-term SARs, all at a grant price of $315.91 per share, the then current market value (based on the most recent public stock sale known to the Company immediately preceding the grant) of the Company's common stock. In consideration of changes in tax law, on January 1, 2009, 1,068 long-term SARs with an exercise price of $0 were forfeited by the executives and replaced with 2,290 long-term SARs with an exercise price of $315.91. These replacement awards are reflected in the tables above.

The total amount of cash used to settle the exercise of the awards during the years ended December 31, 2009, and 2007 was equivalent to their intrinsic value and amounted to $218,000, and $41,000, respectively. No awards were exercised in 2008. The fair value of awards vested during years ended December 31, 2009, 2008, and 2007 amounted to $156,000, $-0-, and $69,000, respectively.

The weighted average estimated per-award fair value, as of December 31, 2009 and 2008 are presented below. Fair value was estimated using the Black-Scholes-Merton option-pricing model with the following assumptions. No forfeitures are assumed, as none are anticipated.

	2009		2008	
Award Type	LTS	MTS	LTS	MTS
Per-award fair value	$ 16.65	$ 15.85	$ 43.28	$ 40.32
Expected dividend yield	3.07%	3.07%	2.86%	2.86%
Risk-free interest rate	2.98%	2.98%	1.87%	1.87%
Expected Life	5.9 years	5.9 years	7.1 years	7.1 years
Volatility	5.3%	5.3%	12.85%	12.85%

Long-term SAR's outstanding and medium-term SARs outstanding (both exercisable and unexercisable) at December 31, 2009, had exercise prices ranging from $315.91 to $360.28. The weighted average expected life of these awards is six years. Since these awards have no stated expiration date, the expected life is calculated as the number of years from grant date to the grantee's 60th birthday, which is the historical life for similar past awards. Based upon current assumptions, the estimated compensation cost related to non-vested awards not yet recognized is $145,000, which is expected to be recognized over a weighted average period of five years. The Company had accrued a liability of $158,000 and $480,000 at December 31, 2009 and 2008, respectively, representing the accumulated fair-value vested obligation of these awards under the plan.

(15) Leases

The Company leases certain buildings and office space under operating lease arrangements. Rent expense, net of rent received and deferred-gain on sale-leaseback, under these arrangements amounted to $1,842,000 in 2009, $1,591,000 in 2008, and $1,328,000 in 2007 in 2006. Real estate taxes, insurance, maintenance, and other operating expenses associated with leased buildings and office space are generally paid by the Company.

A summary of non-cancellable, long-term operating lease commitments as of December 31, 2009, follows (in thousands):

Years ending December 31,	Amount
2010	$ 2,260
2011	2,293
2012	2,218
2013	2,225
2014	2,014
2015 and after	13,930
Total	$ 24,940

(16) Commitments and Contingencies

In the normal course of business, various commitments and contingent liabilities are outstanding. The following table presents the notional amount of the Company's significant commitments and their respective carrying amount, where applicable. Most of these commitments are not included in the Company's Consolidated Balance Sheet (in thousands).

	Year ended December 31,			
	2009		**2008**	
	Notional Amount	**Carrying Amount**	**Notional Amount**	**Carrying Amount**
Commitments to extend credit:				
Commercial lines of credit	$ 104,423	-	106,873	-
Commercial real estate and construction	$ 23,069	-	28,492	-
Residential real estate at fixed rates	$ 5,824		4,176	-
Home equity lines of credit	$ 113,982	-	79,653	-
Unsecured personal lines of credit	$ 15,937	-	15,945	-
Standby and commercial letters of credit	$ 8,298	(120)	9,046	(133)
Commitments to sell real estate loans	$ 6,657	-	2,053	-

Commitments to extend credit are agreements to lend to customers and generally have fixed expiration dates or other termination clauses that may require payment of a fee, the amount of which is immaterial. Standby and commercial letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party and also require payment of a fee. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of an underlying contract with a third party, whereas commercial letters of credit are issued to facilitate commerce and typically result in the commitment being funded when the underlying transaction is consummated between the customer and third party. Because many commitments and almost all letters of credit expire without being funded in whole or in part, the notional amounts are not estimates of future cash flows. The credit risk associated with commitments to extend credit and standby and commercial letters of credit is essentially the same as that involved with extending loans to customers and is subject to normal credit policies. The Company's credit policy generally requires customers to provide collateral, usually in the form of customers' operating assets or property, prior to disbursement of approved loans.

Commitments to originate fixed-rate loans are made when a borrower executes a rate-lock agreement. At the time of execution, the Company generally charges a rate-lock fee, which approximates the fair value of the Company's commitment. These commitments usually have terms ranging from 30 to 45 days. Concurrently, the Company enters into commitments to sell certain fixed-rate residential real estate loans (usually those subject to the foregoing rate-locks). These commitments to sell are recorded in the consolidated balance sheet at estimated fair value.

(16) Commitments and Contingencies (continued)

The Company has committed $3,000,000 to Cephas Capital Partners, II. This Small Business Investment Company (SBIC) is a community-bank backed mezzanine finance company. It is a follow-on investment from our current investment in Cephas Capital Partners. At December 31, 2009, the Company had a remaining unfunded commitment of $2,700,000. This investment is carried in Other Assets on the Consolidated Balance Sheet.

The Company has committed $500,000 for an investment in Trillium Lakefront Partners, LLC. This venture capital fund is a community-backed initiative in support of new business and job growth in the Company's market area. At December 31, 2009, the Company had a remaining unfunded commitment of $142,000. This investment is carried in Other Assets on the Consolidated Balance Sheet.

As discussed in Note 2 under the terms of various purchase agreements, the Company is obligated to make future payments, including guaranteed minimum payments, totaling $1,738,000. These obligations are carried in Borrowings on the Consolidated Balance Sheet. The amount of these obligations are subject to change in 2010 years depending upon the achievement of certain operating results.

As a member bank using its clearing operations, the Bank is required to maintain a $2,500,000 reserve balance in cash on hand and with the Federal Reserve Bank of New York.

In October 2009, the Bank was served with a Summons and Complaint filed in United States District Court for the Western District of New York in an action seeking class action status alleging that the Bank violated the Electronic Funds Transfer Act, 15 U.S.C. §1693 et seq. and its implementing regulations 12 C.F.R §205 et seq. by failing to post a notice on or at two of its automatic teller machines advising consumers who transact an electronic funds transfer of the fact that a fee may be imposed for the transaction and the amount of the fee. The plaintiff is seeking statutory damages on behalf of the class and attorney's fees. Damages are capped by statute at $500,000, exclusive of costs and fees. On November 24, 2009, the Bank by its counsel moved to dismiss the class action allegations. Although settlement negotiations are ongoing, in the event a settlement is not achieved, the Bank intends to defend the matter vigorously. No estimate of potential loss to be incurred by the Company can be made by management at December 31, 2009.

In the normal course of business, the Company has various contingent liabilities outstanding that are not included in the Consolidated Financial Statements. Management does not anticipate any material losses as a result of these contingent liabilities.

(17) Regulatory Matters

The Company and its subsidiaries are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its subsidiaries must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (as set forth in the table following) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2009, that the Company and Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2009, and as of the most recent notification from regulators, the Company and the Bank are well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Company and Bank must maintain a minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. Subsequently, there have been no conditions or events which management believes has changed the Company's or Bank's category.

(Dollars in thousands)	December 31, 2009					
	Actual Regulatory Capital		Minimum Requirement		Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Leverage capital (Tier 1) as percent of three-month average assets:						
Company	$ 134,059	8.55%	$ 62,730	4.00%	$ 78,413	5.00%
Bank	$ 122,698	7.93%	$ 61,917	4.00%	$ 77,396	5.00%
As percent of risk-weighted, period-end assets						
Core capital (Tier 1)						
Company	$ 134,059	11.27%	$ 47,242	4.00%	$ 70,864	6.00%
Bank	$ 122,698	10.60%	$ 46,300	4.00%	$ 69,449	6.00%
Total capital (Tiers 1 and 2)						
Company	$ 162,577	13.77%	$ 94,485	8.00%	$ 118,106	10.00%
Bank	$ 136,934	11.83%	$ 92,599	8.00%	$ 115,749	10.00%

(Dollars in thousands)	December 31, 2008					
	Actual Regulatory Capital		Minimum Requirement		Well-Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Leverage capital (Tier 1) as percent of three-month average assets:						
Company	$ 119,775	8.71%	$ 55,325	4.00%	$ 68,791	5.00%
Bank	$ 113,390	8.15%	$ 55,652	4.00%	$ 69,565	5.00%
As percent of risk-weighted, period-end assets						
Core capital (Tier 1)						
Company	$ 119,775	10.99%	$ 43,591	4.00%	$ 65,386	6.00%
Bank	$ 113,390	10.61%	$ 42,733	4.00%	$ 64,100	6.00%
Total capital (Tiers 1 and 2)						
Company	$ 149,625	13.73%	$ 87,182	8.00%	$ 108,977	10.00%
Bank	$ 125,382	11.74%	$ 85,466	8.00%	$ 106,833	10.00%

The Company's trust subsidiaries Genesee Valley Trust Company and Canandaigua National Trust Company of Florida must also meet minimum capital requirements as set forth by their regulators. As of December 31, 2009, these companies complied with their minimum capital requirements.

(18) Segment Information

The Company is organized into three reportable segments: the Company, including its banking subsidiary and Canandaigua National Trust Company of Florida (Bank segment); CNB Mortgage Company (CNBM), and Genesee Valley Trust Company (GVT). These have been segmented due to differences in their distribution channels, the volatility of their earnings, and internal and external financial reporting requirements.

The Bank segment provides a wide range of credit products and banking services to retail and commercial customers, largely within the markets the Company serves. Among the services provided by this segment are commercial and consumer lending, including residential mortgage loans, loan servicing, deposit products, cash management services, investment management and retirement services, securities custodial services, and other related products and services. These products and services are offered through several delivery channels which include traditional community banking offices, automated teller machines, telephone banking, and internet banking. CNB Mortgage originates residential mortgage loans for consumers and sells all of those loans either to the Bank or to third-party investors in the secondary market. Genesee Valley Trust Company provides investment management and retirement services.

(18) Segment Information (continued)

The financial information of these segments has been compiled utilizing the accounting policies described in Note 1. Intersegment revenue, mainly servicing release premiums, is earned on the basis of similar third-party transactions. Indirect administrative expenses are allocated among segments based upon the segments' use of indirect resources. Income taxes are allocated to segments based on the Company's marginal statutory tax rate adjusted for any tax-exempt income or non-deductible expenses. The accounting policies and processes utilized in compiling segment financial information is based on U.S. generally accepted accounting principles, as CNB Mortgage and Genesee Valley Trust Company are subject to stand-alone external financial reporting. The reportable segment information as of, and for the years ended, December 31, 2009, 2008, and 2007 follows (in thousands):

The operating results of GVT for the year ended December 31, 2009 were negatively affected by a year-over-year decline in revenues caused by the fall in the fair value of assets under administration and a $0.8 million retirement expense accrual upon the president's early retirement.

		2009			
	Bank	**CNBM**	**GVT**	**Intersegment**	**Total**
Net interest income	$ 54,469	12	(68)	(39)	54,374
Non-interest income	20,847	5,270	3,678	(5,025)	24,770
Total revenues	75,316	5,282	3,610	(5,064)	79,144
Provision for loan losses	4,345	-	-	-	4,345
Intangible amortization	228	-	835	-	1,063
Other operating expenses	47,561	1,746	4,289	(455)	53,141
Total expenses	52,134	1,746	5,124	(455)	58,549
Income (loss) before tax	23,182	3,536	(1,514)	(4,609)	20,595
Income tax	5,401	1,371	(589)	(782)	5,401
Net income (loss)	$ 17,781	2,165	(925)	(3,827)	15,194
Total identifiable assets	$ 1,551,047	6,013	19,142	(10,202)	1,566,000

		2008			
	Bank	**CNBM**	**GVT**	**Intersegment**	**Total**
Net interest income	$ 47,781	21	(235)	(82)	47,485
Non-interest income	16,377	2,245	4,888	(1,056)	22,454
Total revenues	64,158	2,266	4,653	(1,138)	69,939
Provision for loan losses	3,805	-	-	-	3,805
Intangible amortization	163	-	921	-	1,084
Operating expenses	41,102	1,303	4,029	(275)	46,159
Total expenses	45,070	1,303	4,950	(275)	51,048
Income (loss) before tax	19,088	963	(297)	(863)	18,891
Income tax	4,958	374	(91)	(283)	4,958
Net income (loss)	$ 14,130	589	(206)	(580)	13,933
Total identifiable assets	$ 1,402,693	3,212	20,030	(6,898)	1,419,037

(18) Segment Information (continued)

		2007		
	Bank	**CNBM**	**Intersegment**	**Total**
Net interest income	$ 42,109	30	(1,163)	40,976
Non-interest income	15,316	1,885	(1,367)	15,834
Total revenues	57,425	1,915	(2,530)	56,810
Provision for loan losses	2,375	-	-	2,375
Operating expenses	36,261	1,270	(234)	37,297
Total expenses	38,636	1,270	(234)	39,672
Income before tax	18,789	645	(2,296)	17,138
Income tax	4,680	252	(252)	4,680
Net income	$ 14,109	393	(2,044)	12,458
Total identifiable assets	$ 1,254,935	3,109	(1,695)	1,256,349

(19) Condensed Financial Information - Parent Company Only

The following are the condensed balance sheets, statements of income, and statements of cash flows for Canandaigua National Corporation (in thousands).

Balance Sheets

	December 31,	
	2009	**2008**
Assets:		
Cash in subsidiary bank	$ 5,756	14,258
Cash in other banks	1,800	1,860
Securities available for sale	2,664	2,580
Investment in Bank	125,979	116,124
Investment in nonbank subsidiaries	23,757	15,087
Other assets	4,894	4,133
Total assets	$ 164,850	154,042
Liabilities:		
Junior subordinated debentures	$ 51,547	51,547
Other liabilities	1,568	2,057
Total liabilities	53,115	53,604
Stockholders' Equity	111,735	100,438
Total liabilities and stockholders' equity	$ 164,850	154,042

(19) Condensed Financial Information - Parent Company Only (continued)

Statements of Income

	Years ended December 31,		
	2009	**2008**	**2007**
Dividends from Bank	$ 7,200	7,200	6,000
Dividends from nonbank subsidiaries	500	670	500
Other income	264	670	1,261
Loss on write-down of securities available for sale	(120)	(700)	-
Interest and other expenses	(3,376)	(3,109)	(3,639)
Income before undistributed income of subsidiaries	4,468	4,731	4,122
Undistributed current year income of subsidiaries	9,744	8,622	8,075
Income before taxes	14,212	13,353	12,197
Income tax benefit	982	580	261
Net income	$ 15,194	13,933	12,458

Statements of Cash Flow

	Years ended December 31,		
	2009	**2008**	**2007**
Cash flows from operating activities			
Net income	$ 15,194	13,933	12,458
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation, amortization and accretion	24	20	154
Undistributed current year earnings of subsidiaries	(9,744)	(8,622)	(8,075)
Loss on write-down of securities available for sale	120	700	-
Other	(1,068)	(544)	(383)
Net cash provided by operating activities	4,526	5,487	4,154
Cash flows from investing activities:			
Purchase of securities available for sale	-	-	(4,500)
Proceeds from maturities and call of securities available for sale	-	4,536	13,050
Acquisition of company	-	(13,112)	-
Investment in subsidiaries	(8,055)	-	-
Purchases of other investments, net	(37)	(41)	(66)
Fixed assets purchased, net	-	(162)	(22)
Net cash (used in) provided by investing activities	(8,092)	(8,779)	8,462
Cash flows from financing activities:			
Repayment of junior subordinated debentures	-	-	(20,619)
Proceeds from junior subordinated debentures	-	-	20,619
Payments for treasury stock transactions, net	(327)	(1,129)	(1,386)
Tax benefit from stock option exercise	-	152	246
Dividends paid	(4,669)	(4,266)	(3,813)
Net cash used in financing activities	(4,996)	(5,243)	(4,953)
Net (decrease) increase in cash	(8,562)	(8,535)	7,663
Cash at beginning of year	16,118	24,653	16,990
Cash at end of year	$ 7,556	16,118	24,653

(20) Fair Values of Financial Instruments

Current accounting pronouncements require disclosure of the estimated fair value of financial instruments. Fair value is generally defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly, non-distressed sale between market participants at the measurement date. With the exception of certain marketable securities and one-to-four-family residential mortgage loans originated for sale, the Company's financial instruments are not readily marketable and market prices do not exist. The Company, in attempting to comply with accounting disclosure pronouncements, has not attempted to market its financial instruments to potential buyers, if any exist. Since negotiated prices in illiquid markets depend upon the then present motivations of the buyer and seller, it is reasonable to assume that actual sales prices could vary widely from any estimate of fair value made without the benefit of negotiations. Additionally, changes in market interest rates can dramatically impact the value of financial instruments in a short period of time. Finally, the Company expects to retain substantially all assets and liabilities measured at fair value to their maturity or call date. Accordingly, the fair values disclosed herein are unlikely to represent the instruments' liquidation values, and do not, with the exception of securities, consider exit costs, since they cannot be reasonably estimated by us.

The estimated fair values of the Company's financial instruments are as follows (in thousands):

	December 31, 2009		December 31, 2008	
Financial Assets:	**Carrying Amount**	**Fair Value**	**Carrying Amount**	**Fair Value**
Cash and equivalents	$ 78,224	78,224	32,670	32,670
Securities, available-for-sale and held-to-maturity	$ 280,797	287,527	261,149	264,387
Loans-net	$ 1,145,707	1,207,093	1,076,620	1,102,079
Loan servicing rights	$ 1,797	2,893	855	1,597
Financial Liabilities:				
Deposits:				
Demand, savings and				
money market accounts	$ 888,094	888,094	755,213	755,213
Time deposits	$ 489,603	482,384	453,694	461,246
Borrowings	$ 9,841	9,993	25,859	26,102
Junior subordinated debentures	$ 51,547	53,527	51,547	54,331
Other financial instruments:				
Interest rate swap agreement	$ (1,437)	(1,437)	(1,872)	(1,872)
Letters of credit	$ (120)	(120)	(133)	(133)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Equivalents

For these short-term instruments that generally mature 90 days or less, or carry a market rate of interest, the carrying value approximates fair value.

Securities (Available-for-Sale and Held-to-Maturity)

Fair values for securities are determined using independent pricing services and market-participating brokers, or matrix models using observable inputs. The pricing service and brokers use a variety of techniques to arrive at fair value including market maker bids, quotes and pricing models. Inputs to their pricing models include recent trades, benchmark interest rates, spreads, and actual and projected cash flows. Management obtains a single market quote or price estimate for each security. None of the quotes or estimates is considered a binding quote, as management would only request one if management had the positive intent to sell the securities in the foreseeable future and management believed the price quoted represented one from a market participant with the intent and the ability to purchase. Internal matrix models are used for non-traded municipal securities. Matrix models consider observable inputs, such as benchmark interest rates and spreads.

20) Fair Values of Financial Instruments (continued)

Certain securities' fair values are determined using unobservable inputs and included bank debt based CDO's. There is a very limited market and limited demand for these CDO's due to imbalances in marketplace liquidity and the uncertainty in evaluating the credit risk in these securities. In determining fair value for these securities, management considered various inputs. Management considered fair values from several brokerage firms which were determined using assumptions as to expected cash flows and approximate risk-adjusted discount rates.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by interest type such as floating, adjustable, and fixed-rate loans, and by portfolios such as commercial, mortgage, and consumer.

The fair value of performing loans is calculated by discounting scheduled cash flows through the loans' estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan category. The estimate of maturity is based on the average maturity for each loan classification.

Delinquent loans (not in foreclosure) are valued using the method noted above, and also consider the fair value of collateral for collateral-dependent loans. While credit risk is a component of the discount rate used to value loans, delinquent loans are presumed to possess additional risk. Therefore, the calculated fair value of loans is reduced by the allowance for loan losses.

The fair value of loans held for sale is estimated based on outstanding investor commitments or in the absence of such commitments, is based on current yield requirements or quoted market prices.

Loan Servicing Assets

The Company uses a third party to estimate the fair value of loan servicing assets. To estimate the fair value, the third party considers market prices for similar assets and the present value of expected future cash flows associated with the servicing assets calculated using assumptions that market participants would use in estimating future servicing income and expense. Such assumptions include estimates of the cost of servicing loans, loan default rates, an appropriate discount rate, and prepayment speeds.

Deposits

The fair value of demand deposits, savings accounts, and money market accounts is the amount payable on demand at the reporting date. The fair value of fixed maturity time deposits is estimated using a discounted cash flow approach that applies current market rates to a schedule of aggregated expected maturities of time deposits.

Borrowings

The fair value of borrowings is based on quoted market prices for the identical debt when traded as an asset in an active market. If a quoted market price is not available, fair value is calculated by discounting scheduled cash flows through the borrowings' estimated maturity using current market rates.

Junior Subordinated Debentures

There is no trading market for the Company's debentures. Therefore the fair value of junior subordinated debentures is determined using an expected present value technique. The fair value of the adjustable-rate debentures approximates their face amount, while the fair value of fixed-rate debentures is calculated by discounting scheduled cash flows through the borrowings' estimated maturity using current market rates.

Interest Rate Swap Agreement (Swap)

The fair value of the swap was the amount the Company would have expected to pay to terminate the agreement and was based upon the present value of expected future cash flows using the LIBOR swap curve, the basis for the underlying interest rate.

Other Financial Instruments

The fair values of letters of credit, unused lines of credit and commitments to originate loans approximate the fee charged to make the commitments.

(20) Fair Values of Financial Instruments (continued)

Some of the financial instruments disclosed in the previous table are measured at fair value in the consolidated financial statements. Accounting principles establish a three-level valuation hierarchy for fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows.

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring and non-recurring basis at December 31, 2009, by caption on the Consolidated Balance Sheet (dollars in thousands).

	Quoted market prices in active markets (Level 1)	Internal models with significant observable market parameters (Level 2)	Internal models with significant unobservable market parameters (Level 3)	Total carrying value in the Consolidated Balance Sheet
Measured on a recurring basis:				
Assets				
Securities available-for-sale	$499	117,454	972	118,925
Total	$499	117,454	972	118,925
Liabilities				
Interest rate swap agreement	$ -	-	1,437	1,437
Letters of credit	$ -	-	120	120
Total liabilities	$ -	-	1,557	1,557
Measured on a non-recurring basis:				
Assets				
Loans				
Loans-held-for-sale	-	6,657	-	6,657
Collateral dependent impaired loans	-	-	7,771	7,771
Other assets				
Other real estate owned	-	-	2,769	2,769
Loan servicing assets	-	-	2,893	2,893
Total assets	$ -	6,657	13,433	20,090

(20) Fair Values of Financial Instruments (continued)

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2009, by caption on the Consolidated Balance Sheet (dollars in thousands).

	Quoted market prices in active markets (Level 1)	Models with significant observable market parameters (Level 2)	Models with significant unobservable market parameters (Level 3)	Total carrying value in the Consolidated Balance Sheet
Assets				
Securities available-for-sale	$ -	$ 96,161	$ 359	$ 96,520
Total assets	$ -	$ 96,161	$ 359	$ 96,520
Liabilities				
Interest rate swap agreement	$ -	$ 1,872	$ -	$ 1,872
Total liabilities	$ -	$ 1,872	$ -	$ 1,872

As of and for the year ended December 31, 2008, the balance and impact of financial instruments measured on a non-recurring basis were not material.

The following table shows a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2009 and 2008 (in thousands).

		2009	2008
Securities available for sale, beginning of year	$	359	-
Transfers into Level 3 during the year		540	1,151
Unrealized gain (loss) included in other comprehensive income		193	(92)
Impairment charges included in earnings		(120)	(700)
Securities available for sale, end of year	$	972	359

Board of Directors

Canandaigua National Corporation is honored to have so many distinguished community leaders on its Board of Directors.



Board of Directors: (back row) Richard C. Fox, Richard P. Miller, Jr., Robert G. Sheridan, George W. Hamlin, IV, Alan J. Stone, Thomas S. Richards, Frank H. Hamlin, III (front row) Patricia A. Boland, Sue S. Stewart, Daniel P. Fuller, Caroline C. Shipley, Stephen D. Hamlin.

Patricia A. Boland
Retired Educator
Retired Mayor, City of Canandaigua
Past President, Granger Homestead Society Board of Trustees

Richard C. Fox
President, Wendy's Restaurants of Rochester, Inc., 1976-present
Trustee, Genesee Country Village and Museum

Daniel P. Fuller
Chairman of the Board, Canandaigua National Corporation, 2008-present
President and General Manager, Bristol Mountain Ski Resort, December 1984-present
General Manager, Roseland Waterpark, 2003-present

Frank H. Hamlin, III
Of Counsel, Croucher, Jones & Johns, July 2007-present
Attorney, June 2002-2007
Partner, Jones, Parks & Hamlin, 2001-2002
Legal Aide, Office of New York State Attorney General, 1999-2000
Member, Ontario County Bar Association, 2001-present

George W. Hamlin, IV
President, CEO, and Trust Officer, The Canandaigua National Bank and Trust Company, 1979-present
Director, Federal Reserve Bank of New York ,1997-2002
Chair, Thompson Health System, 2004-2009
Chair, Eastman School of Music
Director, University of Rochester Medical Center
Director, Center for Governmental Research
Chair, Investment Committee-Monroe Fund
Director, New York Wine and Culinary Center
Director, CMAC (Constellation Brands–Marvin Sands Performing Arts Center)

Stephen D. Hamlin
Retired Cultural Leader
Chief Executive Officer, Sonnenberg Gardens, February 1996-2000
Vice President, Schlegel Corp., 1963-1984

Richard P. Miller, Jr.
Mayor, City of Oneonta, NY
Retired, President, Hartwick College, 2003-2008
Vice Chancellor and Chief Operating Officer, State University of New York, 2000-2003
Senior Vice President and Chief Operating Officer, University of Rochester, 1996-2000

Thomas S. Richards
Corporation Counsel, City of Rochester, January 1, 2006-present
Chairman, President, and Chief Executive Officer, RGS Energy Group, Inc. and Rochester Gas and Electric Corporation, 1998-2002
Trustee, University of Rochester
Trustee, Rochester Institute of Technology

Robert G. Sheridan
Executive Vice President, Cashier, and CRA Officer, The Canandaigua National Bank and Trust Company, 2007-present
Senior Vice President and Cashier, The Canandaigua National Bank and Trust Company, 1989-2006
President, CNB Mortgage Company, 2002-present
Trustee, Granger Homestead Society

Caroline C. Shipley
Retired
Treasurer, First Congregational Church
Treasurer, Ontario Children's Foundation
Member, Canandaigua City School District Board of Education, 1979-2009
President, 1983-1991, 2007-2009

Sue S. Stewart
Senior Vice President and General Counsel, University of Rochester, 2003-present
Partner, Nixon Peabody LLP, 1978-2001
Managing Partner, Rochester Office, 1998-2000
Former Director, United Way of Greater Rochester
Co-chair, Board of Trustees, National Center for Education and the Economy

Alan J. Stone
Managing Member, Stone Family Properties LLC, 1986-present
Member, City Mini Storage LLC, 1999-present
Director, Stone Construction Equipment, Inc., 1969-present
Chairman of the Board, Canandaigua National Corporation, 1994-2004
CEO, Stone Construction Equipment, Inc., 1969-1986

Emeritus Board Members

James S. Fralick
Eldred M. Sale

Officers

George W. Hamlin, IV	*President and Chief Executive Officer*
Robert G. Sheridan	*Executive Vice President and Secretary*
Gregory S. MacKay	*Senior Vice President and Treasurer*
Steven H. Swartout, Esq.	*Executive Vice President*
Lawrence A. Heilbronner	*Executive Vice President and Chief Financial Officer*

Community Advisory Committees

Bloomfield Office
Sandra S. Jackson
Frank J. Marianacci
Judy A. Reader

Brighton Office
Theodore J. Chamberlain
James E. Goldberg
A. Thomas Hildebrandt
William Moehle, Esq.

Canandaigua/Lakeshore Office
David S. Brassie, CPA
Lauren Kolb
Gail D. O'Brien
Salvatore V. Pietropaolo
Deborah E. Rought
Margaret E. Somerset, Esq.

Chili Office
Mary Anne Burkhart
David P. Harris
Susan P. Knight-Nanni, D.C.

Farmington Office
Mark D. Allman
Ronald Brand
Anne P. Fessler, DVM
Leonard P. Muscarella, DDS

Greece Office
Ralph A. DeStephano
Gary J. Romig
Pamela S. Schaber
Eugene Welch, Esq.

Honeoye Office
John H. Chrisman, Jr.
Sandra D'Angelo
Bonnie L. Drake
Michael M. Pellittiere, II

Honeoye Falls Office
Steven R. Benz
John Harris
Barry Shapiro
Mark Stephens

Irondequoit Office
Arnold J. Eckert
Jack Herrema
Valerie Oberholtzer
Joyce R. Soporito

Manchester-Shortsville Office
Roger E. Herendeen
Thomas L. Lynch
Mary C. Record
Cynthia J. Walton

Mendon Office
Marvin E. Hogan, Jr.
Charles H. Meisenzahl
Gary H. Mervis
Dianne M. Tucker

Penfield Office
Donald A. Johnson
Richard J. Pratt
John F. Schoenhardt
Michael J. Sullivan

Perinton Office
David A. Butry
T. C. Lewis
Carolyn H. Saum
Steven E. Schalabba

Pittsford Office
Sharon L. Garofanello
Barbara A. Hufsmith, CPA
Mitchell Pierson, Jr.
Klaus E. Siebert, CPA

Rochester Office
Andrew A. Costanza
Donald E. Jeffries
Jennifer R. Jones, CPA
Louis P. Nau

Victor Office
Sharon M. Caron
Donald J. Culeton
Samantha A. Johnson
William H. Turner

Officers

Office of the President
George W. Hamlin, IV, President, CEO, and Trust Officer
Jean M. Blance, Assistant Vice President, Executive Assistant to the President

Corporate Risk Operations
Steven H. Swartout, Esq., Executive Vice President – Corporate Risk and General Counsel
Vicki B. Mandrino, Vice President – Assistant Corporate Risk Operations and Compliance Officer
Denise J. Goebel, CAMS®, Vice President – Bank Secrecy Officer
Kathleen A. Housel, Banking Officer – Fraud Risk Supervisor
Jason A. Ingalls, Bank Security Officer

A. Rosamond Zatyko, Senior Vice President – Chief Credit Risk Officer
Charleen H. Cordaro, Vice President – Credit Administrator
Jodi L. Houlihan, Assistant Vice President – Credit Review Manager
Julie A. Caves, Banking Officer – Portfolio Risk Analyst
Kevin H. Roat, Banking Officer – Commercial Scoring Model Manager
Sandra J. Holley, Collateral Control Officer

Consumer Loan Administration
Robert G. Sheridan, Executive Vice President, Cashier, and CRA Officer

Brenda W. Stoker, Vice President – Consumer Loans Manager
Lori R. Ellis, Vice President – Senior Consumer Loan Officer
Richard J. Ertel, Vice President – Sales and Dealer Relations
Richard T. Wade, Vice President – Senior Collections and Consumer Loan Officer
William J. Van Damme, Vice President – Residential, Construction, and Portfolio Loans
Cheryl A. Hurd, Vice President – Home Equity and Consumer Loans

Wealth Strategies Group
Scott B. Trumbower, Senior Vice President – Manager Wealth Strategies Group
Richard H. Hawks, Jr., Senior Vice President – Senior Fiduciary Officer
G. James Blatt, Vice President – Business Development Officer
Paul R. Callaway, Vice President – Business Development Officer
James P. Terwilliger, PhD, CFP®, Vice President – Financial Planning
Donna L. Cator, CFP®, Assistant Vice President – Relationship Manager
Denise A. Kelly-Dohse, Assistant Vice President – Relationship Manager
Sharon E. Greisberger, Vice President – Manager Trust Administration
Lynn M. Carleton, Vice President – Trust Administration Officer
James F. Lieb, Vice President – Trust Administration Officer
JoAnn K. Roberts, CTFA, Vice President – Trust Administration Officer
Kevin D. Kinney, Assistant Vice President – Business Development Officer
Ramona Green, Wealth Strategies Group Officer
Laura A. King, Wealth Strategies Group Officer

J. Michael Reed, CFA, Vice President – Manager Investment Services
Mark Buonaugurio, Vice President – Investment Officer
James M. Exton, Vice President – Investment Officer
Jason W. Fitzgerald, CFP®, Vice President – Investment Officer
Peter J. Gaess, Vice President – Investment Officer
David P. Guzzetta, AFIM, CMFC®, Vice President – Investment Officer
Stephen A. Rossi, CFA, Assistant Vice President – Investment Officer
Adam R. Leszyk, CFP®, Investment Officer

Kathleen A. Emert, Vice President – Manager Employee Benefits Services
Sandra A. Lancer, CRSP, Vice President – Employee Benefits Trust Officer
Mark S. Mazzochetti, CISP, Assistant Vice President – Employee Benefits Trust Officer
Jennel J. Dillon, Employee Benefits Trust Officer

Commercial Services
Gary L. Babbitt, Executive Vice President
Robert L. Lowenthal, Senior Vice President
Jeffrey W. Barker, Vice President
Bernard E. Belcher, Vice President
Brendon S. Crossing, Vice President
Michael J. Drexler, Vice President
Christine A. Eichelberger, Vice President
Keith J. Goebel, Vice President
Michael S. Mallaber, Vice President
JoAnn Nieman, Vice President
Timothy A. Stone, Vice President
Richard A. Szabat, Vice President
John C. Eilersten, Jr., Commercial Services Officer

Stanley L. Peck, Vice President – Manager Resource Recovery
Joyce A. Hey, Banking Officer

Customer Value Management
Joseph L. Dugan, Executive Vice President
Stephen R. Martin, Senior Vice President – Public Relations Manager
Scott B. Trumbower, Senior Vice President – Manager Wealth Strategies Group
Margaret W. Meyer, Assistant Vice President – Personal Banking Manager
Karen C. Serinis, Senior Vice President – Retail Branch Network
Kathleen C. Amberge, Vice President – Area Manager/Webster
Lisa J. Blakesley, Vice President – Area Manager/Pittsford
Christopher M. Keys, Vice President – Area Manager/Canandaigua
Michael J. O'Donnell, Vice President – Retail Business Development Officer
Sam Gueli, Assistant Vice President – Retail Business Development Officer
Tamra A.B. O'Donnell, Vice President – Marketing Manager
Glenn R. Colliss, Assistant Vice President – Electronic Banking Product Manager
Kelly M. Sheridan, Banking Officer – Marketing Specialist

Finance and Operations
Lawrence A. Heilbronner, Executive Vice President – Chief Financial Officer
Gregory S. MacKay, Senior Vice President – Treasury Services and Chief Economist
Mary Kay Bashaw, Vice President – Government Banking Officer
Kathleen G. Corry, Vice President – Assistant Accounting Manager
Barbara A. Finch, Vice President – Banking Operations Manager
Dawn C. Phelps, Vice President – Controller
Robert L. Simpson, Assistant Vice President – Reporting and Analysis
Sandra U. Roberts, Senior Vice President – Information Technology
Michael A. Mandrino, Vice President – Chief Technology Officer
M. Beth Uhlen, Vice President – Manager Trust Operations
Catherine M. Burnett, Banking Officer – Assistant Trust Operations Manager

Audit
Linda M. Schnitzler, CFSA, CBA, CRP, Senior Vice President – Chief Auditor
Michelle A. LaMachia, Assistant Vice President – Assistant Auditor
Antoinette M. Ertel, Assistant Vice President – Senior Auditor

Human Resources
Mary Ann M. Ridley, Senior Vice President
Nancy L. Thompson, Assistant Vice President – Payroll and Benefits Manager
Marie E. Dastin, Human Resources Officer
Allyson E. Roote, Assistant Vice President and Training Officer
Jan C. Schrader, Operations Support Officer

Community Banking Offices

Alexander Park
Kristine Duran, Community Office Sales Manager
Kimberly Sorel, Financial Services Representative

Bloomfield
Judy A. Reader, Assistant Vice President – Community Office Sales Manager
Kim Brewer, Financial Services Representative

Brighton
Theodore J. Chamberlain, Assistant Vice President – Community Office Sales Manager
Jennifer M. Keirsbilck, Financial Services Representative

Canandaigua – Main Office
Lauren Kolb, Assistant Vice President – Community Office Sales Manager
John W. VanVechten, Vice President – Financial Services Representative
Michael D. Schiller, RP – Personal Banker, Canandaigua Cluster

Canandaigua – Lakeshore
Deborah E. Rought, Assistant Vice President – Community Office Sales Manager
Gregory M. Bapst, Financial Services Representative

Chili
Mary Anne Burkhart, Assistant Vice President – Community Office Sales Manager
Donna M. Cummings, Financial Services Representative

Customer Service Center
Daniel P. Linehan, Assistant Vice President – Customer Service Center Manager

Eastview Mall
Samantha A. Johnson, Assistant Vice President – Community Office Sales Manager
Jennifer S. Everhart, Service Manager

Farmington
Mark D. Allman, Assistant Vice President – Community Office Sales Manager
James A. Johnson III, Financial Services Representative

Greece
Pamela S. Schaber, Community Office Sales Manager
Veronica M. Owens, Financial Services Representative

Henrietta
Gwendolen A. Crawford, Assistant Vice President – Community Office Sales Manager
Javier Quintana, Financial Services Representative

Honeoye
Sandra L. D'Angelo, Assistant Vice President – Community Office Sales Manager
Amy L. Force, Financial Services Representative

Honeoye Falls
Steven R. Benz, Assistant Vice President – Community Office Sales Manager
Audrey A. Evangelist, Financial Services Representative

Irondequoit
Valerie L. Oberholtzer, Community Office Sales Manager
Patricia N. Vitale, Financial Services Representative

Manchester-Shortsville
Cynthia J. Walton, Assistant Vice President – Community Office Sales Manager
Amy E. Eagley, Financial Services Representative

Mendon
Dianne M. Tucker, Assistant Vice President – Community Office Sales Manager
Elnora N. Williams, Financial Services Representative

Penfield
Richard J. Pratt, Assistant Vice President – Community Office Sales Manager
Amanda Cotter, Financial Services Representative

Perinton
David A. Butry, Assistant Vice President – Community Office Sales Manager
Cynthia S. Doyle, Financial Services Representative

Pittsford
Sharon L. Garofanello, Assistant Vice President – Community Office Sales Manager
Barbara J. Karley, Financial Services Representative

Rochester
Louis P. Nau, Assistant Vice President – Community Office Sales Manager
Karin J. Benzon, Financial Services Representative

Victor
Samantha A. Johnson, Assistant Vice President – Community Office Sales Manager
Kelly A. Cochrane, Financial Services Representative

Webster
Jerome C. Nicolella, Community Office Sales Manager
Laurie A. Grove, Financial Services Representative
Kari A. Carlotta, Personal Banker, Webster Cluster

Canandaigua National Corporation

CNB Insurance Agency
Donna R. Hafler, Vice President

CNB Mortgage Company
Robert G. Sheridan, President
Christopher R. Spaker, Senior Vice President – Sales Manager
Helen M. Saxby, Vice President – Operations Manager

Genesee Valley Trust Company
Joseph L. Dugan, CEO*
Brian P. Costello, President*
Joy Ryen Plotnik, Esq, Senior Vice President – Trust Officer, Chief Operating Officer*
Geoffrey E. Blyth, Vice President – Investment Officer
Michael J. Merriman, Vice President of Sales and Marketing
Josina J. Stagliano, Administrative Officer – Retirement Services
Kurt E. Rosen, Operations Manager

GVT Board of Directors
G. Thomas Clark
Joseph L. Dugan
Richard C. Fox
Andrew R. Gallina
George W. Hamlin, IV
Lawrence A. Heilbronner
A. Thomas Hildebrandt
Robert G. Sheridan
Steven H. Swartout, Esq.

Canandaigua National Trust Company of Florida
George W. Hamlin, IV, Chairman, CEO, and Trust Officer
Lawrence A. Heilbronner, Executive Vice President and CFO
Steven H. Swartout, Esq, Executive Vice President and Trust Officer
S. Todd Brooks, Vice President – Manager, Trust Business Development Officer
Noleen R. Burch, Vice President

CNT Board of Directors
Daniel R. Goodwin
George W. Hamlin, IV
Garth C. Harding**
Alan M. Lupton
Richard C. McCarthy
Stephen D. Natapow
Albert W. White

*As of January 31, 2010
**Pending OCC Approval

THE ARTHUR S. HAMLIN AWARD FOR EXCELLENCE

Every year, the bank recognizes the outstanding contribution of one of its own with the Arthur S. Hamlin Award. Employees are encouraged to nominate one of their peers who has demonstrated exceptional performance and dedication to the Bank. Congratulations to this year's recipient, Chris Keys.





It was a great honor to receive the Arthur S. Hamlin award in 2008. Having known Arthur and all he stood for in this community makes receiving this award even more special. Our bank president talks often about working, living, and playing in this wonderful community. I have worked for the bank for more than 20 years and have seen firsthand how the Canandaigua National Bank not only gives back to this community but also gives back to its employees. The bank's sincere interest in its employees has helped me grow both personally and professionally. Thank you to the people I work with for nominating me and thank you to CNB for presenting me this award.

Chris Keys, *2008 Arthur S. Hamlin Award Recipient*

2 0 0 9   N O M I N E E S

Mark D. Allman	**Gloria Cascio**	**Lindsey P. Michaels**
Kathy C. Amberge	**Catherine M. Gioia**	**Valerie L. Oberholtzer**
Shirley A. Banks	**Kathleen A. Housel**	**Melissa L. Youngers**
Donald A. Barkley	**Lauren Kolb**	

P A S T   R E C I P I E N T S

Barbara Finch 2007	**Brenda Stoker** 2001	**Susan Foose** 1994
Jim Terwilliger 2006	**Lena Hayes** 2000	**Kathleen Corry** 1993
Brenda Whitney 2006	**Dawn Phelps** 1999	**James Roth** 1992
Vicki Mandrino 2005	**Beth Uhlen** 1998	**Michael O'Donnell** 1991
Michael Mandrino 2004	**Kathy Lafler** 1997	**Jerry Drake** 1990
Tamra O'Donnell 2004	**Jeannie (Baldick) Blance** 1996	**Linda Keyes** 1989
Lisa Blakesley 2003	**Amy Eagley** 1995	
Jason Ingalls 2002	**Regina Kesel** 1995	



CNB opens Alexander Park Bank Office.

Canandaigua National Bank & Trust has always supported the arts in our community. So it only seems fitting that its 24th community office at 210 Alexander Street features permanent art fixtures by renowned local glass artist Nancy Gong— as well as a rotating local art display made possible through a partnership with the Arts & Cultural Council.

The sparkling new Alexander Park Bank Office, opened December 16, 2009, was designed by Mossien Associates Architects, P.C., and constructed by Frank J. Marianacci, Inc. It features CNB's trademark sit-down teller windows and a three-lane drive-up teller/ATM. Visitors will also find an LCD monitor for community announcements.

Branch Manager Kristine Duran and her team are ready to meet the complete banking needs of customers in this vibrant, culturally rich City of Rochester neighborhood. The official Grand Opening celebration from March 1st through April 30th will feature exciting promotions such as a drawing for a laptop computer and a limited-edition Alexander Park Bank Office umbrella that will be offered as a premium to prospective customers who speak to a CNB representative.

The Alexander Park Bank Office is the latest example of Canandaigua National Bank & Trust's ongoing commitment to provide a higher level of personal service. But then, what else would you expect from the Rochester region's only local, full-service, community-owned financial institution?



CNB brings a refreshing new approach to Florida: one that's been around for more than 120 years.

For more than 120 years, Canandaigua National Bank & Trust has been building its legacy on personal service and products tailored to meet the needs of its customers.

Now we offer that same commitment through our new affiliate, Canandaigua National Trust Company of Florida. It's ready to help Sarasota residents achieve their financial goals through time-tested investment management strategies. It also offers existing customers the opportunity for tax advantages through trust and estate planning. Canandaigua National Trust Company of Florida offers a suite of investment choices—diversified, individually assembled portfolios that are made up of individual securities, passive asset allocation through the Dimensional Fund Advisors® funds, and Genesee Valley Trust Company's active asset allocation model.

Despite the fact that the $500,000 minimum for investable assets is a fraction of what other companies require, Canandaigua National Trust Company of Florida will provide a higher level of customer service, along with our Pledge of Accountability—a collection of promises that includes a money-back guarantee. It's a new venture based on a formula that's proven successful for generations of investors in any kind of economic climate.



The CNB Clock:
It's about time.

When a particularly vicious windstorm blew over a competitor's exterior clock in September of 2008, downtown Canandaigua was suddenly out of time. When the other bank chose not to resurrect its clock, our president and CEO George W. Hamlin, IV sprang to the rescue—ordering the construction of a new clock (with a retro look) to give neighbors the time of day while enhancing the street's hometown charm. It even has self-setting technology that allows the clock to receive accurate, updated time readings via satellite.

Feedback from the community has been overwhelmingly positive*:

"I am 89 years old, and so happy to again see a beautiful clock on Main Street, Canandaigua. Thank you, Mr. Hamlin, for bringing a new light to Main Street. It's been a long time that we have been without a clock."

> — Gerri Moore, Deseyn St., Canandaigua

"George Hamlin deserves our thanks for giving us this traditional-looking and accurate timepiece. I heard that the excavation for its substantial foundation uncovered a section of hollowed-out log reportedly used as a conduit for conveying natural gas used for (street) lighting. This is an interesting juxtaposition of old and new technology. Thank you for giving us the time, George."

> — Lloyd Peterson, Park Place, Canandaigua

While our Canandaigua timepiece is a recent addition, having a clock as a permanent exterior fixture is nothing new to CNB. Many of our bank offices feature outdoor clocks as a sentimental link to our past, a practical amenity for our present, and a hopeful sign of the future.

*Retrieved from www.mpnnow.com letters to the editor.

Notes

Notes

Notes



A bank for all times.

"Our consistently strong performance…is in large part due to maintaining and adhering to the principles of the traditional community bank model of lending community deposits directly to individuals and businesses in the community. This strategy is based on a system of values which has sustained the company over the first 100 years of its life, through two world wars, and the Great Depression itself."

George W. Hamlin, IV

—George W. Hamlin, IV
  President and CEO



Canandaigua
National
Corporation

